     AS FILED WITH SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 26, 2007.

                                                            FILE NOS. 333-147008
                                                                       811-08810
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM N-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933


        Pre-Effective Amendment No. 1                           [X]

        Post-Effective Amendment No.                            [ ]


                                     and/or

                             REGISTRATION STATEMENT
                              UNDER THE INVESTMENT
                              COMPANY ACT OF 1940


             Amendment No. 1                                    [X]


                        (CHECK APPROPRIATE BOX OR BOXES)
                             ---------------------

                          FS VARIABLE SEPARATE ACCOUNT
                           (Exact Name of Registrant)

                    FIRST SUNAMERICA LIFE INSURANCE COMPANY
                           ("FIRST SUNAMERICA LIFE")
                              (Name of Depositor)

                                 70 PINE STREET
                            NEW YORK, NEW YORK 10270
             (Address of Depositor's Principal Offices) (Zip Code)

       DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE: (800) 996-9786

                            MALLARY L. REZNIK, ESQ.
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY
                       C/O AIG RETIREMENT SERVICES, INC.
                       LOS ANGELES, CALIFORNIA 90067-6022
      (Name and Address of Agent for Service for Depositor and Registrant)

Approximate Date of Proposed Public Offering: As soon after the effective date of this registration statement as is practicable.

Title of Securities Being Registered: Units of interest in FS Variable Separate Account of AIG SunAmerica Life Assurance Company under variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.
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                          FS VARIABLE SEPARATE ACCOUNT

                             CROSS REFERENCE SHEET

                              PART A -- PROSPECTUS

ITEM NUMBER
IN FORM N-4                                                                              CAPTION
-----------                                                                              -------
1.           Cover Page..................................................  Cover Page
2.           Definitions.................................................  Glossary
3.           Synopsis....................................................  Highlights; Fee Tables; Portfolio
                                                                           Expenses; Examples
4.           Condensed Financial Information.............................  Appendix - Condensed Financial
                                                                           Information
5.           General Description of Registrant, Depositor and Portfolio
             Companies...................................................  The Polaris Preferred Solution
                                                                           Variable Annuity; Other Information
6.           Deductions..................................................  Expenses
7.           General Description of Variable Annuity Contracts...........  The Polaris Preferred Solution
                                                                           Variable Annuity; Purchasing a
                                                                           Polaris Preferred Solution Variable
                                                                           Annuity; Investment Options
8.           Annuity Period..............................................  Income Options
9.           Death Benefit...............................................  Death Benefits
10.          Purchases and Contract Value................................  Purchasing a Variable Annuity
                                                                           Contract
11.          Redemptions.................................................  Access To Your Money
12.          Taxes.......................................................  Taxes
13.          Legal Proceedings...........................................  Legal Proceedings
14.          Table of Contents of Statement of Additional Information....  Table of Contents of Statement of
                                                                           Additional Information

                 PART B -- STATEMENT OF ADDITIONAL INFORMATION



Incorporated by reference to the Statement of Additional Information as filed in the Initial Registration Statement under Form N-4, File Nos. 333-147008 and 811-08810, filed on October 30, 2007, Accession No. 0000950148-07-000268.



                                     PART C



Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                       (POLARIS PREFERRED SOLUTION LOGO)

                                   PROSPECTUS

                                FEBRUARY 4, 2008


                  FLEXIBLE PAYMENT DEFERRED ANNUITY CONTRACTS
                                   issued by
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY
                               in connection with
                          FS VARIABLE SEPARATE ACCOUNT
The annuity has several investment choices - Variable Portfolios (which are subaccounts of the separate account) and available Fixed Accounts. Each Variable Portfolio invests exclusively in shares of one of the Underlying Funds listed below. The Underlying Funds are part of the Anchor Series Trust ("AST"), SunAmerica Series Trust ("SAST"), Franklin Templeton Variable Insurance Products Trust ("FTVT"), Lord Abbett Series Fund, Inc. ("LASF"), and Van Kampen Life Investment Trust ("VKT").

VARIABLE PORTFOLIOS:                                       MANAGED BY:
    Aggressive Growth                                      AIG SunAmerica Asset Management Corp.
    Alliance Growth                                        AllianceBernstein L.P.
    American Funds Asset Allocation SAST                   Capital Research and Management Company(1)
    American Funds Global Growth SAST                      Capital Research and Management Company(1)
    American Funds Growth SAST                             Capital Research and Management Company(1)
    American Funds Growth-Income SAST                      Capital Research and Management Company(1)
    Asset Allocation                                       Edge Asset Management, Inc.
    Balanced                                               J.P. Morgan Investment Management Inc.
    Blue Chip Growth                                       AIG SunAmerica Asset Management Corp.
    Capital Appreciation                                   Wellington Management Company, LLP
    Capital Growth                                         OppenheimerFunds, Inc.
    Cash Management                                        Columbia Management Advisers, LLC
    Corporate Bond                                         Federated Equity Management Company
    Davis Venture Value                                    Davis Selected Advisers LLC
    "Dogs" of Wall Street(2)                               AIG SunAmerica Asset Management Corp.
    Emerging Markets                                       Putnam Investment Management, Inc.
    Equity Opportunities                                   OppenheimerFunds, Inc.
    Foreign Value                                          Templeton Investment Counsel, LLC
    Franklin Income Securities                             Franklin Advisers, Inc.
    Franklin Templeton VIP Founding Funds Allocation       Franklin Advisers, Inc.
    Fundamental Growth                                     Wells Capital Management, Inc.
    Global Bond                                            Goldman Sachs Asset Management International
    Global Equities                                        J.P. Morgan Investment Management Inc.
    Government and Quality Bond                            Wellington Management Company, LLP
    Growth                                                 Wellington Management Company, LLP
    Growth-Income                                          AllianceBernstein L.P.
    Growth Opportunities                                   Morgan Stanley Investment Management Inc.(3)
    High-Yield Bond                                        AIG SunAmerica Asset Management Corp.
    International Diversified Equities                     Morgan Stanley Investment Management Inc.(3)
    International Growth and Income                        Putnam Investment Management, Inc.
    Lord Abbett Growth and Income                          Lord, Abbett & Co. LLC
    Marsico Focused Growth                                 Marsico Capital Management, LLC
    MFS Massachusetts Investors Trust(2)                   Massachusetts Financial Services Company
    MFS Total Return                                       Massachusetts Financial Services Company
    Mid-Cap Growth                                         J.P. Morgan Investment Management Inc.
    Natural Resources                                      Wellington Management Company, LLP
    Real Estate                                            Davis Selected Advisers LLC
    Small & Mid Cap Value                                  AllianceBernstein L.P.
    Small Company Value                                    Franklin Advisory Services, LLC
    Technology                                             Columbia Management Advisers, Inc.
    Telecom Utility                                        Massachusetts Financial Services Company
    Van Kampen LIT Comstock(2)                             Van Kampen Asset Management
    Van Kampen LIT Growth and Income                       Van Kampen Asset Management
    Van Kampen LIT Strategic Growth                        Van Kampen Asset Management
    Worldwide High Income                                  Morgan Stanley Investment Management Inc.(3)

(1) Capital Research and Management Company manages the corresponding Master Fund (defined below) in which the Underlying Fund invests.

(2) "Dogs" of Wall Street is an equity fund seeking total return including capital appreciation and current income. MFS
    Massachusetts Investors Trust is an equity fund seeking reasonable current income and long-term growth of capital and income.
    Van Kampen LIT Comstock is an equity fund seeking capital growth and income.

(3) Morgan Stanley Investment Management Inc. does business in certain instances using the name "Van Kampen."

THIS VARIABLE ANNUITY PROVIDES AN OPTIONAL PAYMENT ENHANCEMENT FEATURE. IF YOU ELECT THIS FEATURE, IN EXCHANGE FOR PAYMENT ENHANCEMENTS CREDITED TO YOUR CONTRACT, YOUR WITHDRAWAL CHARGE SCHEDULE WILL BE LONGER AND GREATER THAN IF YOU CHOOSE NOT TO ELECT THIS FEATURE. YOU WILL ALSO PAY AN ADDITIONAL FEE FOR A SPECIFIED PERIOD OF TIME. THE WITHDRAWAL CHARGE AND FEATURE FEE MAY OFFSET THE VALUE OF ANY PAYMENT ENHANCEMENT, IF YOU MAKE AN EARLY WITHDRAWAL.

Please read this prospectus carefully before investing and keep it for future reference. It contains important information about the variable annuity.

To learn more about the annuity offered in this prospectus, you can obtain a copy of the Statement of Additional Information ("SAI") dated February 4, 2008. The SAI has been filed with the United States Securities and Exchange Commission ("SEC") and is incorporated by reference into this prospectus. The Table of Contents of the SAI appears at the end of this prospectus. For a free copy of the SAI, call us at (800) 99NY-SUN or write to us at our Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299.

In addition, the SEC maintains a website (http://www.sec.gov) that contains the SAI, materials incorporated by reference and other information filed electronically with the SEC by the Company.

ANNUITIES INVOLVE RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL, AND ARE NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK. THEY ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
 OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                                   TABLE OF CONTENTS
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 GLOSSARY........................................................................     2
 HIGHLIGHTS......................................................................     3
 FEE TABLE.......................................................................     4
     Maximum Owner Transaction Expenses..........................................     4
     Transfer Fee................................................................     4
     Contract Maintenance Fee....................................................     4
     Separate Account Annual Expenses............................................     4
     Additional Optional Feature Fees............................................     4
     Optional MarketLock For Life Plus Fee.......................................     4
     Optional MarketLock Fee.....................................................     4
     Optional Capital Protector Fee..............................................     4
     Underlying Fund Expenses....................................................     4
 MAXIMUM AND MINIUM EXPENSE EXAMPLES.............................................     6
 THE POLARIS PREFERRED SOLUTION VARIABLE ANNUITY.................................     7
 PURCHASING A POLARIS PREFERRED SOLUTION VARIABLE ANNUITY........................     7
     Allocation of Purchase Payments.............................................     8
     Polaris Rewards Feature.....................................................     8
     Early Access Feature........................................................     9
     Accumulation Units..........................................................     9
     Right To Examine............................................................     9
 INVESTMENT OPTIONS..............................................................    10
     Variable Portfolios.........................................................    10
         Anchor Series Trust.....................................................    10
         SunAmerica Series Trust.................................................    10
         Franklin Templeton Variable Insurance Products Trust....................    10
         Lord Abbett Series Fund, Inc. ..........................................    10
         Van Kampen Life Investment Trust........................................    10
     Important Information About the Master-Feeder Structure.....................    11
     Substitution, Addition or Deletion of Variable Portfolios...................    13
     Fixed Accounts..............................................................    13
     Dollar Cost Averaging Fixed Accounts........................................    13
     Dollar Cost Averaging Program...............................................    13
     Polaris Portfolio Allocator Program.........................................    14
     Transfers During the Accumulation Phase.....................................    15
     Automatic Asset Rebalancing Program.........................................    17
     Voting Rights...............................................................    17
 ACCESS TO YOUR MONEY............................................................    17
     Free Withdrawal Provision...................................................    18
     Systematic Withdrawal Program...............................................    19
     Nursing Home Waiver.........................................................    19
     Minimum Contract Value......................................................    19
 OPTIONAL LIVING BENEFITS........................................................    19
     MarketLock For Life Plus....................................................    20
     MarketLock..................................................................    26
     Capital Protector...........................................................    31
 DEATH BENEFITS..................................................................    32
     Standard Death Benefit......................................................    34
     Optional Maximum Anniversary Value Death Benefit............................    34
     Spousal Continuation........................................................    34
 EXPENSES........................................................................    35
     Separate Account Expenses...................................................    35
     Withdrawal Charges..........................................................    35
     Underlying Fund Expenses....................................................    36
     Contract Maintenance Fee....................................................    36
     Transfer Fee................................................................    36
     Optional MarketLock For Life Plus Fee.......................................    36
     Optional MarketLock Fee.....................................................    37
     Optional Capital Protector Fee..............................................    37
     Optional Maximum Anniversary Value Death Benefit Fee........................    37
     Optional Polaris Rewards Feature Fee........................................    37
     Optional Early Access Feature Fee...........................................    37
     Income Taxes................................................................    37
     Reduction or Elimination of Fees, Expenses, and Additional Amounts
       Credited..................................................................    37
 INCOME OPTIONS..................................................................    37
     Annuity Date................................................................    37
     Annuity Income Options......................................................    38
     Fixed or Variable Income Payments...........................................    38
     Annuity Income Payments.....................................................    39
     Transfers During the Income Phase...........................................    39
     Deferment of Payments.......................................................    39
 TAXES...........................................................................    39
     Annuity Contracts in General................................................    39
     Tax Treatment of Distributions - Non-Qualified Contracts....................    40
     Tax Treatment of Distributions - Qualified Contracts........................    40
     Minimum Distributions.......................................................    41
     Tax Treatment of Death Benefits.............................................    41
     Tax Treatment of Optional Living Benefits...................................    42
     Contracts Owned by a Trust or Corporation...................................    42
     Gifts, Pledges and/or Assignments of a Contract.............................    42
     Diversification and Investor Control........................................    42
 OTHER INFORMATION...............................................................    43
     First SunAmerica Life.......................................................    43
     The Distributor.............................................................    43
     The Separate Account........................................................    43
     The General Account.........................................................    43
     Payments in Connection with Distribution of the Contract....................    43
     Administration..............................................................    44
     Legal Proceedings...........................................................    44
     Financial Statements........................................................    44
     Registration Statements.....................................................    45
 TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION........................    46
 APPENDIX A - DEATH BENEFITS FOLLOWING SPOUSAL CONTINUATION......................   A-1
 APPENDIX B - MARKETLOCK EXAMPLES................................................   B-1


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                                    GLOSSARY
        ----------------------------------------------------------------
        ----------------------------------------------------------------
We have capitalized some of the technical terms used in this prospectus. To help you understand these terms, we have defined them in this glossary.


ACCUMULATION PHASE - The period during which you invest money in your contract.


ACCUMULATION UNITS - A measurement we use to calculate the value of the variable portion of your contract during the Accumulation Phase.


ANNUITANT - The person on whose life we base annuity income payments after you begin the Income Phase.



ANNUITY DATE - The date you select on which annuity income payments begin.



ANNUITY UNITS - A measurement we use to calculate the amount of annuity income payments you receive from the variable portion of your contract during the Income Phase.



BENEFICIARY - The person you designate to receive any benefits under the contract if you or the Annuitant dies.



COMPANY - Refers to First SunAmerica Life Insurance Company, the insurer that issues this contract. The term "we," "us," "our," and "First SunAmerica Life" are also used to identify the Company.


CONTINUING SPOUSE - Spouse of original contract owner at the time of death who elects to continue the contract after the death of the original contract owner.


FEEDER FUNDS - The American Funds Global Growth SAST Portfolio, American Funds Growth SAST Portfolio, American Funds Growth-Income SAST Portfolio, and American Funds Asset Allocation SAST Portfolio. Each Feeder Fund invests exclusively in shares of a corresponding Master Fund.


FIXED ACCOUNT - An account, if available, that we may offer in which you may invest money and earn a fixed rate of return.



GOOD ORDER - Fully and accurately completed forms applicable to any given transaction or request received by us.




INCOME PHASE - The period beginning on the Annuity Date during which we make annuity income payments to you.



LATEST ANNUITY DATE - Your 90th birthday or tenth contract anniversary, whichever is later.


MARKET CLOSE - The close of the New York Stock Exchange, usually at 1:00 p.m. Pacific Time.


MASTER FUNDS - Funds of the American Funds Insurance Series in which the Feeder Funds invest.


NON-QUALIFIED (CONTRACT) - A contract purchased with after-tax dollars. In general, these contracts are not under any pension plan, specially sponsored program or individual retirement account ("IRA").


NYSE - New York Stock Exchange


OWNER - The person or entity (if a non-natural owner) with an interest or title to this contract. The term "you" or "your" are also used to identify the Owner.


PAYMENT ENHANCEMENT(S) - The amount(s) allocated to your contract by us under the Polaris Rewards feature. Payment Enhancements are calculated as a percentage of your Purchase Payments and are considered earnings.


PURCHASE PAYMENTS - The money you give us to buy and invest in the contract.


QUALIFIED (CONTRACT) - A contract purchased with pretax dollars. These contracts are generally purchased under a pension plan, specially sponsored program or IRA.



SEPARATE ACCOUNT - A segregated asset account maintained by the Company separately from the Company's general account. The Separate Account is divided into Variable Portfolios.



TRUSTS - Collectively refers to the Anchor Series Trust, Franklin Templeton Variable Insurance Products Trust, Lord Abbett Series Fund, Inc., SunAmerica Series Trust and Van Kampen Life Investment Trust.


UNDERLYING FUNDS - The underlying investment portfolios of the Trusts in which the Variable Portfolios invest.



VARIABLE PORTFOLIO(S) - The variable investment options available under the contract. Each Variable Portfolio invests in shares of one of the Underlying Funds. Each Underlying Fund has its own investment objective.

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                                   HIGHLIGHTS
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The Polaris Preferred Solution Variable Annuity is a contract between you and First SunAmerica Life. It is designed to help you invest on a tax-deferred basis and meet long-term financial goals. There are minimum Purchase Payment amounts required to purchase a contract. Purchase Payments may be invested in a variety of variable and Fixed Accounts. Like all deferred annuities, the contract has an Accumulation Phase and an Income Phase. During the Accumulation Phase, you invest money in your contract. The Income Phase begins when you start receiving annuity income payments from your annuity to provide for your retirement.

RIGHT TO EXAMINE: You may cancel your contract within 10 days after receiving it and not be charged a withdrawal charge. You will receive the greater of Purchase Payments or the value of your contract on the day that we receive your request less any Payment Enhancements. If you elected the Polaris Rewards feature, you receive any gain or we bear any loss on any Payment Enhancement(s) if you decide to cancel your contract during the Right to Examine period. PLEASE SEE PURCHASING A POLARIS PREFERRED SOLUTION VARIABLE ANNUITY AND RIGHT TO EXAMINE IN THE PROSPECTUS.

EXPENSES: There are fees and charges associated with the contract. Each year, we deduct a $35 contract maintenance fee from your contract, which may be waived for contracts of $50,000 or more. We also deduct separate account charges which equal 1.15% annually of the average daily value of your contract allocated to the Variable Portfolios. If you elect optional features available under the contract, we may charge additional fees for those features. A separate withdrawal charge schedule applies to each Purchase Payment. Withdrawal charges no longer apply to that Purchase Payment after a Purchase Payment has been in the contract for seven complete years, nine complete years if you elected the Polaris Rewards feature, or four complete years if you elect the Early Access feature. There are investment charges on amounts invested in the Variable Portfolios including 12b-1 fees of up to 0.25%. PLEASE SEE FEE TABLE, PURCHASING A POLARIS PREFERRED SOLUTION VARIABLE ANNUITY AND EXPENSES IN THE PROSPECTUS.

ACCESS TO YOUR MONEY: You may withdraw money from your contract during the Accumulation Phase. If you make a withdrawal, earnings are deemed to be withdrawn first. You will pay income taxes on earnings and untaxed contributions when you withdraw them. Payments received during the Income Phase are considered partly a return of your original investment. A federal tax penalty may apply if you make withdrawals before age 59 1/2. As noted above, a withdrawal charge may apply. PLEASE SEE ACCESS TO YOUR MONEY AND TAXES IN THE PROSPECTUS.


OPTIONAL LIVING BENEFITS: You may elect one of the optional living benefits available under your contract for an additional fee. These features are designed to protect a portion of your investment in the event your contract value declines due to unfavorable investment performance during the Accumulation Phase and before a death benefit is payable. In addition, some of these features can provide a guaranteed income stream that may last as long as you live. SEE OPTIONAL LIVING BENEFITS IN THE PROSPECTUS.



DEATH BENEFIT: A death benefit feature is available under the contract to protect your Beneficiaries in the event of your death during the Accumulation Phase. PLEASE SEE DEATH BENEFITS IN THE PROSPECTUS.



ANNUITY INCOME OPTIONS: When you are ready to begin taking annuity income payments, you can choose to receive annuity income payments on a variable basis, fixed basis or a combination of both. You may also choose from five different annuity income options, including an option for annuity income that you cannot outlive. PLEASE SEE ANNUITY INCOME OPTIONS IN THE PROSPECTUS.


INQUIRIES: If you have questions about your contract, call your financial representative or contact us at First SunAmerica Life Insurance Company, Annuity Service Center P.O. Box 54299 Los Angeles, California 90054-0299. Telephone
Number: (800) 99NY-SUN. PLEASE SEE ALLOCATION OF PURCHASE PAYMENTS IN THE PROSPECTUS FOR THE ADDRESS TO WHICH YOU MUST SEND PURCHASE PAYMENTS.

THE COMPANY OFFERS SEVERAL DIFFERENT VARIABLE ANNUITY CONTRACTS TO MEET THE DIVERSE NEEDS OF OUR INVESTORS. OUR CONTRACTS MAY PROVIDE DIFFERENT FEATURES, BENEFITS, PROGRAMS AND INVESTMENT OPTIONS OFFERED AT DIFFERENT FEES AND EXPENSES. WE ALSO OFFER CONTRACTS THAT DO NOT OFFER THE POLARIS REWARDS AND EARLY ACCESS FEATURES. ELECTING THE POLARIS REWARDS OR EARLY ACCESS FEATURE WILL RESULT IN HIGHER SEPARATE ACCOUNT CHARGES. IN ADDITION, A CONTRACT WITHOUT THE POLARIS REWARDS FEATURE HAS A SHORTER AND LOWER WITHDRAWAL CHARGE SCHEDULE. WHEN WORKING WITH YOUR FINANCIAL REPRESENTATIVE TO DETERMINE THE BEST PRODUCT TO MEET YOUR NEEDS, YOU SHOULD CONSIDER AMONG OTHER THINGS, WHETHER THE FEATURES OF THIS CONTRACT AND THE RELATED FEES PROVIDE THE MOST APPROPRIATE PACKAGE TO HELP YOU MEET YOUR RETIREMENT SAVINGS GOALS.

IF YOU WOULD LIKE MORE INFORMATION REGARDING HOW MONEY IS SHARED AMONGST OUR BUSINESS PARTNERS, INCLUDING BROKER-DEALERS THROUGH WHICH YOU MAY PURCHASE A VARIABLE ANNUITY AND FROM CERTAIN INVESTMENT ADVISERS OF THE UNDERLYING FUNDS, SEE THE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT SECTION UNDER OTHER INFORMATION.

  PLEASE READ THE PROSPECTUS CAREFULLY FOR MORE DETAILED INFORMATION REGARDING THESE AND OTHER FEATURES AND BENEFITS OF THE CONTRACT, AS WELL AS THE RISKS OF
                                   INVESTING.

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                                   FEE TABLE
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THE FOLLOWING DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, TRANSFER CASH VALUE BETWEEN INVESTMENT OPTIONS OR SURRENDER THE CONTRACT.

MAXIMUM OWNER TRANSACTION EXPENSES

MAXIMUM WITHDRAWAL CHARGES (AS A PERCENTAGE OF EACH PURCHASE PAYMENT)(1)......9%

TRANSFER FEE
$25 per transfer after the first 15 transfers in any contract year.

THE FOLLOWING DESCRIBES THE FEES AND EXPENSES THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING UNDERLYING FUND EXPENSES WHICH ARE OUTLINED IN THE NEXT SECTION.

CONTRACT MAINTENANCE FEE(2).....................................................  $35

SEPARATE ACCOUNT ANNUAL EXPENSES

(deducted from the average daily ending net asset value allocated to the Variable Portfolios)

Separate Account Charge(3)......................................................  1.15%
Optional Maximum Anniversary Value Death Benefit Fee............................  0.25%
Optional Polaris Rewards Fee or Optional Early Access Fee(4)....................  0.40%
                                                                                  =====
    MAXIMUM SEPARATE ACCOUNT ANNUAL EXPENSES....................................  1.80%

ADDITIONAL OPTIONAL FEATURE FEES
You may elect only one of the following optional features: MarketLock For Life Plus, MarketLock, or Capital Protector described below.

OPTIONAL MARKETLOCK FOR LIFE PLUS FEE
(calculated as a percentage of the Benefit Base)(5)


MARKETLOCK FOR LIFE    ALL YEARS IN WHICH THE
PLUS OPTIONS           FEATURE IS IN EFFECT         ANNUALIZED FEE
-------------------    -----------------------   ---------------------
Option 1               For One Covered           0.65% of Benefit Base
                       Person.................
                       For Two Covered           0.90% of Benefit Base
                       Persons................

Option 2               For One Covered           0.70% of Benefit Base
                       Person.................
                       For Two Covered           0.95% of Benefit Base
                       Persons................


OPTIONAL MARKETLOCK FEE
(calculated as a percentage of the Benefit Base)(6)

                                                                                  ANNUALIZED FEE
                                                                                  --------------
  All years in which the feature is in effect...................................       0.65%

OPTIONAL CAPITAL PROTECTOR FEE
(calculated as a percentage of contract value minus Purchase Payments received after the 90th day since the contract issue date)(7)

CONTRACT YEAR                                                                     ANNUALIZED FEE
-------------                                                                     --------------
  0-5...........................................................................       0.65%
  6-10..........................................................................       0.45%
  11+...........................................................................        none

UNDERLYING FUND EXPENSES (AS OF JANUARY 31, 2007)


The following shows the minimum and maximum total operating expenses (including Master Fund expenses, if applicable) charged by the Underlying Funds of the Trusts, before any waivers or reimbursements that you may pay periodically during the time that you own the contract. More detail concerning the Underlying Funds' expenses is contained in the prospectus for each of the Trusts. Please read them carefully before investing.


                                                                                             MINIMUM    MAXIMUM(8)
                                                                                             -------    ----------
TOTAL ANNUAL UNDERLYING FUND EXPENSES.....................................................    0.75%       1.98%
  (expenses that are deducted from Underlying Funds of the Trusts, including management fees, other expenses and
  12b-1 fees if applicable)
FEE WAIVER................................................................................    0.00%       0.70%
NET TOTAL ANNUAL UNDERLYING FUND EXPENSES.................................................    0.75%       1.28%
  (expenses that are deducted from Underlying Funds of the Trusts, including management fees, other expenses and
  12b-1 fees if applicable.)

FOOTNOTES TO THE FEE TABLE:

(1) Withdrawal Charge Schedule (as a percentage of each Purchase Payment withdrawn) declines over 7, 9 or 4 years as follows:

YEARS SINCE RECEIPT OF PURCHASE PAYMENT:....................   1    2    3    4    5    6    7    8    9   10+
Without Polaris Rewards or Early Access features............  7%   6%   6%   5%   4%   3%   2%   0%   0%   0%
With Polaris Rewards feature................................  9%   8%   8%   7%   6%   5%   4%   3%   2%   0%
With Early Access feature...................................  7%   6%   6%   5%   0%   0%   0%   0%   0%   0%

(2) The contract maintenance fee may be waived if contract value is $50,000 or more.

(3) If you do not elect any optional features, your total separate account annual expenses would be 1.15%.

(4) You may elect either the optional Polaris Rewards feature or the optional Early Access feature. Both features may not be elected at the same time.

    The Polaris Rewards feature fee depends on the number of years since you purchased your contract as follows:

CONTRACT YEAR
-------------
1-9.........................................................  0.40%
10+.........................................................  none

 The Early Access feature fee depends on the number of years since you purchased your contract as follows:

CONTRACT YEAR
-------------
1-4.........................................................  0.40%
5+..........................................................  none

(5) MarketLock For Life Plus is an optional guaranteed minimum withdrawal benefit. The Benefit Base is initially equal to Purchase Payments made in the first contract year plus Purchase Payments made in contract years 2-5 capped each year at 100% of the Purchase Payments made in the first year, adjusted for excess withdrawals during the applicable period. Thereafter, on each contract anniversary during the first 10 contract years, the Benefit Base is increased to the greater of (a) or (b) where (a) is the highest contract anniversary value (less Purchase Payments in excess of the annual cap in contract years 2-5 and all Purchase Payments made after the first five years) and (b) is the current Benefit Base plus a bonus, if eligible; and adjusted for excess withdrawals during the applicable period. The annualized fee is deducted from the portion of your contract value allocated to the Variable Portfolios at the end of the first quarter following election and quarterly thereafter. The fee is deducted proportionately from your contract value by redeeming the number of Accumulation Units invested in Variable Portfolios which in total equal the amount of the fee. Excess withdrawals refer to amounts exceeding the maximum annual amount available at the time of withdrawal under this feature.



(6) MarketLock is an optional guaranteed minimum withdrawal benefit. The Benefit Base equals the greater of (a) Purchase Payments made in the first two years, or (b) the highest contract anniversary value (less Purchase Payments made after the first two years) during the period in which anniversary values are being considered, each adjusted only for excess withdrawals during the applicable period. The applicable annualized fee is deducted from the portion your contract value allocated to the Variable Portfolio at the end of the first quarter following the election and quarterly thereafter. The fee is deducted proportionately from your contract value by redeeming the number of Accumulation Units invested in Variable Portfolios which in total equal the amount of the fee.


(7) Capital Protector is an optional guaranteed minimum accumulation benefit. The annualized fee is deducted from the portion of your contract value allocated to the Variable Portfolios at the end of the first quarter following election and quarterly thereafter. The fee is deducted proportionately from your contract value by redeeming Accumulation Units in your Variable Portfolios which equal the amount of the fee.

(8) The maximum Underlying Fund expense is for the American Funds Global Growth SAST. AIG SAAMCo has entered into a contractual agreement with SunAmerica Series Trust under which it will waive 0.70% of its advisory fee for such time as the Underlying Fund is operated as a feeder fund. This fee waiver will continue as long as the Underlying Fund is part of a master-feeder fund structure unless the Board approves a change in or elimination of the waiver.

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                      MAXIMUM AND MINIMUM EXPENSE EXAMPLES
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These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include owner transaction expenses, the contract maintenance fee if any, separate account annual expenses, available optional feature fees and Underlying Fund expenses.

The examples assume that you invest $10,000 in the contract for the time periods indicated; that your investment has a 5% return each year; and you incur the maximum or minimum fees and expenses of the Underlying Fund as indicated in the examples. Although your actual costs may be higher or lower, based on these assumptions, your costs at the end of the stated period would be:

MAXIMUM EXPENSE EXAMPLES


(assuming maximum separate account annual expenses of 1.80% (including the optional Maximum Anniversary Value Death Benefit and the optional Polaris Rewards feature), the optional MarketLock For Life Plus (Option 2) feature (0.95%) and investment in an Underlying Fund with total expenses of 1.98%)


(1) If you surrender your contract at the end of the applicable time period:


    1 YEAR            3 YEARS           5 YEARS          10 YEARS
---------------------------------------------------------------------
---------------------------------------------------------------------
    $1,379            $2,239            $3,003            $4,793
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(2) If you annuitize your contract at the end of the applicable time period:(5)


    1 YEAR            3 YEARS           5 YEARS          10 YEARS
---------------------------------------------------------------------
---------------------------------------------------------------------
     $479             $1,439            $2,403            $4,793
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(3) If you do not surrender your contract:


    1 YEAR            3 YEARS           5 YEARS          10 YEARS
---------------------------------------------------------------------
---------------------------------------------------------------------
     $479             $1,439            $2,403            $4,793
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MINIMUM EXPENSE EXAMPLES

(assuming minimum separate account annual expenses of 1.15%, no election of optional features and investment in an Underlying Fund with total expenses of 0.75%)

(1) If you surrender your contract at the end of the applicable time period:

    1 YEAR            3 YEARS           5 YEARS          10 YEARS
---------------------------------------------------------------------
---------------------------------------------------------------------
     $898             $1,212            $1,452            $2,275
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(2) If you annuitize your contract at the end of the applicable time period:

    1 YEAR            3 YEARS           5 YEARS          10 YEARS
---------------------------------------------------------------------
---------------------------------------------------------------------
     $198              $612             $1,052            $2,275
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---------------------------------------------------------------------

(3) If you do not surrender your contract:

    1 YEAR            3 YEARS           5 YEARS          10 YEARS
---------------------------------------------------------------------
---------------------------------------------------------------------
     $198              $612             $1,052            $2,275
---------------------------------------------------------------------
---------------------------------------------------------------------

EXPLANATION OF FEE TABLE AND EXAMPLES

1. The purpose of the Fee Table and Expense Examples is to show you the various fees and expenses you would incur directly and indirectly by investing in this variable annuity contract. The Fee Table and Expense Examples represent both fees of the separate account as well as the maximum and minimum total annual Underlying Fund operating expenses. We converted the contract maintenance fee to a percentage (0.05%). The actual impact of the contract maintenance fee may differ from this percentage and may be waived for contract values over $50,000. Additional information on the Underlying Fund fees can be found in the Trust prospectuses.

2. In addition to the stated assumptions, the Expense Examples also assume that no transfer fees were imposed.


3. If you elected other optional features, your expenses would be lower than those shown in the Maximum Expense Examples. The optional living benefit fees are not calculated as a percentage of your daily net asset value allocated to the Variable Portfolios. The Maximum Expense Examples assume that the Benefit Base, which is used to calculate the fee of optional living benefits, equals contract value and that no withdrawals are taken during the stated period.


4. Expense Examples with election of the Polaris Rewards feature reflect the Polaris Rewards withdrawal charge schedule, the applicable feature fee, but do not reflect any Payment Enhancement.

5. You do not pay fees for optional features once you begin the Income Phase (annuitize your contract); therefore, your expenses will be lower than those shown here. Please SEE INCOME OPTIONS BELOW.


   THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE
                                   EXPENSES.
           ACTUAL EXPENSES MAY BE GREATER OR LESSER THAN THOSE SHOWN.


AS OF THE DATE OF THIS PROSPECTUS, SALES IN THIS CONTRACT HAVE NOT YET BEGUN. THEREFORE, CONDENSED FINANCIAL INFORMATION IS NOT YET AVAILABLE.

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                         THE POLARIS PREFERRED SOLUTION
                                VARIABLE ANNUITY
        ----------------------------------------------------------------
        ----------------------------------------------------------------

When you purchase a variable annuity, a contract exists between you and an insurance company. You are the owner of the contract. The contract provides several main benefits:


     - Optional Living Benefit: If you elect an optional living benefit, the insurance company guarantees to protect a portion of your investment in the event your contract value declines due to unfavorable investment performance and may provide a guaranteed income stream or other benefits.


     - Death Benefit: If you die during the Accumulation Phase, the insurance company pays a death benefit to your Beneficiary.

     - Guaranteed Income: Once you begin the Income Phase, you receive a stream of annuity income payments for your lifetime, or another available period you select.

     - Tax Deferral: This means that you do not pay taxes on your earnings from the contract until you withdraw them.

Tax-qualified retirement plans (e.g., IRAs, 401(k) or 403(b) plans) defer payment of taxes on earnings until withdrawal. If you are considering funding a tax-qualified retirement plan with an annuity, you should know that an annuity does not provide any additional tax deferral treatment of earnings beyond the treatment provided by the tax-qualified retirement plan itself. However, annuities do provide other features and benefits, which may be valuable to you. You should fully discuss this decision with your financial representative.

This variable annuity was developed to help you contribute to your retirement savings. This variable annuity works in two stages: the Accumulation Phase and the Income Phase. Your contract is in the Accumulation Phase during the period when you make Purchase Payments into the contract. The Income Phase begins after the specified waiting period when you start taking annuity income payments.

The contract is called a "variable" annuity because it allows you to invest in Variable Portfolios which, like mutual funds, have different investment objectives and performance. You can gain or lose money if you invest in these Variable Portfolios. The amount of money you accumulate in your contract depends on the performance of the Variable Portfolios in which you invest.

Fixed Accounts, if available, earn interest at a rate set and guaranteed by the Company. If you allocate money to a Fixed Account, the amount of money that accumulates in the contract depends on the total interest credited to the particular Fixed Account in which you invest.

For more information on investment options available under this contract, SEE INVESTMENT OPTIONS BELOW.


This annuity is designed to assist in contributing to retirement savings of investors whose personal circumstances allow for a long-term investment horizon. As a function of the Internal Revenue Code ("IRC"), you may be assessed a 10% federal tax penalty on any withdrawal made prior to your reaching age 59 1/2. SEE TAXES BELOW. Additionally, you will be charged a withdrawal charge on each Purchase Payment withdrawn prior to the end of the applicable withdrawal charge period. SEE EXPENSES BELOW. Because of these potential penalties, you should fully discuss all of the benefits and risks of this contract with your financial representative prior to purchase.


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                    PURCHASING A POLARIS PREFERRED SOLUTION
                                VARIABLE ANNUITY
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An initial Purchase Payment is the money you give us to buy a contract. Any additional money you give us to invest in the contract after purchase is a subsequent Purchase Payment.

The following chart shows the minimum initial and subsequent Purchase Payments permitted under your contract. These amounts depend upon whether a contract is Qualified or Non-qualified for tax purposes. FOR FURTHER EXPLANATION, SEE TAXES BELOW.

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                                                                         MINIMUM
                                      MINIMUM INITIAL                   SUBSEQUENT
                                      PURCHASE PAYMENT               PURCHASE PAYMENT
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          Qualified                        $4,000                          $250
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        Non-Qualified                     $10,000                          $500
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Once you have contributed at least the minimum initial Purchase Payment, you can establish an automatic payment plan that allows you to make subsequent Purchase Payments of as little as $100.


We reserve the right to refuse any Purchase Payment. Furthermore, we reserve the right to require Company approval prior to accepting Purchase Payments greater than $1,500,000. For contracts owned by a non-natural owner, we reserve the right to require prior Company approval to accept Purchase Payments greater than $250,000. Purchase Payments that would cause total Purchase Payments in all contracts issued by the Company or its affiliate, AIG SunAmerica Life Assurance Company, to the same owner and/or Annuitant to exceed these limits may also be subject to Company pre-approval. For any contracts that meet or exceed these dollar amount limitations, we further reserve the right to limit the death benefit amount payable in excess of contract value at the time we receive all required paperwork and satisfactory proof of death. In addition, for any contracts that meet or exceed these dollar amount limitations, we further reserve the right to impose certain limitations on available living benefits under the contract. The terms creating any limit on the maximum death or living benefit payable would be mutually agreed upon in writing by you and the Company prior to purchasing the contract.

MAXIMUM ISSUE AGE

We will not issue a contract to anyone age 83 or older on the contract issue date. We will not accept subsequent Purchase Payments from contract owners age 86 or older. In general, we will not issue a Qualified contract to anyone who is age 70 1/2 or older, unless it is shown that the minimum distribution required by the IRS is being made. If we learn of a misstatement of age, we reserve the right to fully pursue our remedies including termination of the contract and/or revocation of any age-driven benefits.

JOINT OWNERSHIP AND ASSIGNMENT OF THE CONTRACT


We allow this contract to be jointly owned. We require that the joint owners be spouses. The age of the older spouse is used to determine the availability of most age driven benefits. The addition of a joint owner after the contract has been issued is contingent upon prior review and approval by the Company.



You may assign this contract before beginning the Income Phase by sending a written request to us at the Annuity Service Center for an assignment. Your rights and those of any other person with rights under this contract will be subject to the assignment. We reserve the right not to recognize assignments if it changes the risk profile of the owner of the contract, as determined in our sole discretion. Please see the Statement of Additional Information for details on the tax consequences of an assignment.


ALLOCATION OF PURCHASE PAYMENTS


In order to issue your contract, we must receive your initial Purchase Payment and all required paperwork in Good Order, including Purchase Payment allocation instructions at our Annuity Service Center. We will accept initial and subsequent Purchase Payments by electronic transmission from certain broker-dealer firms.



An initial Purchase Payment will be priced within two business days after it is received by us in Good Order if the Purchase Payment is received before Market Close. If the initial Purchase Payment is received in Good Order after Market Close, the initial Purchase Payment will be priced within two business days after the next business day. We allocate your initial Purchase Payments as of the date such Purchase Payments are priced. If we do not have complete information necessary to issue your contract, we will contact you. If we do not have the information necessary to issue your contract within 5 business days, we will send your money back to you, or obtain your permission to keep your money until we get the information necessary to issue the contract.



Any subsequent Purchase Payment will be priced as of the day it is received by us in Good Order if the request is received before Market Close. If the subsequent Purchase Payment is received after Market Close, it will be priced as of the next business day. We invest your subsequent Purchase Payments in the Variable Portfolios and Fixed Accounts according to any allocation instructions that accompany the subsequent Purchase Payment. If we receive a Purchase Payment without allocation instructions, we will invest the money according to your allocation instructions on file.



Purchase Payments submitted by check can only be accepted by the Company at the following Payment Centers with the following address:


First SunAmerica Life Insurance Company
P.O. Box 100357
Pasadena, CA 91189-0357


Purchase Payments sent to the Annuity Service Center will be forwarded and priced when received at the Payment Center.


Overnight deliveries of Purchase Payments can only be accepted at the following address:

JP Morgan Chase National Processing Center
Lock Box 100357
Building #6, Suite 120
2710 Media Center Drive
Los Angeles, CA 90065-0357


Delivery of Purchase Payments to any other address will result in a delay in crediting your contract until the Purchase Payment is received at the Payment Center.


POLARIS REWARDS FEATURE


For an additional annualized fee of 0.40% of the average daily ending net asset value allocated to the Variable Portfolios, you may elect the optional Polaris Rewards feature when you purchase your contract. You can elect this feature if you are age 80 or younger on the contract issue date. If you elect the Polaris Rewards feature, we contribute a Payment Enhancement, or bonus, to your contract in conjunction with each Purchase Payment you invest during the first four contract years. If you elect this feature, all Purchase Payments (including those received after four contract years) are subject to a nine year withdrawal charge schedule. The fee for this feature terminates on your 10th contract anniversary. SEE EXPENSES BELOW. The withdrawal charge may offset the value of any Payment Enhancement, if you make an early withdrawal. In addition, over the life of your contract, the Payment Enhancements you receive under the Polaris Rewards feature may be offset by the fee associated with this feature. Payment Enhancements are considered earnings and are allocated to your contract as described below. There may be scenarios in which due to negative market conditions and your inability to remain invested over the long-term, a contract with the Polaris Rewards feature may not perform as well as the contract without the feature.


You may not elect the Polaris Rewards feature if you elect the Early Access feature, described below.


PAYMENT ENHANCEMENT



A Payment Enhancement is an amount we add to your contract on the day we receive a Purchase Payment during the first four contract years. We calculate the Payment Enhancement amount as a percentage of each Purchase Payment. We refer to this percentage amount as the Payment Enhancement rate. The applicable Payment Enhancement rate is the rate indicated in the table below. A Payment Enhancement is allocated among the Variable Portfolios and/or Fixed Accounts according to the current allocation instructions on file when we receive each Purchase Payment.



The Payment Enhancement Rate depends on the contract year in which the Purchase Payment(s) is received.



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                                                 PAYMENT
                                               ENHANCEMENT
CONTRACT YEAR                                     RATE
-----------------------------------------------------------------
 1-4                                                4%
-----------------------------------------------------------------
 5+                                                 0%
-----------------------------------------------------------------



We reserve the right to modify, suspend or terminate the Rewards feature at any time for prospectively issued contracts.



EARLY ACCESS FEATURE



For an additional annualized fee of 0.40% of the average daily ending net asset value allocated to the Variable Portfolios, you may elect the optional Early Access feature when you purchase the contract. This feature reduces the length of the withdrawal charge schedule associated with each Purchase Payment from 7 years to 4 years. In addition, the withdrawal charge will not exceed 7% of each Purchase Payment withdrawn. The fee for this feature terminates on your 5th contract anniversary. SEE EXPENSES BELOW.



You may not elect the Early Access feature if you elect the Polaris Rewards feature, described above.



We reserve the right to modify, suspend or terminate the Early Access feature at any time for prospectively issued contracts.


ACCUMULATION UNITS

When you allocate a Purchase Payment to the Variable Portfolios, we credit your contract with Accumulation Units of the Separate Account. We base the number of Accumulation Units you receive on the unit value of the Variable Portfolio as of the day we receive your money if we receive it before that day's Market Close, or on the next business day's unit value if we receive your money after that day's Market Close. The value of an Accumulation Unit goes up and down based on the performance of the Variable Portfolios.

We calculate the value of an Accumulation Unit each day that the NYSE is open as follows:

     1. We determine the total value of money invested in a particular Variable Portfolio;

     2. We subtract from that amount all applicable daily asset based charges;
        and

     3. We divide this amount by the number of outstanding Accumulation Units.

We determine the number of Accumulation Units credited to your contract by adding the Purchase Payment and Payment Enhancement, and dividing that amount, by the Accumulation Unit value for the specific Variable Portfolio.

     EXAMPLE (CONTRACTS WITHOUT POLARIS REWARDS)

     We receive a $25,000 Purchase Payment from you on Wednesday. You allocate the money to Variable Portfolio A. We determine that the value of an Accumulation Unit for Variable Portfolio A is $11.10 at Market Close on Wednesday. We then divide $25,000 by $11.10 and credit your contract on Wednesday night with 2,252.2523 Accumulation Units for Variable Portfolio A.

     Performance of the Variable Portfolios and the insurance charges under your contract affect Accumulation Unit values. These factors cause the value of your contract to go up and down.

     EXAMPLE (CONTRACTS WITH POLARIS REWARDS)

     We receive a $25,000 Purchase Payment from you on Wednesday. You allocate the money to Variable Portfolio A. If the Payment Enhancement is 4% of your Purchase Payment, we would add a Payment Enhancement of $1,000 to your contract. We determine that the value of an Accumulation Unit for Variable Portfolio A is $11.10 at Market Close on Wednesday. We then divide $26,000 by $11.10 and credit your contract on Wednesday with 2,342.3423 Accumulation Units for Variable Portfolio A.

Performance of the Variable Portfolios and the insurance charges under your contract affect Accumulation Unit values. These factors cause the value of your contract to go up and down.

RIGHT TO EXAMINE

You may cancel your contract within ten days after receiving it. To cancel, you must mail the contract along with your free look request to our Annuity Service Center at P.O. Box 54299, Los Angeles, California 90054-0299.

If you decide to cancel your contract during the Right to Examine period, generally we will refund to you the greater of Purchase Payments or the value of your contract on the day we receive your request at the Annuity Service Center minus the Payment Enhancement Deduction, if applicable. If you elect the Polaris Rewards feature, the Payment Enhancement Deduction is equal to the lesser of (1) the value of any Payment Enhancement(s) on the day we receive your Right to Examine request; or (2) the Payment Enhancement amount(s), if any, which we allocated to your contract. Thus, you receive any gain and we bear any loss on any Payment Enhancement(s) if you decide to cancel your contract during the Right to Examine period.

We reserve the right to put your money and the Payment Enhancement, if you elected the Polaris Rewards feature, in the Cash Management Variable Portfolio during the Right to Examine period and will allocate your money and the Payment Enhancement according to your instructions at the end of the applicable Right to Examine period. Currently, we do not put your money and the Payment Enhancement in the Cash Management Variable Portfolio during the Right to Examine period unless you allocate your money to it.

EXCHANGE OFFERS

From time to time, we allow you to exchange an older variable annuity issued by the Company or one of its affiliates, for a newer product with different features and benefits issued by the Company or one of its affiliates. Such an exchange offer will be made in accordance with applicable federal securities laws and state insurance rules and regulations. We will provide the specific terms and conditions of any such exchange offer at the time the offer is made.

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                               INVESTMENT OPTIONS
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VARIABLE PORTFOLIOS

The Variable Portfolios invest in the Underlying Funds of the Trusts. Additional Variable Portfolios may be available in the future. The Variable Portfolios are only available through the purchase of certain insurance contracts.

The Trusts serve as the underlying investment vehicles for other variable annuity contracts issued by the Company and other affiliated and unaffiliated insurance companies. Neither the Company nor the Trusts believe that offering shares of the Trusts in this manner disadvantages you. The Trusts are monitored for potential conflicts. The Trusts may have other Underlying Funds, in addition to those listed here, that are not available for investment under this contract.

The Variable Portfolios offered through this contract are selected by us and we may consider various factors in the selection process, including but not limited to: asset class coverage, the strength of the investment adviser's or subadviser's reputation and tenure, brand recognition, performance and the capability and qualification of each investment firm. Another factor we may consider is whether the Underlying Fund or its service providers (i.e., the investment adviser and/or subadviser(s)) or their affiliates will make payments to us or our affiliates in connection with certain administrative, marketing and support services, or whether the Underlying Fund's service providers have affiliates that can provide marketing and distribution support for sales of the contract. PLEASE SEE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT BELOW.

We review the Variable Portfolios periodically and may make changes if we determine that a Variable Portfolio no longer satisfies one or more of the selection criteria and/or if the Variable Portfolio has not attracted significant allocations from contract owners. We have included the Anchor Series Trust and SunAmerica Series Trust at least in part because they are managed by AIG SunAmerica Asset Management Corp., our affiliate.

You are responsible for allocating Purchase Payments to the Variable Portfolios as is appropriate for your own individual circumstances, investment goals, financial situation and risk tolerance. You should periodically review your allocations and values to ensure they continue to suit your needs. You bear the risk of any decline in contract value resulting from the performance of the Variable Portfolios you have selected. In making your investment selections, you should investigate all information available to you including the Underlying Fund's prospectus, statement of additional information and annual and semi-annual reports.

We do not provide investment advice, nor do we recommend or endorse any particular Variable Portfolio. The Variable Portfolios along with their respective advisers are listed below.

     ANCHOR SERIES TRUST - CLASS 3

     AIG SunAmerica Asset Management Corp. ("AIG SAAMCo"), an indirect wholly-owned subsidiary of AIG, is the investment adviser and various managers are the subadviser to Anchor Series Trust ("AST").

     SUNAMERICA SERIES TRUST - CLASS 3

     AIG SAAMCo is the investment adviser and various managers are the subadvisers to SunAmerica Series Trust ("SAST"). SAST offers master-feeder funds. Capital Research and Management Company is the investment adviser of the Master Fund in which the Feeder Funds invest. AIG SAAMCo is the investment adviser to the Feeder Funds. Please see Important Information About the Master-Feeder Structure below.

     FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST - CLASS 2


     Franklin Advisers, Inc. is the investment advisor to Franklin Templeton Variable Insurance Products Trust ("FTVT")


     LORD ABBETT SERIES FUND, INC. - CLASS VC

     Lord, Abbett & Co. LLC is the investment adviser to Lord Abbett Series Fund, Inc. ("LASF").

     VAN KAMPEN LIFE INVESTMENT TRUST - CLASS II

     Van Kampen Asset Management is the investment adviser to Van Kampen Life Investment Trust ("VKT").

IMPORTANT INFORMATION ABOUT THE MASTER-FEEDER STRUCTURE

Unlike other Underlying Funds, the Feeder Funds do not buy individual securities directly. Rather, each Feeder Fund invests all of its investment assets in a corresponding Master Fund of American Funds Insurance Series ("AFIS"), which invests directly in individual securities. Each Master Fund is advised by Capital Research and Management Company; each Feeder Fund is advised by AIG SAAMCo. Because each Feeder Funds invests all its assets in a Master Fund, the Feeder Funds do not pay investment management fees to their investment adviser, AIG SAAMCo.


Under the Master-Feeder structure, you pay the fees and expenses of both the Feeder Fund and the Master Fund, which include a 12b-1 fee of 0.25% of the average daily net asset value allocated to the Feeder Funds. As a result, you will pay higher fees and expenses under a Master-Feeder structure than if you invested in an Underlying Fund that invests directly in the same individual securities as the Master Fund. You should know that we offer other variable annuity contracts which include Variable Portfolios that invest directly in the Master Funds without investing through a Feeder Fund and they currently assess lower fees and expenses than the Master-Feeder Funds.


Each Feeder Fund may withdraw all its assets from a Master Fund if the Board of Directors ("Board") of the Feeder Fund determines that it is in the best interest of the Feeder Fund and its shareholders to do so. If a Feeder Fund withdraws its assets from a Master Fund and the Board of the Feeder Fund approved AIG SAAMCo as investment adviser to the Feeder Fund, AIG SAAMCo would be fully compensated for its portfolio management services. See the Trust's prospectus and the SAI for more discussion of the Master-Feeder structure.

              (SEE NEXT PAGE FOR FULL LIST OF INVESTMENT OPTIONS)

                 VARIABLE PORTFOLIOS                                   MANAGED BY:                   TRUST   ASSET CLASS
                 -------------------                                   -----------                   ------  -----------
Aggressive Growth                                      AIG SunAmerica Asset Management Corp.         SAST    STOCK
Alliance Growth                                        AllianceBernstein L.P.                        SAST    STOCK
American Funds Asset Allocation SAST                   Capital Research and Management Company(1)    SAST    BALANCED
American Funds Global Growth SAST                      Capital Research and Management Company(1)    SAST    STOCK
American Funds Growth SAST                             Capital Research and Management Company(1)    SAST    STOCK
American Funds Growth-Income SAST                      Capital Research and Management Company(1)    SAST    STOCK
Asset Allocation                                       Edge Asset Management, Inc.                   AST     BALANCED
Balanced                                               J.P. Morgan Investment Management Inc.        SAST    BALANCED
Blue Chip Growth                                       AIG SunAmerica Asset Management Corp.         SAST    STOCK
Capital Appreciation                                   Wellington Management Company, LLP            AST     STOCK
Capital Growth                                         OppenheimerFunds, Inc.                        SAST    STOCK
Cash Management                                        Columbia Management Advisers, LLC             SAST    CASH
Corporate Bond                                         Federated Equity Management Company           SAST    BOND
Davis Venture Value                                    Davis Selected Advisers LLC                   SAST    STOCK
"Dogs" of Wall Street(2)                               AIG SunAmerica Asset Management Corp.         SAST    STOCK
Emerging Markets                                       Putnam Investment Management, Inc.            SAST    STOCK
Equity Opportunities                                   OppenheimerFunds, Inc.                        SAST    STOCK
Foreign Value                                          Templeton Investment Counsel, LLC             SAST    STOCK
Franklin Income Securities                             Franklin Advisers, Inc.                       FTVT    BALANCED
Franklin Templeton VIP Founding Funds Allocation       Franklin Advisers, Inc.                       FTVT    BALANCED
Fundamental Growth                                     Wells Capital Management, Inc.                SAST    STOCK
Global Bond                                            Goldman Sachs Asset Management International  SAST    BOND
Global Equities                                        J.P. Morgan Investment Management Inc.        SAST    STOCK
Government and Quality Bond                            Wellington Management Company, LLP            AST     BOND
Growth                                                 Wellington Management Company, LLP            AST     STOCK
Growth-Income                                          AllianceBernstein L.P.                        SAST    STOCK
Growth Opportunities                                   Morgan Stanley Investment Management Inc.(3)  SAST    STOCK
High-Yield Bond                                        AIG SunAmerica Asset Management Corp.         SAST    BOND
International Diversified Equities                     Morgan Stanley Investment Management Inc.(3)  SAST    STOCK
International Growth and Income                        Putnam Investment Management, Inc.            SAST    STOCK
Lord Abbett Growth and Income                          Lord, Abbett & Co. LLC                        LASF    STOCK
Marsico Focused Growth                                 Marsico Capital Management, LLC               SAST    STOCK
MFS Massachusetts Investors Trust(2)                   Massachusetts Financial Services Company      SAST    STOCK
MFS Total Return                                       Massachusetts Financial Services Company      SAST    BALANCED
Mid-Cap Growth                                         J.P. Morgan Investment Management Inc.        SAST    STOCK
Natural Resources                                      Wellington Management Company, LLP            AST     STOCK
Real Estate                                            Davis Selected Advisers LLC                   SAST    STOCK
Small & Mid Cap Value                                  AllianceBernstein L.P.                        SAST    STOCK
Small Company Value                                    Franklin Advisory Services, LLC               SAST    STOCK
Technology                                             Columbia Management Advisers, Inc.            SAST    STOCK
Telecom Utility                                        Massachusetts Financial Services Company      SAST    STOCK
Van Kampen LIT Comstock(2)                             Van Kampen Asset Management                   VKT     STOCK
Van Kampen LIT Growth and Income                       Van Kampen Asset Management                   VKT     STOCK
Van Kampen LIT Strategic Growth                        Van Kampen Asset Management                   VKT     STOCK
Worldwide High Income                                  Morgan Stanley Investment Management Inc.(3)  SAST    BOND

(1) Capital Research and Management Company manages the corresponding Master Fund (defined below) in which the Underlying Fund invests.

(2) "Dogs" of Wall Street is an equity fund seeking total return; MFS Massachusetts Investors Trust is an equity fund seeking reasonable current income, long-term capital growth and conservation of capital and Van Kampen LIT Comstock is an equity fund seeking capital growth and income.

(3) Morgan Stanley Investment Management Inc. does business in certain instances using the name "Van Kampen."

YOU SHOULD READ THE ACCOMPANYING PROSPECTUSES FOR THE TRUSTS CAREFULLY. THESE PROSPECTUSES CONTAIN DETAILED INFORMATION ABOUT THE UNDERLYING FUNDS, INCLUDING EACH UNDERLYING FUND'S INVESTMENT OBJECTIVE AND RISK FACTORS. YOU ALSO SHOULD READ THE ACCOMPANYING PROSPECTUS FOR THE MASTER FUNDS CAREFULLY. THE MASTER FUNDS' PROSPECTUS CONTAINS DETAILED INFORMATION ABOUT THE INVESTMENT OBJECTIVES AND RISK FACTORS OF THE MASTER FUNDS IN WHICH THE FEEDER FUNDS CURRENTLY INVEST.

SUBSTITUTION, ADDITION OR DELETION OF VARIABLE PORTFOLIOS

We may, subject to any applicable law, make certain changes to the Variable Portfolios offered in your contract. We may offer new Variable Portfolios or stop offering existing Variable Portfolios. New Variable Portfolios may be made available to existing contract owners and Variable Portfolios may be closed to new or subsequent Purchase Payments, transfers or allocations. In addition, we may also liquidate the shares of any Variable Portfolio, substitute the shares of one Underlying Fund held by a Variable Portfolio for another and/or merge Variable Portfolios or cooperate in a merger of Underlying Funds. To the extent required by the Investment Company Act of 1940, we may be required to obtain SEC approval or your approval.

FIXED ACCOUNTS

Your contract may offer Fixed Accounts for varying guarantee periods. A Fixed Account may be available for differing lengths of time (such as 1, 3, or 5 years). Each guarantee period may have different guaranteed interest rates.

We guarantee that the interest rate credited to amounts allocated to any Fixed Account guarantee periods will never be less than the minimum guaranteed interest rate specified in your contract. Once the rate is established, it will not change for the duration of the guarantee period. We determine which, if any, guarantee periods will be offered at any time in our sole discretion, unless state law requires us to do otherwise. Please check with your financial representative regarding the availability of Fixed Accounts.

There are three categories of interest rates for money allocated to the Fixed Accounts. The applicable rate is guaranteed until the corresponding guarantee period expires. With each category of interest rate, your money may be credited a different rate as follows:

     - Initial Rate: The rate credited to any portion of the initial Purchase Payment allocated to a Fixed Account.

     - Current Rate: The rate credited to any portion of a subsequent Purchase Payment allocated to a Fixed Account.

     - Renewal Rate: The rate credited to money transferred from a Fixed Account or a Variable Portfolio into a Fixed Account and to money remaining in a Fixed Account after expiration of a guarantee period.

When a guarantee period ends, you may leave your money in the same Fixed Account or you may reallocate your money to another Fixed Account or to the Variable Portfolios. If you do not want to leave your money in the same Fixed Account, you must contact us within 30 days after the end of the guarantee period and provide us with new allocation instructions. WE DO NOT CONTACT YOU. IF YOU DO NOT CONTACT US, YOUR MONEY WILL REMAIN IN THE SAME FIXED ACCOUNT WHERE IT WILL EARN INTEREST AT THE RENEWAL RATE THEN IN EFFECT FOR THAT FIXED ACCOUNT.


We reserve the right to defer payments for a withdrawal from a Fixed Account for up to six months. PLEASE SEE ACCESS TO YOUR MONEY BELOW.


If available, you may systematically transfer interest earned in available Fixed Accounts into any of the Variable Portfolios on certain periodic schedules offered by us. Systematic transfers may be started, changed or terminated at any time by contacting our Annuity Service Center. Check with your financial representative about the current availability of this service.

At any time we are crediting the minimum guaranteed interest rate specified in your contract, we reserve the right to restrict your ability to invest into the Fixed Accounts. All Fixed Accounts may not be available in your state. Please check with your financial representative regarding the availability of Fixed Accounts.

DOLLAR COST AVERAGING FIXED ACCOUNTS

You may invest initial and/or subsequent Purchase Payments in the dollar cost averaging ("DCA") Fixed Accounts, if available. The minimum Purchase Payment that you must invest for the 6-month DCA Fixed Account is $600 and for the 12-month DCA Fixed Account is $1,200. Purchase Payments less than these minimum amounts will automatically be allocated to the Variable Portfolios according to your instructions or your current allocation instruction on file.

DCA Fixed Accounts credit a fixed rate of interest and can only be elected to facilitate a DCA program. SEE DOLLAR COST AVERAGING PROGRAM BELOW for more information. Interest is credited to amounts allocated to the DCA Fixed Accounts while your money is transferred to the Variable Portfolios over certain specified time frames. The interest rates applicable to the DCA Fixed Accounts may differ from those applicable to any other Fixed Account but will never be less than the minimum guaranteed interest rate specified in your contract. However, when using a DCA Fixed Account, the annual interest rate is paid on a declining balance as you systematically transfer your money to the Variable Portfolios. Therefore, the actual effective yield will be less than the stated annual crediting rate. We reserve the right to change the availability of DCA Fixed Accounts offered, unless state law requires us to do otherwise.

DOLLAR COST AVERAGING PROGRAM

The DCA program allows you to invest gradually in the Variable Portfolios at no additional cost. Under the program, you systematically transfer a specified dollar amount or percentage of contract value from a Variable Portfolio, Fixed Account or DCA Fixed Account ("source account") to any other Variable Portfolio ("target account"). Transfers occur on a monthly periodic schedule. The minimum transfer amount under the DCA program is $100 per transaction, regardless of the source account. Fixed Accounts are not available as target accounts for the DCA program. Transfers resulting from your participation in the DCA program are not counted towards the number of free transfers per contract year.


We may also offer DCA Fixed Accounts as source accounts exclusively to facilitate the DCA program for a specified time period. The DCA Fixed Accounts only accept initial or subsequent Purchase Payments. You may not make a transfer from a Variable Portfolio or Fixed Account into a DCA Fixed Account.



If you choose to allocate subsequent Purchase Payments to an active DCA program with a Fixed Account serving as the source account, the rate applicable to that Fixed Account at the time we receive the subsequent Purchase Payment will apply to that subsequent Purchase Payment. Further, we will begin moving that subsequent Purchase Payment into your target allocations on the same day of the month as the initial active DCA program. Therefore, you may not receive a full 30 days of interest prior to the first transfer to the target account(s).



You may terminate the DCA program at any time. If you terminate the DCA program and money remains in the DCA Fixed Account(s), we transfer the remaining money according to your current allocation instructions on file.


The DCA program is designed to lessen the impact of market fluctuations on your investment. However, the DCA program can neither guarantee a profit nor protect your investment against a loss. When you elect the DCA program, you are continuously investing in securities fluctuating at different price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

     EXAMPLE OF DCA PROGRAM:

     Assume that you want to move $750 each month from one Variable Portfolio to another Variable Portfolio over six months. You set up a DCA program and purchase Accumulation Units at the following values:

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            MONTH             ACCUMULATION UNIT          UNITS PURCHASED
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              1                     $ 7.50                     100
              2                     $ 5.00                     150
              3                     $10.00                      75
              4                     $ 7.50                     100
              5                     $ 5.00                     150
              6                     $ 7.50                     100
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     You paid an average price of only $6.67 per Accumulation Unit over six months, while the average market price actually was $7.08. By investing an equal amount of money each month, you automatically buy more Accumulation Units when the market price is low and fewer Accumulation Units when the market price is high. This example is for illustrative purposes only.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE DCA PROGRAM AT ANY
TIME.

POLARIS PORTFOLIO ALLOCATOR PROGRAM

PROGRAM DESCRIPTION

The Polaris Portfolio Allocator program may be offered to you at no additional cost to assist in diversifying your investment across various asset classes. The Polaris Portfolio Allocator program allows you to choose from one of the several Polaris Allocator models designed to assist in meeting your stated investment goals. Each Portfolio Allocator model is comprised of a carefully selected combination of Variable Portfolios representing various asset classes. The Portfolio Allocator models allocate amongst the various asset classes to attempt to match a stated investment time horizon and risk tolerance. Please contact your financial representative about investment in the Polaris Portfolio Allocator program.

ENROLLING IN THE POLARIS PORTFOLIO ALLOCATOR PROGRAM

You may enroll in the Polaris Portfolio Allocator program by selecting the Portfolio Allocator model on the contract application form. You and your financial representative should determine the model most appropriate for you based on your financial needs, risk tolerance and investment time horizon. You may request to discontinue the use of a model by providing a written reallocation request, calling our Annuity Service Center or logging onto our website.

You may also choose to invest gradually into a Portfolio Allocator model through the DCA program. SEE THE DOLLAR COST AVERAGING PROGRAM ABOVE. You may only invest in one model at a time. You may also invest in Variable Portfolios outside your selected Portfolio Allocator model. However, an investment or transfer into or out of one of the Variable Portfolios that are included in your Portfolio Allocator model outside the specifications in the Portfolio Allocator model will effectively terminate your participation in the model.

WITHDRAWALS

You may request withdrawals, as permitted by your contract, which will be taken proportionately from each of the allocations in the selected Portfolio Allocator model unless otherwise indicated in your withdrawal instructions. If you choose to make a non-proportional withdrawal from the Variable Portfolios in the Portfolio Allocator model, your investment may no longer be consistent with the Portfolio Allocator model's intended objectives. Withdrawals may be subject to a withdrawal charge. Withdrawals may also be taxable and a 10% IRS penalty may apply if you are under age 59 1/2.

REBALANCING THE MODELS

You can elect to have your investment in the Portfolio Allocator models rebalanced quarterly, semi-annually, or annually to maintain the target asset allocation among the Variable Portfolios of the model you selected. Only those Variable Portfolios within the Portfolio Allocator model you selected will be rebalanced. Investments in other Variable Portfolios not included in the model cannot be rebalanced if you wish to maintain your current model allocations.

The models are not intended as ongoing advice about investing in the Variable Portfolios, and we do not provide investment advice regarding whether a model should be revised or whether it remains appropriate to invest in accordance with any particular model. Therefore, over time, the asset allocation model you select may no longer align with its original investment objective due to the effects of Variable Portfolio performance, changes in the Variable Portfolios, and the ever-changing investment markets. In addition, your investment needs may change. You should speak with your financial representative about how to keep your Variable Portfolio allocations in line with your investment goals.

IMPORTANT INFORMATION ABOUT THE POLARIS PORTFOLIO ALLOCATOR PROGRAM

The Polaris Portfolio Allocator program does not guarantee greater or more consistent returns. Future market and asset class performance may differ from the historical performance upon which the Portfolio Allocator models may have been built. Also, allocation to a single asset class may outperform a model, so that you could have better investment returns investing in a single asset class than in a Portfolio Allocator model. However, such a strategy may involve a greater degree of risk because of the concentration of similar securities in a single asset class. Further, there can be no assurance that any Variable Portfolio chosen for a particular model will perform well or that its performance will closely reflect that of the asset class it is designed to represent.

The Portfolio Allocator models represent suggested allocations that are provided to you as general guidance. You should work with your financial representative in determining if one of the models meets your financial needs, investment time horizon, and is consistent with your risk tolerance level. Information concerning the specific Portfolio Allocator models can be obtained from your financial representative.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE POLARIS PORTFOLIO ALLOCATOR PROGRAM AT ANY TIME.

TRANSFERS DURING THE ACCUMULATION PHASE


Subject to our rules, restrictions and policies, during the Accumulation Phase you may transfer funds between the Variable Portfolios and/or any Fixed Accounts by telephone (800) 99NY-SUN or through the Company's website (www.aigsunamerica.com), in writing by mail or facsimile. All transfer instructions submitted via facsimile must be sent to (818) 615-1543; otherwise they will not be considered received by us. We may accept transfers by telephone or the Internet if you complete and send the Telephone Transfer Agreement form to our Annuity Service Center. When receiving instructions over the telephone or the Internet, we have procedures to provide reasonable assurance that the transactions executed are genuine. Thus, we are not responsible for any claim, loss or expense from any error resulting from instructions received over the telephone or the Internet. If we fail to follow our procedures, we may be liable for any losses due to unauthorized or fraudulent instructions.



Any transfer request will be priced as of the day it is received by us in Good Order if the request is received before Market Close. If the transfer request is received after Market Close, the request will be priced as of the next business day.


Funds already in your contract cannot be transferred into the DCA Fixed Accounts. You must transfer at least $100 per transfer. If less than $100 remains in any Variable Portfolio after a transfer, that amount must be transferred as well.


SHORT-TERM TRADING POLICIES


We do not want to issue this variable annuity contract to contract owners engaged in trading strategies that seek to benefit from short-term price fluctuations or price inefficiencies in the Variable Portfolios of this product ("Short-Term Trading") and we discourage Short-Term Trading as more fully described below. However, we cannot always anticipate if a potential contract owner intends to engage in Short-Term Trading. Short-Term Trading may create risks that may result in adverse effects on investment return of the Underlying Fund in which a Variable Portfolio invests. Such risks may include, but are not limited to: (1) interference with the management and planned investment strategies of an Underlying Fund; (2) dilution of the interests in the Underlying Fund due to practices such as "arbitrage"; and/or (3) increased brokerage and administrative costs due to forced and unplanned fund turnover. These circumstances may reduce the value of the Variable Portfolio. In addition to negatively impacting the Owner, a reduction in contract value may also be harmful to Annuitants and/or Beneficiaries.

We have adopted the following administrative procedures to discourage Short-Term Trading.

We charge for transfers in excess of 15 in any contract year. Currently, the fee is $25 for each transfer exceeding this limit. Transfers resulting from your participation in the DCA or Automatic Asset Rebalancing programs are not counted towards the number of free transfers per contract year.

In addition to charging a fee when you exceed 15 transfers as described in the preceding paragraph, all transfer requests in excess of 15 transfers within a rolling twelve-month look-back period must be submitted by United States Postal Service first-class mail ("U.S. Mail"). Once a contract triggers this "Standard U.S. Mail Policy," all transfer requests must be submitted by U.S. Mail for 12 months from the date of the triggering transfer. For example, if you made a transfer on August 16, 2007 and within the previous twelve months (from August 17, 2006 forward) you made 15 transfers including the August 16th transfer, then all transfers made for twelve months after August 16, 2007 must be submitted by U.S. Mail (from August 17, 2007 through August 16, 2008). U.S. Mail includes any U.S. Postal Service delivery method that offers delivery no sooner than U.S. Postal Service first-class mail, as determined in the Company's sole discretion. We will not accept transfer requests sent by any other medium except U.S. Mail during this 12-month period. Transfer requests required to be submitted by U.S. Mail can only be cancelled by a written request sent by U.S. Mail with the appropriate paperwork received prior to the execution of the transfer. All transfers made on the same day prior to Market Close are considered one transfer request. Transfers resulting from your participation in the DCA or Asset Rebalancing programs are not included for the purposes of determining the number of transfers before applying the Standard U.S. Mail Policy. We apply the Standard U.S. Mail Policy uniformly and consistently to all contract owners except for omnibus group contracts as described below.

We believe that the Standard U.S. Mail Policy is a sufficient deterrent to Short-Term Trading. However, we may become aware of transfer patterns among the Variable Portfolios and/or Fixed Accounts which reflect what we consider to be Short-Term Trading or otherwise detrimental to the Variable Portfolios but have not yet triggered the limitations of the Standard U.S. Mail Policy described above. If such transfer activity comes to our attention, we may require you to adhere to our Standard U.S. Mail Policy prior to reaching the specified number of transfers ("Accelerated U.S. Mail Policy"). To the extent we become aware of Short-Term Trading activities which cannot be reasonably controlled solely by the Standard U.S. Mail Policy or the Accelerated U.S. Mail Policy, we reserve the right to evaluate, in our sole discretion, whether to: (1) impose further limits on the size, manner, number and/or frequency of transfers you can make;
(2) impose minimum holding periods; (3) reject any Purchase Payment or transfer request; and/or (4) terminate your transfer privileges. We will notify you in writing if your transfer privileges are terminated. In addition, we reserve the right not to accept or otherwise restrict transfers from a third party acting for you and not to accept pre-authorized transfer forms.

Some of the factors we may consider when determining whether to accelerate the Standard U.S. Mail Policy, reject or impose other conditions on transfer privileges include:

     (1) the number of transfers made in a defined period;

     (2) the dollar amount of the transfer;

     (3) the total assets of the Variable Portfolio involved in the transfer and/or transfer requests that represent a significant portion of the total assets of the Variable Portfolio;

     (4) the investment objectives and/or asset classes of the particular Variable Portfolio involved in your transfers;

     (5) whether the transfer appears to be part of a pattern of transfers to take advantage of short-term market fluctuations or market inefficiencies;

     (6) the history of transfer activity in the contract or in other contracts we may offer; and/or

     (7) other activity, as determined by us, that creates an appearance, real or perceived, of Short-Term Trading or the possibility of Short-Term Trading.

Notwithstanding the administrative procedures above, there are limitations on the effectiveness of these procedures. Our ability to detect and/or deter Short-Term Trading is limited by operational systems and technological limitations, as well as our ability to predict strategies employed by contract owners (or those acting on their behalf) to avoid detection. We cannot guarantee that we will detect and/or deter all Short-Term Trading and it is likely that some level of Short-Term Trading will occur before it is detected and steps are taken to deter it. To the extent that we are unable to detect and/or deter Short-Term Trading, the Variable Portfolios may be negatively impacted as described above. Additionally, the Variable Portfolios may be harmed by transfer activity related to other insurance companies and/or retirement plans or other investors that invest in shares of the Underlying Fund. Moreover, our ability to deter Short-Term Trading may be limited by decisions by state regulatory bodies and court orders which we cannot predict. You should be aware that the design of our administrative procedures involves inherently subjective decisions which we attempt to make in a fair and reasonable manner consistent with the interests of all owners of this contract. We do not enter into agreements with contract owners whereby we permit or intentionally disregard Short-Term Trading.

The Standard and Accelerated U.S. Mail Policies are applied uniformly and consistently to contract owners utilizing third party trading services/strategies performing asset allocation services for a number of contract owners at the same time. You should be aware that such third party trading services may engage in transfer activities that can also be detrimental to the Variable Portfolios, including trading relatively large groups of contracts simultaneously. These transfer activities may not be intended to take advantage of short-term price fluctuations or price inefficiencies. However, such activities can create the same or similar risks as Short-Term Trading and negatively impact the Variable Portfolios as described above.

Omnibus group contracts may invest in the same Underlying Funds available in your contract but on an aggregate, not individual basis. Thus, we have limited ability to detect Short-Term Trading in omnibus group contracts and the Standard U.S. Mail Policy does not apply to these contracts. Our inability to detect Short-Term Trading may negatively impact the Variable Portfolios as described above.


WE RESERVE THE RIGHT TO MODIFY THE POLICIES AND PROCEDURES DESCRIBED IN THIS SECTION AT ANY TIME. To the extent that we exercise this reservation of rights, we will do so uniformly and consistently unless we disclose otherwise.



UNDERLYING FUND SHORT-TERM TRADING POLICIES



Please note that the Underlying Funds have their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. We reserve the right to enforce these Underlying Fund policies and procedures, including, but not limited to, the right to collect a redemption fee on shares of the Underlying Fund if imposed by such Fund's Board of Trustees/Directors. As of the date of this prospectus, none of the Underlying Funds impose a redemption fee. We also reserve the right to reject, with or without prior notice, any purchase, transfer or allocation into a Variable Portfolio if the corresponding Underlying Fund will not accept such purchase, transfer or allocation for any reason. The prospectuses for the Underlying Funds describe these procedures, which may be different among Underlying Funds and may be more or less restrictive than our policies and procedures.


Under rules adopted by the Securities and Exchange Commission, we also have written agreements with the Underlying Funds that obligate us to, among other things, provide the Underlying Funds promptly upon request certain information about you (e.g., your social security number) and your trading activity. In addition, we are obligated to execute instructions from the Underlying Funds to restrict or prohibit further purchases or transfers in an Underlying Fund under certain circumstances.

It is likely that most of the investments in the Underlying Funds outside of these contracts are omnibus orders from intermediaries such as other separate accounts or retirement plans. If an Underlying Fund's policies and procedures fail to successfully detect and discourage Short-Term trading, there may be a negative impact to the owners of the Underlying Fund, as well as the intermediaries (including the Separate Account and the Variable Portfolios), invested in the such Underlying Fund. Further, if an Underlying Fund believes that an omnibus order we submit may reflect one or more transfer requests from owners engaged in activities that violate an Underlying Fund's short-term trading policies, the Underlying Fund may reject the entire omnibus order and delay or prevent us from implementing your transfer request.


TRANSFERS DURING THE INCOME PHASE



During the Income Phase, only one transfer per month is permitted between the Variable Portfolios. No other transfers are allowed during the Income Phase. Transfers will be effected for the last NYSE business day of the month in which we receive your request for the transfer.


AUTOMATIC ASSET REBALANCING PROGRAM


Market fluctuations may cause the percentage of your investment in the Variable Portfolios to differ from your original allocations. Under the Automatic Asset Rebalancing program, your investments in the Variable Portfolios are periodically rebalanced to return your allocations to the percentages given at your last instruction for no additional charge. Automatic Asset Rebalancing typically involves shifting a portion of your money out of a Variable Portfolio with a higher return into a Variable Portfolio with a lower return. At your request, rebalancing occurs on a quarterly, semiannual or annual basis. Transfers resulting from your participation in this program are not counted against the number of free transfers per contract year. If you are invested in a Portfolio Allocator model, please refer to the Polaris Portfolio Allocator Program section of the prospectus above, for more information. If you elect some of the optional living benefits, we will automatically enroll you in the Automatic Asset Rebalancing Program. PLEASE SEE MARKETLOCK FOR LIFE PLUS BELOW.


     EXAMPLE OF AUTOMATIC ASSET REBALANCING PROGRAM:

     Assume that you want your initial Purchase Payment split between two Variable Portfolios. You want 50% in a bond Variable Portfolio and 50% in a stock Variable Portfolio. Over the next calendar quarter, the bond market does very well while the stock market performs poorly. At the end of the calendar quarter, the bond Variable Portfolio now represents 60% of your holdings because it has increased in value and the growth Variable Portfolio represents 40% of your holdings. If you chose quarterly rebalancing, on the last day of that quarter, we would sell some of your Accumulation Units in the bond Variable Portfolio to bring its holdings back to 50% and use the money to buy more Accumulation Units in the stock Variable Portfolio to increase those holdings to 50%.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE AUTOMATIC ASSET REBALANCING PROGRAM AT ANY TIME.

VOTING RIGHTS

The Company is the legal owner of the Trusts' shares. However, when an Underlying Fund solicits proxies in conjunction with a shareholder vote, we must obtain your instructions on how to vote those shares. We vote all of the shares we own in proportion to your instructions. This includes any shares we own on our own behalf. Should we determine that we are no longer required to comply with these rules, we will vote the shares in our own right.

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                              ACCESS TO YOUR MONEY
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You can access money in your contract by making a partial or total withdrawal, and/or by receiving annuity income payments during the Income Phase. SEE INCOME OPTIONS

BELOW. Any request for withdrawal will be priced as of the day it is received by us in Good Order at the Annuity Service Center, if the request is received before Market Close. If the request for withdrawal is received after Market Close, the request will be priced as of the next business day.


Generally, we deduct a withdrawal charge applicable to any partial or total withdrawal made before the end of the withdrawal charge period. If you make a total withdrawal, we also deduct a contract maintenance fee. SEE EXPENSES BELOW.

FREE WITHDRAWAL PROVISION

Your contract provides for a free withdrawal amount each year. A free withdrawal amount, as defined below, is the portion of your contract that we allow you to take out each year without being charged a withdrawal charge. The free withdrawal amount does not reduce the basis used to calculate future annual free withdrawals or the withdrawal charges applicable upon a full surrender of your contract. AS A RESULT, IF YOU SURRENDER YOUR CONTRACT IN THE FUTURE, AND WITHDRAWAL CHARGES ARE STILL APPLICABLE, YOU WILL NOT RECEIVE THE BENEFIT OF ANY PREVIOUS FREE WITHDRAWALS UPON A FULL SURRENDER.

Withdrawals of Purchase Payments made prior to the end of the withdrawal charge schedule, that are in excess of your free withdrawal amount will result in a withdrawal charge. The amount of the withdrawal charge and how it applies are discussed more fully in the EXPENSES section below. Before purchasing this contract, you should consider the effect of withdrawal charges on your investment if you need to withdraw more money than the free withdrawal amount. You should fully discuss this decision with your financial representative.

To determine your free withdrawal amount and your withdrawal charge, we refer to two special terms: "penalty-free earnings" and "total invested amount."

Penalty-free earnings are equal to your contract value less your total invested amount and may be withdrawn free of a withdrawal charge at any time, including upon a full surrender of your contract. Purchase Payments that are no longer subject to a withdrawal charge and not previously withdrawn may also be withdrawn free of a withdrawal charge at any time. The total invested amount is the sum of all Purchase Payments less portions of prior withdrawals that reduce your total invested amount as follows:

     - Free withdrawals in any year that were in excess of your penalty-free earnings and were based on the portion of the total invested amount that was no longer subject to withdrawal charges at the time of the withdrawal; and

     - Any prior withdrawals (including withdrawal charges applicable to those withdrawals) of the total invested amount on which you already paid a withdrawal charge.

When you make a withdrawal, we deduct it from penalty-free earnings first, any remaining penalty-free withdrawal amount, and then from the total invested amount on a first-in, first-out basis. This means that you can also access your Purchase Payments, which are no longer subject to a withdrawal charge before those Purchase Payments, which are still subject to the withdrawal charge.

During the first year after we issue your contract, your free withdrawal amount is the greater of:

     (1) your penalty-free earnings; or

     (2) if you are participating in the Systematic Withdrawal program, a total of 10% of your total invested amount.

After the first contract year, your annual free withdrawal amount is the greater of:

     (1) your penalty-free earnings and any portion of your total invested amount no longer subject to a withdrawal charge; or

     (2) 10% of the portion of your total invested amount that has been in your contract for at least one year.

Although amounts withdrawn free of a withdrawal charge under the 10% provision may reduce Purchase Payments for purposes of calculating amounts available for future withdrawals of earnings, they do not reduce the amount you invested for purposes of calculating the withdrawal charge if you surrender your contract. As a result, if you surrender your contract in the future and withdrawal charges are still applicable, any previous free withdrawals would then be subject to applicable withdrawal charges. We calculate charges upon surrender of the contract on the day after we receive your request and your contract. We return to you your contract value less any applicable fees and charges.

When you make a withdrawal, we return the portion of contract value withdrawn less any applicable fees and charges.

The withdrawal charge percentage is determined by the number of years the Purchase Payment has been in the contract at the time of the withdrawal. SEE EXPENSES BELOW. For the purpose of calculating the withdrawal charge, any prior free withdrawal is not subtracted from the total Purchase Payments still subject to withdrawal charges.

For example, you make an initial Purchase Payment of $100,000. For purposes of this example we will assume a 0% growth rate over the life of the contract, no subsequent Purchase Payments and no election of the Polaris Rewards or Early Access feature. In contract year 2, you take out your maximum free withdrawal of $10,000. After that free withdrawal your contract value is $90,000. In the 3rd contract year, you request a total withdrawal of your contract. We will apply the following calculation:

A-(B x C)=D, where:

    A=Your contract value at the time of your request for withdrawal ($90,000)

    B=The amount of your Purchase Payments still subject to withdrawal charge
      ($100,000)

    C=The withdrawal charge percentage applicable to the age of each Purchase
      Payment (assuming 6% is the applicable percentage) [B x C=$6,000]

    D=Your full contract value ($84,000) available for total withdrawal


If you have elected an optional living benefit, you should consider the impact of your withdrawals on the benefit. SEE OPTIONAL LIVING BENEFITS BELOW.



Under most circumstances, the partial withdrawal minimum is $1,000. We require that the value left in any Variable Portfolio or Fixed Accounts be at least $100, after the withdrawal and your total contract value must be at least $2,500. The request for withdrawal must be in writing and sent to the Annuity Service Center. For withdrawals of $500,000 and more, you must submit a signature guarantee at the time of your request. Unless you provide us with different instructions, partial withdrawals will be made proportionately from each Variable Portfolio and the Fixed Account in which you are invested. IN THE EVENT THAT A PROPORTIONATE PARTIAL WITHDRAWAL WOULD CAUSE THE VALUE OF ANY VARIABLE PORTFOLIO OR FIXED ACCOUNT INVESTMENT TO BE LESS THAN $100, WE WILL CONTACT YOU TO OBTAIN ALTERNATE INSTRUCTIONS ON HOW TO STRUCTURE THE WITHDRAWAL.


Withdrawals made prior to age 59 1/2 may result in a 10% IRS penalty tax. SEE TAXES BELOW. Under certain Qualified plans, access to the money in your contract may be restricted.

We may be required to suspend or postpone the payment of a withdrawal for any period of time when: (1) the NYSE is closed (other than a customary weekend and holiday closings); (2) trading with the NYSE is restricted; (3) an emergency exists such that disposal of or determination of the value of shares of the Variable Portfolios is not reasonably practicable; (4) the SEC, by order, so permits for the protection of contract owners.

Additionally, we reserve the right to defer payments for a withdrawal from a Fixed Account for up to six months.

SYSTEMATIC WITHDRAWAL PROGRAM


During the Accumulation Phase, you may elect to receive periodic withdrawals under the Systematic Withdrawal program for no additional charge. Under the program, you may choose to take monthly, quarterly, semi-annual or annual payments from your contract. Electronic transfer of these withdrawals to your bank account is also available. The minimum amount of each withdrawal is $100. There must be at least $2,500 remaining in your contract at all times. Withdrawals may be taxable and a 10% federal penalty tax may apply if you are under age 59 1/2. A withdrawal charge may apply if the amount of the periodic withdrawals in any year exceed the free withdrawal amount permitted each year. SEE ACCESS TO YOUR MONEY ABOVE AND SEE EXPENSES BELOW.


The program is not available to everyone. Please contact our Annuity Service Center which can provide the necessary enrollment forms.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE SYSTEMATIC WITHDRAWAL PROGRAM AT ANY TIME.

NURSING HOME WAIVER

If you are confined to a nursing home for 60 days or longer, we may waive the withdrawal charge on certain withdrawals prior to the Annuity Date. The waiver applies only to withdrawals made while you are in a nursing home or within 90 days after you leave the nursing home. You cannot use this waiver during the first 90 days after your contract is issued. In addition, the confinement period for which you seek the waiver must begin after you purchase your contract. We will only waive the withdrawal charges on withdrawals or surrenders of contract value paid directly to the contract owner, and not to a third party or other financial services company.


In order to use this waiver, you must submit with your withdrawal request to the Annuity Service Center, the following documents: (1) a doctor's note recommending admittance to a nursing home; (2) an admittance form which shows the type of facility you entered; and (3) a bill from the nursing home which shows that you met the 60-day confinement requirement.


MINIMUM CONTRACT VALUE

Where permitted by state law, we may terminate your contract if both of the following occur: (1) your contract value is less than $500 as a result of withdrawals; and (2) you have not made any Purchase Payments during the past three years. We will provide you with sixty days written notice that your contract is being terminated. At the end of the notice period, we will distribute the contract's remaining value to you.

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                            OPTIONAL LIVING BENEFITS
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YOU MAY ELECT ONE OF THE OPTIONAL LIVING BENEFITS DESCRIBED BELOW FOR AN ADDITIONAL FEE. THESE FEATURES ARE DESIGNED TO PROTECT A PORTION OF YOUR INVESTMENT IN THE EVENT YOUR CONTRACT VALUE DECLINES DUE TO UNFAVORABLE INVESTMENT PERFORMANCE DURING THE ACCUMULATION PHASE AND BEFORE A DEATH BENEFIT IS PAYABLE. IN ADDITION, THESE FEATURES CAN PROVIDE A GUARANTEED INCOME STREAM AND OTHER BENEFITS. PLEASE SEE THE DESCRIPTIONS BELOW FOR DETAILED INFORMATION.

MARKETLOCK FOR LIFE PLUS

What is MarketLock For Life Plus?


MarketLock For Life Plus is an optional guaranteed minimum withdrawal feature, available for an additional fee. You may elect one of two MarketLock for Life Plus options, described below. The feature is designed to help you create a guaranteed income stream that may last as long as you live, or as long as you and your spouse live, even if the entire value of your contract has been reduced to zero. MarketLock For Life Plus may offer protection in the event your contract value declines due to unfavorable investment performance, certain withdrawal activity, if you live longer than expected or any combination of these factors. You may never need to rely on MarketLock For Life Plus as its value is dependent on your contract's performance, your withdrawal activity and your longevity.



This feature may not be appropriate if you plan to make ongoing Purchase Payments, such as with contributory IRA's or other tax-qualified plans. The feature guarantees that only certain Purchase Payments received during the contract's first five years are included in the Benefit Base.


Withdrawals under the feature are treated like any other withdrawal for the purpose of calculating taxable income, reducing the contract value, deducting applicable withdrawal charges, free withdrawal amounts and all other benefits, features and conditions of your contract.


Any withdrawals taken may be subject to a 10% IRS tax penalty if you are under age 59 1/2 at the time of the withdrawal. For information about how the feature is treated for income tax purposes, you should consult a qualified tax advisor concerning your particular circumstances. If you must take required minimum distributions and want to ensure that these withdrawals are not considered excess withdrawals under the feature, your distributions must be set up on the automated minimum distribution withdrawal program administered by our Annuity Service Center. In addition, if you have a Qualified contract, tax law and the terms of the plan may restrict withdrawal amounts.


WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE MARKETLOCK FOR LIFE PLUS AT ANY TIME FOR PROSPECTIVELY ISSUED CONTRACTS.


When and how may I elect MarketLock For Life Plus?



You may elect MarketLock For Life Plus at the time of contract issue for immediate effectiveness. If we allow you to elect the feature after purchasing your contract, the feature is effective on the first contract anniversary after your election (the "Effective Date"). You cannot elect this feature if you elect any other optional living benefit. You may elect to have the feature cover only your life or the lives of both you and your spouse. We refer to the person or persons whose lifetime withdrawals are guaranteed under MarketLock For Life Plus as the "Covered Person(s)." There are age parameters applicable to this feature which determine whether you can elect the feature and who can qualify as a Covered Person. If the contract is not owned by a natural person, references to owner(s) apply to the annuitants. The tables below provide the age requirement for electing this feature depending on the type of contract you purchase and the number of Covered Persons.


IF YOU ELECT ONE COVERED PERSON:


-------------------------------------------------
                            COVERED PERSON
                      ---------------------------
                        MINIMUM       MAXIMUM
                          AGE          AGE(1)
-------------------------------------------------
     One Owner            45             80
-------------------------------------------------
    Joint Owners
(based on the age of      45             80
   the older Owner)
-------------------------------------------------


IF YOU ELECT TWO COVERED PERSONS:


------------------------------------------------------------------------
                         COVERED PERSON #1         COVERED PERSON #2
                      --------------------------------------------------
                        MINIMUM      MAXIMUM      MINIMUM      MAXIMUM
                          AGE        AGE(1)         AGE        AGE(1)
------------------------------------------------------------------------
   NON-QUALIFIED:
    Joint Owners          45           80           45           82
------------------------------------------------------------------------
   NON-QUALIFIED:
   One Owner with         45           80           45         N/A(2)
Spousal Beneficiary
------------------------------------------------------------------------
     QUALIFIED:
   One Owner with         45           80           45         N/A(2)
Spousal Beneficiary
------------------------------------------------------------------------


(1) The age requirements for optional death benefits and other optional features may be different than those listed here. You must meet the age requirement for those features in order to elect them.


(2) Not applicable because feature availability is based on the younger Covered Person. The spousal beneficiary's age is not considered in determining the maximum issue age of the second Covered Person.


How does MarketLock For Life Plus work?


MarketLock For Life Plus automatically locks-in the greater of two values in determining the Covered Person(s) guaranteed lifetime benefit. For 10 years following the Effective Date, both Option 1 and Option 2 of the MarketLock For Life Plus feature annually lock-in the highest Anniversary Value or the Benefit Base plus a bonus amount, as described below. You may extend the period over which the feature locks-in the highest Anniversary Value beyond 10 years; however, the bonus amount is only available for the first 10 years following the Effective Date. Option 2 offers an additional guarantee if you choose not to take withdrawals in the first 10 years following the Effective Date.



MarketLock For Life Plus automatically locks-in a new Benefit Base each year during the first 10 years of your contract based on the greater of either (1) the highest Anniversary Value, or (2) the Benefit Base increased by a bonus amount (the "Bonus"). The Bonus may only be added to the Benefit Base if no withdrawals are taken in a contract year. For instance, if you take a withdrawal in year 2, you will not be eligible for a Bonus to be added to your Benefit Base on your second contract anniversary; however, if you do not take a withdrawal in year 3, you will be eligible for a Bonus to be added to your Benefit Base on your third contract anniversary.



The two options available under MarketLock for Life Plus are summarized as follows:



-----------------------------------------------------------------------------------------
     MARKETLOCK FOR
        LIFE PLUS           BASIS FOR GUARANTEED
         OPTIONS                WITHDRAWALS           BONUS                FEE
-----------------------------------------------------------------------------------------
 Option 1                  Greater of:             6% of Bonus  0.65% for One Covered
                           (1) highest             Base         Person
                           anniversary value; or                0.90% for Two Covered
                           (2) Benefit Base plus                Persons
                           the Bonus
-----------------------------------------------------------------------------------------
 Option 2                  Greatest of:            7% of Bonus  0.70% for One Covered
                           (1) highest             Base         Person
                           anniversary value; (2)               0.95% for Two Covered
                           Benefit Base plus the                Persons
                           Bonus; or (3) if no
                           withdrawals are taken
                           in the first 10
                           contract years
                           following the
                           Effective Date, 200%
                           of the Purchase
                           Payments made in the
                           first contract year.
-----------------------------------------------------------------------------------------



For an explanation of defined terms used in the table above, please see "How are the components of MarketLock For Life Plus calculated?" below.



What determines the Maximum Annual Withdrawal Percentage?



The Maximum Annual Withdrawal Percentage represents the percentage of your Benefit Base used to calculate the Maximum Annual Withdrawal Amount that you may withdraw each year. The Maximum Annual Withdrawal Percentage is determined by the age of the Covered Person(s) at the time of the first withdrawal as shown in the table below.



One Covered Person



If the feature is elected to cover one life but the contract is jointly owned, then the Covered Person must be the older Owner and the following is applicable:



-------------------------------------------------------------------------------------
                                                                  MAXIMUM
                                                                   ANNUAL
                                                                 WITHDRAWAL
AGE OF THE COVERED PERSON AT TIME OF FIRST WITHDRAWAL           PERCENTAGE*
-------------------------------------------------------------------------------------
At least age 45 but prior to 60th Birthday                           4%
-------------------------------------------------------------------------------------
At least age 60 but prior to 76th Birthday                           5%
-------------------------------------------------------------------------------------
        On or after 76th birthday                                    6%
-------------------------------------------------------------------------------------



Two Covered Persons



If the feature is elected to cover two lives, the following is applicable:



------------------------------------------------------------------------------
                                                           MAXIMUM
                                                            ANNUAL
AGE OF THE YOUNGER COVERED PERSON OR SURVIVING            WITHDRAWAL
  COVERED PERSON AT TIME OF FIRST WITHDRAWAL             PERCENTAGE*
------------------------------------------------------------------------------
At least age 45 but prior to 60th Birthday                    4%
------------------------------------------------------------------------------
At least age 60 but prior to 76th Birthday                    5%
------------------------------------------------------------------------------
      On or after 76th birthday                               6%
------------------------------------------------------------------------------



* The amount of any withdrawal, including any charges applicable to the withdrawal, must be within the Maximum Annual Withdrawal Amount. If you are taking required minimum distributions ("RMD") from this contract, and the amount of the RMD (based on this contract) is greater than the Maximum Annual Withdrawal Amount (defined below) in any given year, no portion of the RMD withdrawal will be treated as an excess withdrawal (also defined below). Any portion of a withdrawal that is greater than either the Maximum Annual Withdrawal Amount or the RMD amount (based only on this contract) will be considered an excess withdrawal. Please see "What are the effects of withdrawals on MarketLock For Life Plus?" below.



Are there investment requirements if I elect MarketLock For Life Plus?



As long as the feature is in effect, we require that you allocate your investments in accordance with the investment requirements listed below. Option 1 and Option 2 are subject to different investment requirements as outlined below.



OPTION 1 - INVESTMENT REQUIREMENTS



You may comply with investment requirements for Option 1 by allocating your investments in one of three ways:



     1. Invest 100% in Polaris Portfolio Model 1, 2 or 3



     2. Invest 100% in one or a combination of the following Variable
        Portfolios: American Funds Asset Allocation SAST, Asset Allocation, Balanced, Franklin Income Securities, Franklin Templeton VIP Founding Funds Allocation, and MFS Total Return

     3. Invest in accordance with the requirements outlined in the table below:



------------------------------------------------------------------------
     INVESTMENT         INVESTMENT           VARIABLE PORTFOLIOS
       GROUP           REQUIREMENT          AND/OR FIXED ACCOUNTS
------------------------------------------------------------------------
 A. Bond, Cash and     Minimum 20%    Cash Management
    Fixed              Maximum 100%   Corporate Bond
  Accounts                            Global Bond
                                      Government & Quality Bond
                                      DCA FIXED ACCOUNTS
                                      DCA 6-Month
                                      DCA 12-Month
                                      FIXED ACCOUNTS
                                      1-Year Fixed
------------------------------------------------------------------------
 B. Equity Maximum      Minimum 0%    Aggressive Growth
                       Maximum 80%    Alliance Growth
                                      American Funds Asset Allocation
                                      SAST
                                      American Funds Global Growth SAST
                                      American Funds Growth SAST
                                      American Funds Growth-Income SAST
                                      Asset Allocation
                                      Balanced
                                      Blue Chip Growth
                                      Capital Appreciation
                                      Davis Venture Value
                                      "Dogs" of Wall Street
                                      Equity Opportunities
                                      Foreign Value
                                      Franklin Income Securities
                                      Franklin Templeton VIP Founding
                                        Funds Allocation
                                      Fundamental Growth
                                      Global Equities
                                      Growth
                                      Growth-Income
                                      High-Yield Bond
                                      International Diversified Equities
                                      International Growth and Income
                                      Lord Abbett Growth and Income
                                      Marsico Focused Growth
                                      MFS Massachusetts Investors Trust
                                      MFS Total Return
                                      Small & Mid Cap Value
                                      Telecom Utility
                                      Van Kampen LIT Comstock
                                      Van Kampen LIT Growth and Income
                                      Van Kampen LIT Strategic Growth
                                      Worldwide High Income
------------------------------------------------------------------------
 C. Limited Equity      Minimum 0%    Capital Growth
                       Maximum 20%    Emerging Markets
                                      Growth Opportunities
                                      Mid-Cap Growth
                                      Natural Resources
                                      Real Estate
                                      Small Company Value
                                      Technology
------------------------------------------------------------------------



OPTION 2 - INVESTMENT REQUIREMENTS



You may comply with investment requirements for Option 2 by allocating 100% of your investments to Polaris Portfolio Allocator Model 1, 2 or 3.



Your allocation instructions accompanying any Purchase Payment must comply with the investment requirements, listed above, in order for your application or subsequent Purchase Payment to be considered in Good Order. Please see ALLOCATION OF PURCHASE PAYMENTS above. We will automatically enroll you in the Automatic Asset Rebalancing Program, with quarterly rebalancing because market performance and withdrawal activity may result in your contract's allocations going outside these restrictions. This will ensure that your allocations are rebalanced quarterly to comply with the investment requirements for this feature. In addition to quarterly rebalancing, we will initiate rebalancing in accordance with your Automatic Asset Rebalancing instructions, after any of the following transactions:


     - any transfer or reallocation you initiate; or

     - any withdrawal you initiate.


Automatic transfers and/or systematic withdrawals will not result in rebalancing. If you have elected Option 1, we will rebalance your contract in accordance with your most current Automatic Asset Rebalancing Program instructions on file. If you have elected Option 2, we will rebalance your contract in accordance with the allocations specified with the Polaris Portfolio Allocator Model you have selected. If at any point, for any reason, your Automatic Asset Rebalancing Program instructions would result in allocations inconsistent with the investment requirements, we will revert to the last compliant instructions on file whether for rebalancing or for allocation of a Purchase Payment and implement those at the next rebalancing. Please see AUTOMATIC ASSET REBALANCING PROGRAM in the prospectus. You can modify your Automatic Asset Rebalancing Program instructions, as long as they are consistent with the investment requirements, at any time by calling the Annuity Service Center.


We reserve the right to change the investment requirements at any time for prospectively issued contracts. We may also revise the investment requirements for any existing contract to the extent Variable Portfolios and/or Fixed Accounts are added, deleted, substituted, merged or otherwise reorganized. We will notify you of any changes to the investment requirements at least 30 days in advance.

How are the components for MarketLock For Life Plus calculated?

First, we determine the ELIGIBLE PURCHASE PAYMENTS, which include:

     1. 100% of Purchase Payments received during the first contract year; and

     2. Purchase Payments received in each of contract years 2-5, capped in each year at an amount equal to 100% of the Purchase Payments received in year 1. This means that if you made a $100,000 Purchase Payment in year 1, Eligible Purchase Payments will include additional Purchase Payments of up to $100,000 contributed in each of contract years 2-5 for a grand total maximum of $500,000 of Eligible Purchase Payments. If the feature is elected after contract issue, Purchase Payments received from the

        Effective Date through contract year 5 are capped in each year at an amount equal to 100% of the Purchase Payments received during the first contract year.


Any Purchase Payments made in contract years 2-5 in excess of the annual cap amount as well as all Purchase Payments received after the 5th contract year are considered INELIGIBLE PURCHASE PAYMENTS. The calculation of Eligible Purchase Payments does not include Payment Enhancements and/or any spousal continuation contributions; however, Payment Enhancements and continuation contributions are included in the calculation of Anniversary Values, as defined below. PLEASE SEE MARKETLOCK FOR LIFE PLUS AND MARKETLOCK ABOVE AND SPOUSAL CONTINUATION BELOW. Total Eligible Purchase Payments are limited to $1,500,000 without our prior Company approval.


Second, we consider the BONUS PERIOD and the BENEFIT BASE EVALUATION PERIOD. The Bonus Period is the period of time over which we calculate the potential Bonus. The Benefit Base Evaluation Period is the period of time over which we will consider Anniversary Values and if greater, the Benefit Base plus Bonus during the Bonus Period. The Bonus Period and the Benefit Base Evaluation Period begin on the Effective Date and end 10 years later. On the expiration of the Benefit Base Evaluation Period, you may contact us to extend the Benefit Base Evaluation Period. Please see "CAN I EXTEND THE BENEFIT BASE EVALUATION PERIOD BEYOND 10 YEARS?" below. However, you cannot extend the Bonus Period.

Third, we determine the ANNIVERSARY VALUE which equals your contract value on any contract anniversary during the Benefit Base Evaluation Period minus any Ineligible Purchase Payments.


Fourth, we determine the BENEFIT BASE which initially is equal to the first Eligible Purchase Payment. If the feature is elected after contract issue, the initial Benefit Base is the contract value on the Effective Date. Please see"WHAT ARE THE EFFECTS OF WITHDRAWALS ON MARKETLOCK FOR LIFE PLUS?" below. On each contract anniversary, we determine if the Benefit Base should be increased based on the maximum Anniversary Value or any available Bonus. The calculation and components of this determination are detailed below.



     CALCULATION OF THE BENEFIT BASE WHEN BONUS IS NOT AVAILABLE OR AFTER BONUS PERIOD ENDS:



     On each contract anniversary occurring during the Benefit Base Evaluation Period, the Benefit Base is automatically increased to the Anniversary Value when the Anniversary Value is greater than both (a) and (b), where:



          (a) is the current Benefit Base; and



          (b) is all previous maximum Anniversary Values during the Benefit Base Evaluation Period.



     CALCULATION OF THE BENEFIT BASE WHEN BONUS IS AVAILABLE:



     The Bonus Base is used to calculate the Bonus during the Bonus Period. The Bonus is calculated as a percentage of the Bonus Base. The Bonus Base is used solely to calculate the Bonus. The initial Bonus Base is equal to the initial Eligible Purchase Payment.



     On each contract anniversary during the Bonus Period, we determine the amount by which the Bonus Base and/or the Benefit Base could increase. The components used to determine this amount are:



          (a) the Benefit Base calculated based on the maximum Anniversary Value; and



          (b) the Bonus plus the current Benefit Base.



     If (a) is greater than or equal to (b), the Bonus Base and the Benefit Base are increased to the current Anniversary Value. If (b) is greater than (a), the Benefit Base is increased by the Bonus and the Bonus Base remains unchanged.



If Option 2 is elected and NO WITHDRAWALS HAVE BEEN TAKEN SINCE THE EFFECTIVE DATE, on the 10th contract anniversary, the Benefit Base is calculated as the greatest of (a), (b) or (c), where:



          (a) is the Benefit Base calculated based on the maximum Anniversary Value;



          (b) is the Bonus plus the current Benefit Base; and



          (c) is 200% of the Purchase Payments made in the first contract year.



The Bonus Base is increased each time subsequent Eligible Purchase Payments are made. The Bonus Base also increases when the Benefit Base is increased as a result of a maximum Anniversary Value being achieved that is greater than both the current Benefit Base and all previous maximum Anniversary Values. The Bonus Base is decreased each time an Excess Withdrawal is taken, in the same proportion by which the contract value is reduced by the Excess Withdrawal. The Bonus Base is not used in the calculation of the contract value or any other benefits under the contract.


The Benefit Base and Bonus Base are increased each time subsequent Eligible Purchase Payments are made, and adjusted each time any excess withdrawals, defined below, are taken. Other than adjustments made for excess withdrawals, the Benefit Base and Bonus Base can only be adjusted upwards, and subsequent lower Anniversary Values during the Benefit Base Evaluation Period will not result in a lower Benefit Base or lower Bonus Base.

Finally, we determine the MAXIMUM ANNUAL WITHDRAWAL AMOUNT, which represents the maximum amount that may be withdrawn each contract year. The Maximum Annual Withdrawal Amount is calculated by multiplying the current Benefit Base by the applicable Maximum Annual Withdrawal

Percentage shown in the tables above. If the Benefit Base is increased on a contract anniversary, the Maximum Annual Withdrawal Amount is recalculated on that contract anniversary by multiplying the increased Benefit Base by the applicable Maximum Annual Withdrawal Percentage. If the Benefit Base is increased for any Eligible Purchase Payments, the Maximum Annual Withdrawal Amount will be recalculated upon receipt of each Eligible Purchase Payments by multiplying the new Benefit Base by the applicable Maximum Annual Withdrawal Percentage. The Maximum Annual Withdrawal Amount may also be decreased due to Excess Withdrawals. Please see "What are the Effects of Withdrawals on MarketLock For Life Plus?" below.



What is the fee for MarketLock For Life Plus?



The fee for MarketLock For Life Plus depends on whether you elect Option 1 or Option 2 and whether you elect to cover one life or two lives.



-------------------------------------------------------------------------------
   MARKETLOCK FOR LIFE
       PLUS OPTION                                         ANNUALIZED FEE
-------------------------------------------------------------------------------
 Option 1                           For One                   0.65% of
                                Covered Person              Benefit Base
                           ------------------------------------------
                                    For Two                   0.90% of
                                Covered Persons             Benefit Base
-------------------------------------------------------------------------------
 Option 2                           For One                   0.70% of
                                Covered Person              Benefit Base
                           ------------------------------------------
                                    For Two                   0.95% of
                                Covered Persons             Benefit Base
-------------------------------------------------------------------------------



The fee will be calculated and deducted quarterly from the portion of your contract value allocated to the Variable Portfolios, starting on the first quarter following the Effective Date and ending upon termination of the Benefit.



An increase in the Benefit Base due to an adjustment to a higher Anniversary Value, addition of a Bonus, or subsequent Eligible Purchase Payments will result in an increase to the dollar amount of the fee.



If your contract value falls to zero before the feature has been terminated, the fee will no longer be deducted. We will not assess the quarterly fee if you annuitize your contract before the end of a contract quarter. If the feature is still in effect and you surrender your contract, we will assess a pro-rata charge for the fee if you surrender your contract before the end of a contract quarter. The pro-rata charge is calculated by multiplying the full quarterly fee by the number of days between the date the fee was last assessed and the date of surrender divided by the number of days in a contract quarter.



What are the effects of withdrawals on MarketLock For Life Plus?



The Maximum Annual Withdrawal Amount, the Benefit Base and Bonus Base may change over time as a result of the timing and amount of withdrawals. If you elect Option 2 and you take a withdrawal in the first 10 contract years following the Effective Date, your Benefit Base is not eligible to be increased to 200% of the Purchase Payments made in the first contract year.



Any withdrawals in a contract year that in total are less than or equal to the Maximum Annual Withdrawal Amount do not reduce the Benefit Base or Bonus Base. Withdrawals in excess of the Maximum Annual Withdrawal Amount are considered EXCESS WITHDRAWALS. We define Excess Withdrawals as any portion of a withdrawal that causes the total withdrawals in a benefit year to exceed the Maximum Annual Withdrawal Amount, including but not limited to any withdrawal in a contract year taken after the Maximum Annual Withdrawal Amount has been withdrawn.



You should not elect this feature if you plan to take Excess Withdrawals since those withdrawals may significantly reduce or eliminate the value of the feature. In addition, if you plan to take withdrawals in any year during the Bonus Period, a Bonus will not be added to your Benefit Base on that contract anniversary.



You may take withdrawals during a contract year up to or less than the Maximum Annual Withdrawal Amount. However, if you choose to take less than the Maximum Annual Withdrawal Amount in any contract year, you may not carry over the unused amount into subsequent years. Your Maximum Annual Withdrawal Amount will not be recalculated as a result of taking less than the entire Maximum Annual Withdrawal Amount in any given year.


The impact of withdrawals and the effect on each component of MarketLock For Life Plus are further explained below:

     BENEFIT BASE AND BONUS BASE: If the sum of withdrawals in any Benefit Year does not exceed the Maximum Annual Withdrawal Amount, the Benefit Base and Bonus Base are not reduced for those withdrawals. Excess Withdrawals as described above reduce the Benefit Base and Bonus Base as follows:

     For each Excess Withdrawal taken, the Benefit Base and Bonus Base are reduced in the same proportion by which the contract value is reduced by each Excess Withdrawal.

     Since Excess Withdrawals reduce the Bonus Base, it will result in the reduction of the amount of the Bonus.

     MAXIMUM ANNUAL WITHDRAWAL AMOUNT: The Maximum Annual Withdrawal Amount is recalculated each time there is a change in the Benefit Base. Accordingly, if the sum of withdrawals in any contract year does not exceed the Maximum Annual Withdrawal Amount for that year, the Maximum Annual Withdrawal Amount will not change for the next year unless your Benefit Base is increased (as described above under "How are the components for MarketLock For Life Plus calculated?" ). If you take an Excess Withdrawal, the Maximum Annual Withdrawal Amount will be recalculated by multiplying the reduced Benefit Base by the existing Maximum Annual Withdrawal Percentage. This recalculated Maximum Annual Withdrawal Amount will be available beginning on the next contract anniversary and may be lower than your previous Maximum Annual Withdrawal Amount.


THE MARKETLOCK EXAMPLES APPENDIX PROVIDES EXAMPLES OF THE EFFECTS OF
WITHDRAWALS.


What happens if the contract value is reduced to zero?

If the contract value is reduced to zero but the Benefit Base is greater than zero, guaranteed withdrawals will continue to be payable over the lifetime of the Covered Person(s). However, if at any time an Excess Withdrawal reduces your contract value to zero, no benefit remains, the Benefit Base Evaluation Period and the Bonus Period end and Bonus Base equals zero.

The contract's other benefits will be terminated once the contract value equals zero. You may not make subsequent Purchase Payments or transfers, and no death benefit or future annuity income payments are available. Therefore, particularly during times of unfavorable investment performance, withdrawals taken under the benefit may reduce the contract value to zero eliminating any other benefits of the contract.

When the contract value equals zero but a benefit remains payable, to receive any remaining benefit, you must select one of the following options for payment:

     1. The current Maximum Annual Withdrawal Amount, divided equally and paid on a quarterly, semi-annual or annual frequency as selected by you until the date of death of the Covered Person(s); or

     2. Any payment option mutually agreeable between you and us.

If you do not select a payment option above, the remaining benefit will be paid as the current Maximum Annual Withdrawal Amount divided equally and paid on a quarterly basis until the date of death of the Covered Person(s).

Can I extend the Benefit Base Evaluation Period beyond 10 years?


There is an option for extension of the Benefit Base Evaluation Period as long as the feature is still in effect and the age of the Covered Person or younger of two Covered Persons is 85 or younger at the time of extension. IN ORDER TO EXTEND THE BENEFIT BASE EVALUATION PERIOD, WE WILL NOTIFY YOU 60 DAYS PRIOR TO THE END OF THE BENEFIT BASE EVALUATION PERIOD AND YOU MUST RESPOND TO US IN WRITING NO LATER THAN THE END OF THE CURRENT BENEFIT BASE EVALUATION PERIOD. If you elect to extend the Benefit Base Evaluation Period, the Benefit Base can continue to be adjusted upward as described above on each anniversary during the new Benefit Base Evaluation Period which is a period of 5 years. Also, if you extend the Benefit Base Evaluation Period, you should note that the components of the feature will change to those in effect at the time you elect to extend, such as the fee, Maximum Annual Withdrawal Percentage, and investment requirements, which may be different from the components when you initially elected the feature. We will notify you in writing of the terms of the extension at least 30 days prior to the end of the Benefit Base Evaluation Period.


If you do not contact us at the end of each Benefit Base Evaluation Period to extend the Benefit Base Evaluation Period, an extension will no longer be available and the Benefit Base will not be adjusted for higher Anniversary Values on subsequent contract anniversaries. However, you can continue to take the Maximum Annual Withdrawal Amount in effect at the end of the last Benefit Base Evaluation Period, subject to adjustments for Excess Withdrawals. You will continue to pay the fee at the rate that was in effect during the last Benefit Base Evaluation Period and you will not be permitted to extend the Benefit Base Evaluation Period in the future.

Can I extend the Bonus Period beyond 10 years?

No. The Bonus Period may not be extended. However, the Benefit Base Evaluation Period as described above may be extended.

What happens to MarketLock For Life Plus upon a spousal continuation?

If there is one Covered Person and that person dies, the surviving spousal joint owner or spousal beneficiary may elect to:

     1. Make a death claim if the contract value is greater than zero which terminates MarketLock For Life Plus and the contract; or

     2. Continue the contract if the contract value is greater than zero, without MarketLock For Life Plus and its corresponding fee.

If there are two Covered Persons, upon the death of one Covered Person, the surviving Covered Person may elect to:

     1. Make a death claim if the contract value is greater than zero, which terminates MarketLock For Life Plus and the contract; or

     2. Continue the contract with MarketLock For Life Plus and its corresponding fee.


The components of the feature will not change as a result of a spousal continuation. The surviving Covered Person can elect to receive withdrawals in accordance with the provisions of the feature based on: (1) the age of the younger Covered Person when the first withdrawal was taken or the age of the surviving Covered Person; or (2) the Benefit Base at the time of spousal continuation if no withdrawals were taken prior to the continuation.


If spousal continuation occurs during the Benefit Base Evaluation Period and/or Bonus Period, if applicable, the Continuing Spouse will continue to receive any increases to the Benefit Base during the remaining Benefit Base Evaluation Period and/or Bonus Period. If Option 2 was elected, the Continuing Spouse is eligible to receive an additional guarantee if no withdrawals have been taken during the first 10 contract years following the Effective Date. In addition, the Continuing Spouse will be eligible to extend the Benefit Base Evaluation Period upon the expiration of the period. See "Can I extend the Benefit Base Evaluation Period beyond 10 years?" above.


Can a non-spousal Beneficiary elect to receive any remaining benefits under MarketLock For Life Plus upon the death of the second spouse?

No. Upon the death of the Covered Person(s), if the contract value is greater than zero, a non-spousal beneficiary must make an election under the death benefit provisions of the contract, which terminates MarketLock For Life Plus. SEE DEATH BENEFITS BELOW.

What happens to MarketLock For Life Plus upon the Latest Annuity Date?

If the contract value and the Benefit Base are greater than zero on the Latest Annuity Date, you must select one of the following options:

     1. Annuitize the contract value under the contract's annuity provisions; or

     2. Elect to receive the current Maximum Annual Withdrawal Amount on the Latest Annuity Date, divided equally and paid on a quarterly, semi-annual or annual frequency as selected by you until the date of death of the Covered Person(s); or

     3. Any payment option mutually agreeable between you and us.


If you do not elect an option listed above, on the Latest Annuity Date, we may annuitize the contract value in accordance with Annuity Income Option 3, as described in INCOME OPTIONS below. At that point, the Accumulation Phase of your contract ends and the Income Phase begins.


Can MarketLock For Life Plus be cancelled?

MarketLock For Life Plus may be cancelled on the 5th contract anniversary, the 10th contract anniversary, or any contract anniversary after the 10th contract anniversary. Once MarketLock For Life Plus is cancelled, you will no longer be charged a fee and the guarantees under the benefit are terminated. In addition, the investment requirements for MarketLock For Life Plus will no longer apply to your contract. You may not extend the Benefit Base Evaluation Period and you may not re-elect or reinstate MarketLock For Life Plus after cancellation.

Are there circumstances under which MarketLock For Life Plus will automatically terminate?

The feature automatically terminates upon the occurrence of one of the following:

     1. Annuitization of the contract; or

     2. Full surrender or termination of the contract; or

     3. A death benefit is paid and the contract is terminated; or

     4. Excess withdrawals reduce the contract value to zero; or

     5. Death of the Covered Person, if only one is elected; or, if two are elected, death of the surviving Covered Persons; or


     6. A change that removes all Covered Persons from the contract except as noted below and under "Are there circumstances under which guaranteed withdrawals for two Covered Persons, if elected, terminate for one of the Covered Persons?"


If a change of ownership occurs from a natural person to a non-natural entity, the original natural Owner(s) must also be the annuitant(s) after the ownership change to prevent termination of MarketLock For Life Plus. A change of ownership from a non-natural entity to a natural person can only occur if the new natural Owner(s) was the original natural annuitant(s) in order to prevent termination of MarketLock For Life Plus. Any ownership change is contingent upon prior review and approval by the Company.

Are there circumstances under which guaranteed withdrawals for two Covered Persons, if elected, terminate for one of the Covered Persons?

Under any of the following circumstances, MarketLock For Life Plus will provide a guarantee for one Covered Person and not the lifetime of the other Covered
Person:

     1. One of the two Covered Persons is removed from the contract, due to reasons other than death; or

     2. The original spousal joint Owners or spousal beneficiary, who are the Covered Persons, are no longer married at the time of death of the first spouse.

Under these circumstances, the fee for MarketLock For Life Plus based on two Covered Persons remains unchanged and the guaranteed withdrawals are payable for one Covered Person only. However, the remaining Covered Person may choose to terminate the feature as described under "Can MarketLock For Life Plus be cancelled?"

MARKETLOCK

What is MarketLock?

MarketLock is an optional guaranteed minimum withdrawal benefit designed to help you create a guaranteed income stream for a specified period of time that may last as long as you live even if the entire value of your contract has been reduced to zero (the "Benefit"). Thus, MarketLock may offer protection in the event your contract value declines due to unfavorable investment performance, certain withdrawal activity, a longer than expected life span, or any combination of these factors.

The feature does not guarantee a withdrawal of an income stream based on any Purchase Payments made after the second contract anniversary. The feature only guarantees lifetime withdrawals in the manner described below. You may never need to rely on MarketLock depending on your contract's market performance, your withdrawal activity, and your longevity.

The feature may not be appropriate if you plan to make ongoing Purchase Payments, such as with contributory IRA's or tax-qualified plans. The feature guarantees only Purchase Payments received in the contract's first two years.

WITHDRAWALS UNDER THE FEATURE ARE TREATED LIKE ANY OTHER WITHDRAWAL FOR THE PURPOSE OF CALCULATING TAXABLE INCOME, DEDUCTING APPLICABLE WITHDRAWAL CHARGES, AND REDUCING THE CONTRACT VALUE, FREE WITHDRAWAL AMOUNTS AND ALL OTHER BENEFITS, FEATURES AND CONDITIONS OF YOUR CONTRACT. PLEASE SEE ACCESS TO YOUR MONEY
SECTION IN THE PROSPECTUS.

Any withdrawals taken may be subject to a 10% IRS tax penalty if you are under age 59 1/2 at the time of the withdrawal. For information about how the feature is treated for income tax purposes, you should consult a qualified tax advisor concerning your particular circumstances. If you take required minimum distributions and have elected this feature, your distributions must be set up on the automated minimum distribution withdrawal program administered by our Annuity Service Center. In addition, if you have a Qualified contract, tax law and the terms of the plan may restrict withdrawal amounts.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE MARKETLOCK AT ANY TIME FOR PROSPECTIVELY ISSUED CONTRACTS.

How and when can I elect MarketLock?

You may only elect MarketLock at the time of contract issue and if you are age 75 or younger on the contract issue date. If the contract is jointly owned, the maximum issue age is based on the age of the older owner. MarketLock cannot be elected if you elect any other optional living benefit.

How does MarketLock work?

MarketLock automatically locks in the highest contract Anniversary Value during the first 10 years (or 20 years if you extend the Maximum Anniversary Value ("MAV") Evaluation Period, as discussed below) and guarantees annual withdrawals based on this amount over the period that the Benefit is in effect. Additionally, you may take withdrawals over the lifetime of the owner as more fully described below. For jointly owned contracts, the older owner is the life upon which the lifetime guarantee applies. Accordingly, if the older contract owner were to die first, the surviving younger spousal owner is not eligible for lifetime withdrawals, but may elect to continue the contract and receive any remaining withdrawals under the feature as described below. MarketLock is designed for individuals or spousal joint owners. Thus, if a contract is owned by non-spousal joint owners and either owner dies, the full contract value must be paid within 5 years of death, after which time the contract terminates; the surviving owner may not receive the benefit of MarketLock.

The Benefit's components and value may vary depending on when the first withdrawal is taken, the age of the older owner at the time of the first withdrawal and the amount that is withdrawn. Your withdrawal activity determines the time period over which you are eligible to receive withdrawals. You will automatically be eligible to receive lifetime withdrawals if you begin withdrawals on or after your 65th birthday and your withdrawals do not exceed the 5% Maximum Annual Withdrawal Percentage in any Benefit Year. However, you may begin taking withdrawals under the Benefit immediately following the contract issue date. See the MARKETLOCK SUMMARY TABLE below.

The table below is a summary of the MarketLock feature and applicable components of the Benefit. "Benefit Year Anniversary" refers to each one-year period beginning on the contract issue date and ending on the day before the contract anniversary date. The term "Extension" refers to your ability to extend the MAV Evaluation Period beyond the first 10 years of your contract. Please see "Can I extend the MAV Evaluation Period beyond 10 years?" below.

MARKETLOCK SUMMARY TABLE:

---------------------------------------------------------------------
                            MAXIMUM        INITIAL         MAXIMUM
                             ANNUAL        MINIMUM         ANNUAL
                           WITHDRAWAL     WITHDRAWAL     WITHDRAWAL
                          PERCENTAGE*    PERIOD PRIOR   PERCENTAGE IF
                          PRIOR TO ANY      TO ANY      EXTENSION IS
TIME OF FIRST WITHDRAWAL   EXTENSION      EXTENSION        ELECTED
---------------------------------------------------------------------
 Before 5(th) Benefit         5%           20 years          5%
    Year anniversary
---------------------------------------------------------------------
  On or after 5(th)           7%        14.28 years**        7%
      Benefit Year
      anniversary
---------------------------------------------------------------------
  On or after 10(th)          10%          10 years          7%
      Benefit Year
      anniversary
---------------------------------------------------------------------
  On or after 20(th)          10%          10 years         10%
      Benefit Year
      anniversary
---------------------------------------------------------------------
On or after the older         5%         Life of the         5%
    contract owner's                    older contract
   65(th) birthday***                       owner
---------------------------------------------------------------------

* For the purposes of complying with the Maximum Annual Withdrawal Percentage, the amount of the withdrawal would include any charges applicable to the withdrawal. If you are taking required minimum distributions ("RMD") from the contract, and the portion of the RMD amount based on this contract only, is greater than the Maximum Annual Withdrawal Amount, that portion of the withdrawal will not be treated as an excess withdrawal. Any portion of an RMD withdrawal that is based on amounts greater than this contract alone will be considered an excess withdrawal. This will result in cancellation of the lifetime withdrawals and may further reduce your Maximum Annual Withdrawal Amount, MAV Benefit Base, and remaining Minimum Withdrawal Period. See "How are the components for MarketLock Calculated?" below.

** The fractional year indicates that the final withdrawal of the remaining Benefit Base, which will be less than your Maximum Annual Withdrawal Amount, may be taken at any time during the final year of the Minimum Withdrawal Period.

*** Lifetime withdrawals are available so long as your first withdrawal is taken on or after age 65 and withdrawals do not exceed the 5% Maximum Annual Withdrawal Percentage indicated above. If withdrawals exceed the 5% Maximum Annual Withdrawal Percentage in any Benefit Year (other than for RMD amounts for this contract that are greater than the Maximum Annual Withdrawal Amount), lifetime withdrawals are no longer available. Instead, available withdrawals are automatically recalculated with respect to the Minimum Withdrawal Period and Maximum Annual Withdrawal Percentage listed in the table above, based on the time of first withdrawal and reduced for withdrawals already taken.

FOR DETAILS ON THE EFFECTS OF WITHDRAWALS, PLEASE SEE "WHAT ARE THE EFFECTS OF WITHDRAWALS ON MARKETLOCK?" In order to determine the Benefit's value, we calculate each of the components as described below.

How are the components for MarketLock calculated?


FIRST, we determine the ELIGIBLE PURCHASE PAYMENTS, which include the amount of Purchase Payments received during the first two years after your contract issue date, adjusted for any withdrawals during that period. Any Purchase Payments we receive more than two years after your contract issue date are considered INELIGIBLE PURCHASE PAYMENTS. The calculation of Eligible Purchase Payments does not include any Payment Enhancements and/or spousal continuation contributions; however, Payment Enhancements and/or spousal continuation contributions are included in the calculation of Anniversary Values, as defined below. SEE POLARIS REWARDS FEATURE ABOVE AND SPOUSAL CONTINUATION BELOW. Eligible Purchase Payments are limited to $1,500,000 without prior Company approval.


SECOND, we consider the MAV EVALUATION PERIOD, which begins on your contract issue date and ends on your 10th contract anniversary. On the expiration of the MAV Evaluation Period, you may contact us to extend the MAV Evaluation Period for an additional period as discussed further below.

THIRD, we determine the ANNIVERSARY VALUE which equals the value of your contract on any contract anniversary during the MAV Evaluation Period minus any Ineligible Purchase Payments.

FOURTH, we determine the MAV BENEFIT BASE. Initially, the MAV Benefit Base equals the first Eligible Purchase Payment. Thereafter, the MAV Benefit Base is increased each time subsequent Eligible Purchase Payments are made, and adjusted each time any withdrawals of contract value are taken. Please see "What are the effects of withdrawals on MarketLock?" below. On each contract anniversary throughout the MAV Evaluation Period, the MAV Benefit Base automatically adjusts upwards if the current Anniversary Value is greater than both the current MAV Benefit Base and any previous year's Anniversary Value. Other than adjustments made for withdrawals, the MAV Benefit Base will only be adjusted upwards, and subsequent lower Anniversary Values through the MAV Evaluation Period will not result in a lower MAV Benefit Base.

FIFTH, we determine the MAXIMUM ANNUAL WITHDRAWAL AMOUNT, which represents the maximum amount that may be withdrawn each Benefit Year and is an amount calculated as a percentage of the MAV Benefit Base. The applicable Maximum Annual Withdrawal Percentage is determined based on the Benefit Year when you take your first withdrawal or whether you are taking lifetime withdrawals. Applicable percentages are shown in the MarketLock Summary Table above. If the MAV Benefit Base is increased to the current Anniversary Value, the Maximum Annual Withdrawal Amount is recalculated on that contract anniversary using the applicable Maximum Annual Withdrawal Percentage multiplied by the new MAV Benefit Base. If the MAV Benefit Base is increased for Eligible Purchase Payments, the Maximum Annual Withdrawal Amount will be recalculated by multiplying the new MAV Benefit Base by the applicable Maximum Annual Withdrawal Percentage.

FINALLY, we determine the MINIMUM WITHDRAWAL PERIOD, which is the minimum period over which you may take withdrawals under the feature. The initial Minimum Withdrawal Period is calculated when withdrawals under the Benefit begin and is recalculated when the MAV Benefit Base is adjusted to a higher Anniversary Value by dividing the MAV Benefit Base by the Maximum Annual Withdrawal Amount. Please see the MarketLock Summary Table above for initial Minimum Withdrawal Periods. The Minimum Withdrawal Periods will be reduced due to Excess Withdrawals.

FOR DETAILS ON THE EFFECTS OF WITHDRAWALS, PLEASE SEE WHAT ARE THE EFFECTS OF WITHDRAWALS ON MARKETLOCK?

Can I extend the MAV Evaluation Period beyond 10 years?

Yes. As long as the Benefit is still in effect and the older owner is age 85 or younger at the time you elect the extension, you may elect to extend the MAV Evaluation Period. We guarantee that you will be given the opportunity to extend the MAV Evaluation Period under these conditions for at least one additional evaluation period of 10 years. IN ORDER TO EXTEND THE MAV EVALUATION PERIOD, YOU MUST CONTACT US NO LATER THAN THE END OF THE MAV EVALUATION PERIOD. If you elect to extend the MAV Evaluation Period, the MAV Benefit Base can continue to be adjusted upward as described above on each anniversary during the new MAV Evaluation Period. See "How are the Components of MarketLock calculated?" Also, if you extend the MAV Evaluation Period, you should note that the components of the feature, such as the fee and Maximum Annual Withdrawal Percentage, will change to those in effect at the time you elect to extend, which may be different from the components when you initially elected the feature. We will notify you in writing of the terms of the extension at least 30 days prior to the end of the MAV Evaluation Period. Additional MAV Evaluation Periods may be offered at our sole discretion.

If you do not contact us to extend the MAV Evaluation Period, the MAV Benefit Base will no longer be adjusted on subsequent contract anniversaries. However, you can continue to take the Maximum Annual Withdrawal Amount in effect at the end of the last MAV Evaluation Period, subject to adjustments for withdrawals. You will continue to pay the fee at the rate that was in effect during the last MAV Evaluation Period and you will not be permitted to extend the MAV Evaluation Period in the future.

What is the fee for MarketLock?

The annualized fee for MarketLock is calculated as 0.65% of the MAV Benefit Base for all years in which the feature is in effect. However, if you elect to extend the MAV Evaluation Period the fee may change at the time of the extension. The fee will be calculated and deducted quarterly from the portion of your contract value allocated to the Variable Portfolios, starting on the first quarter following your contract issue date and ending upon termination of the Benefit. We will not assess the quarterly fee if you surrender or annuitize your contract before the end of a contract quarter.

You should keep in mind that an increase in the MAV Benefit Base due to an adjustment to a higher Anniversary Value or due to subsequent Eligible Purchase Payments will result in an increase to the dollar amount of the fee. Alternatively, a decrease in MAV Benefit Base due to withdrawals will decrease the dollar amount of the fee.

If your contract value and/or MAV Benefit Base falls to zero before the feature has been terminated, the fee will no longer be deducted. However, if the MAV Benefit Base is adjusted upwards at a later date because the current anniversary value is greater than both the current and any previous anniversary values, the calculation and deduction of the fee will resume.

What are the effects of withdrawals on MarketLock?

The Maximum Annual Withdrawal Amount, MAV Benefit Base and Minimum Withdrawal Period may change over time as a result of the timing and amounts of withdrawals.

If you elect to begin withdrawals prior to your 65th birthday (if jointly owned, prior to the 65th birthday of the older owner), you will not be eligible to receive lifetime withdrawals. If you begin withdrawals on or after your 65th birthday (older owner's 65th birthday if jointly owned) and wish to receive lifetime withdrawals, you must withdraw no more than the Maximum Annual Withdrawal Amount which is calculated as 5% of the MAV Benefit Base. If the amount of withdrawals, at any time, exceeds 5% of the MAV Benefit Base in a Benefit Year, you will not receive lifetime withdrawals. However, you can continue to receive withdrawals over the Minimum Withdrawal Period in amounts up to the Maximum Annual Withdrawal Amount as described in the MarketLock Summary Table and under "How are the components for MarketLock calculated?" above, based on when you made your first withdrawal and adjusted for withdrawals already taken.

Total withdrawals in any Benefit Year equal to or less than the Maximum Annual Withdrawal Amount reduce the MAV Benefit Base by the amount of the withdrawal. Withdrawals in excess of the Maximum Annual Withdrawal Amount are considered Excess Withdrawals. We define Excess Withdrawals as either: 1) any portion of a withdrawal that causes the total withdrawals in a Benefit Year to exceed the Maximum Annual Withdrawal Amount; or 2) any withdrawal in a Benefit Year taken after the Maximum Annual Withdrawal Amount has been withdrawn. Excess Withdrawals will reduce the MAV Benefit Base by the greater of: (a) the amount of the Excess Withdrawal; or (b) the relative size of the Excess Withdrawal in relation to the contract value prior to the Excess Withdrawal. This means that if contract value is less than the MAV Benefit Base, withdrawals greater than the Maximum Annual Withdrawal Amount will result in a proportionately greater reduction of the MAV Benefit Base (as described below), which will be more than the amount of the withdrawal itself. This will also reduce your Maximum Annual Withdrawal Amount.

The impact of withdrawals and the effect on each component of MarketLock are further explained below:

     MAV BENEFIT BASE: Withdrawals reduce the MAV Benefit Base as follows:

     (1) If the withdrawal does not cause total withdrawals in the Benefit Year to exceed the Maximum Annual Withdrawal Amount, the MAV Benefit Base will be reduced by the amount of the withdrawal;

     (2) Excess Withdrawals as described above reduce the MAV Benefit Base as follows:

          If total withdrawals during the Benefit Year, including the current withdrawal, exceed the Maximum Annual Withdrawal Amount, the MAV Benefit Base is reduced to the lesser of (a) or (b), where:

          (a) is the MAV Benefit Base immediately prior to the withdrawal minus the amount of the Excess Withdrawal, or;

          (b) is the MAV Benefit Base immediately prior to the withdrawal reduced in the same proportion by which the contract value is reduced by the amount of the Excess Withdrawal.

MAXIMUM ANNUAL WITHDRAWAL AMOUNT: If the sum of withdrawals in a Benefit Year does not exceed the Maximum Annual Withdrawal Amount for that Benefit Year, the Maximum Annual Withdrawal Amount will not change for the next Benefit Year unless your MAV Benefit Base is adjusted upward (as described above under "How are the components for MarketLock calculated?"). If total withdrawals in a Benefit Year exceed the Maximum Annual Withdrawal Amount, the Maximum Annual Withdrawal Amount will be recalculated on the next contract anniversary. The new Maximum Annual Withdrawal Amount will equal the new MAV Benefit Base after any withdrawals on that contract anniversary, divided by the new Minimum Withdrawal Period on that contract anniversary. On that contract anniversary, the new Maximum Annual Withdrawal Amount may be lower than your previous Maximum Annual Withdrawal Amount.

MINIMUM WITHDRAWAL PERIOD: On each contract anniversary, a new Minimum Withdrawal Period is calculated as shown in the chart below.

----------------------------------------------------------
THE AMOUNT WITHDRAWN
  IN A BENEFIT YEAR    EFFECT ON MINIMUM WITHDRAWAL PERIOD
----------------------------------------------------------
  Amounts up to the    New Minimum Withdrawal Period = the
  Maximum Annual       MAV Benefit Base (which includes a
  Withdrawal Amount    deduction for any previous
                       withdrawal), divided by the current
                       Maximum Annual Withdrawal Amount
----------------------------------------------------------
  Amounts in excess    New Minimum Withdrawal Period = the
  of the Maximum       Minimum Withdrawal Period as of the
  Annual Withdrawal    prior contract anniversary minus
  Amount               one year
----------------------------------------------------------


THE MARKETLOCK EXAMPLES APPENDIX PROVIDES EXAMPLES OF THE EFFECTS OF
WITHDRAWALS.


What happens if my contract value is reduced to zero?

If the contract value is zero but the MAV Benefit Base is greater than zero, a Benefit remains payable under the feature until the MAV Benefit Base is zero. Further, if you are eligible to take lifetime withdrawals, a Benefit is still payable even if the contract value and MAV Benefit Base both equal zero. However, the contract's other benefits, will be terminated once the contract value equals zero. You may not make subsequent Purchase Payments or transfers and no death benefit or future annuitization payments are available. Therefore, during times of unfavorable investment performance, withdrawals taken under the Benefit may reduce the contract value to zero eliminating any other benefits of the contract.

When the contract value equals zero, to receive any remaining Benefit, you must select one of the following income options:

     1. The current Maximum Annual Withdrawal Amount, paid equally on a quarterly, semi-annual or annual frequency as selected by you until either: (a) the time at which the Minimum Withdrawal Period equals zero, or (b) if receiving lifetime withdrawals, the date of death of the older contract owner ; or

     2. Lump sum distribution of the discounted present value as determined by us, of the total remaining guaranteed withdrawals; or

     3. Any payment option mutually agreeable between you and us.

What happens to MarketLock upon a spousal continuation?

A Continuing Spouse may elect to continue or cancel the feature and its accompanying fee. The components of the feature will not change as a result of a spousal continuation. However, lifetime withdrawals or the option to receive lifetime withdrawals will cease upon death of the older owner. Excluding the lifetime option, a younger continuing spouse can elect to receive withdrawals in accordance with the provisions of the MarketLock Summary Table above based on when the first withdrawal was taken and adjusted for any withdrawals already taken. In the event of the death of the younger spouse, the older spousal beneficiary may continue to receive lifetime withdrawals because they are based on the older owner's life.

If the contract owner elected MarketLock and dies during the MAV Evaluation Period and the spousal beneficiary continues the Benefit, we will continue to re-evaluate the MAV Benefit Base on each contract anniversary during the MAV Evaluation Period, and any spousal continuation contribution is included in the calculation of the Anniversary Value. See SPOUSAL CONTINUATION below. Additionally, the Continuing Spouse may extend the MAV Evaluation Period an additional period of 10 years provided that (1) the original owner did not previously extend the MAV Evaluation Period and (2) the Continuing Spouse is age 85 or younger at the time they extend the MAV Evaluation Period. Spousal continuation contributions are not considered to be Eligible Purchase Payments. However, spousal continuation contributions are included for the purpose of determining the MAV Benefit Base during the MAV Evaluation Period.

Can my non-spousal Beneficiary elect to receive any remaining withdrawals under MarketLock upon my death?

Upon the death of the older contract owner, lifetime withdrawals will no longer be available. If the contract value is greater than zero when the owner dies, a non-spousal Beneficiary must make a death claim under the contract provisions, which terminates MarketLock. If the contract value is zero when the owner dies, meaning that no death benefit is payable, but the Minimum Withdrawal Period remaining is greater than zero, a non-spousal Beneficiary may elect to continue receiving any remaining withdrawals under the feature. The other components of the feature will not change. However, the contract and its other benefits will be terminated. SEE DEATH BENEFITS BELOW.

What happens to MarketLock upon the Latest Annuity Date?

If there is remaining contract value and the MAV Benefit Base is greater than zero on the Latest Annuity Date, you must select one of the following options:

     1. Annuitize the contract value under the contract's annuity provisions; or

     2. If eligible for lifetime withdrawals, even if the MAV Benefit Base equals zero, elect to receive the current Maximum Annual Withdrawal Amount on the Latest Annuity Date, paid equally on a quarterly, semi-annual or annual frequency as selected by you, until your death; or

     3. Elect to receive your remaining MAV Benefit Base on the Latest Annuity Date paid over the Minimum Withdrawal Period with payments equal to the current Maximum Annual Withdrawal Amount. If withdrawals have not started, your Maximum Annual Withdrawal Amount and Minimum Withdrawal Period will be calculated based on the applicable Maximum Annual Withdrawal Percentage; or

     4. Any payment option mutually agreeable between you and us.

Upon election of any of the above options, the Accumulation Phase of your contract ends and the Income Phase begins. Therefore, if electing Income Payments for the life of the Annuitant, upon death, no benefit remains and the contract and its features will terminate.

Can MarketLock be cancelled?

MarketLock may be cancelled on the 5th contract anniversary, the 10th contract anniversary, or any contract anniversary thereafter. Once MarketLock is cancelled, you will no longer be charged a fee and the guarantees under the Benefit are terminated. You may not re-elect MarketLock after cancellation.

Are there circumstances under which MarketLock will automatically terminate?

The feature automatically terminates upon the occurrence of one of the following:

     1. The Minimum Withdrawal Period has been reduced to zero unless conditions for lifetime withdrawals are met; or

     2. Annuitization of the contract; or

     3. Full surrender of the contract; or

     4. Death benefit is paid.

Lifetime withdrawals will not be available in the event of:

     1. An ownership change which results in a change of the older owner;* or

     2. Withdrawals prior to the 65th birthday of the older owner; or

     3. Death of the older owner; or

     4. A Spousal Continuation (upon the death of the older owner); or

     5. A withdrawal in excess of 5% of MAV Benefit Base.**

* If a change of ownership occurs from a natural person to a non-natural entity, the original natural older owner must also be the annuitant after the ownership change to prevent termination of lifetime withdrawals. A change of ownership from a non-natural entity to a natural person can only occur if the new natural owner was the original natural older annuitant in order to prevent termination of lifetime withdrawals. Any ownership change is contingent upon prior review and approval by the Company.

** If a required minimum distribution withdrawal for this contract exceeds the Maximum Annual Withdrawal Amount, the ability to receive lifetime withdrawals will not be terminated.

CAPITAL PROTECTOR

What is Capital Protector?

Capital Protector is an optional guaranteed minimum accumulation benefit. Capital Protector offers protection in the event that your contract value declines due to unfavorable investment performance. On your 10th contract anniversary ("Benefit Date"), the feature provides a one-time adjustment ("Benefit") so that your contract value will be worth at least the amount of your guaranteed Purchase Payment(s), adjusted for withdrawals as specified below, as of the Benefit Date.

How and when can I elect Capital Protector?

You may only elect this feature at the time your contract is issued. You cannot elect the feature if you are age 81 or older on the contract issue date. Capital Protector is not available if you elect any other optional living benefit.

Capital Protector may not be available through the broker-dealer with which your financial representative is affiliated. Please check with your financial representative for availability.

Can Capital Protector be cancelled?

Generally, this feature and its corresponding charge cannot be cancelled or terminated prior to the Benefit Date. The feature terminates automatically following the Benefit Date. In addition, the feature will no longer be available and no Benefit will be paid if a death benefit is paid or if the contract is fully surrendered or annuitized before the Benefit Date.

How is the Benefit calculated for Capital Protector?

The Benefit is a one-time adjustment to your contract in the event that your contract value on the Benefit Date is less than the Purchase Payments made in the contract's first 90 days. The Benefit is equal to your Benefit Base, as defined below, minus your contract value on the Benefit Date. If the resulting amount is positive, you will receive a Benefit under the feature. If the resulting amount is negative, you will not receive a Benefit.

Your Benefit Base is equal to (a) minus (b) where:

     (a) is the Purchase Payments received on or after the contract issue date in the contract's first 90 days, and;

     (b) is an adjustment for all withdrawals and applicable fees and charges made subsequent to the contract issue date, in an amount proportionate to the amount by which the withdrawal decreased the contract value at the time of the withdrawal.

Payment Enhancements under the Polaris Rewards program are not considered Purchase Payments and are not used in the calculation of the Benefit Base. SEE POLARIS REWARDS ABOVE.


What is the fee for Capital Protector?



The annualized fee is calculated as a percentage of contract value minus Purchase Payments received after the 90th day since the contract issue date. The fee will be deducted from the portion of your contract value allocated to the Variable Portfolios each quarter throughout the first 10 full contract years, beginning at the end of the first contract quarter following the contract issue date and up to and including on the Benefit Date. Once the feature is terminated, as discussed above, the charge will no longer be deducted. We will also not assess the quarterly fee if you surrender or annuitize before the end of the quarter.



----------------------------------------------------------------------------------
             CONTRACT YEAR                             ANNUALIZED FEE
----------------------------------------------------------------------------------
                  0-5                                      0.65%
----------------------------------------------------------------------------------
                  6-10                                     0.45%
----------------------------------------------------------------------------------
                  11+                                       none
----------------------------------------------------------------------------------


What happens to Capital Protector upon a spousal continuation?

If your spouse chooses to continue this contract upon your death, this feature cannot be terminated. The Benefit Date will not change as a result of a spousal continuation. SEE SPOUSAL CONTINUATION BELOW.

IMPORTANT INFORMATION ABOUT CAPITAL PROTECTOR

Capital Protector only guarantees Purchase Payments made in the first 90 days after issue. If you plan to add subsequent Purchase Payments after the first 90 days, you should know that Capital Protector would not protect those Purchase Payments.

Since Capital Protector may not guarantee a return of all Purchase Payments, it is important to realize that subsequent Purchase Payments made into the contract may decrease the value of the Benefit. For example, if near the end of the Benefit Date your Benefit Base is greater than your contract value, and you then make a subsequent Purchase Payment that causes your contract value to be larger than your Benefit Base on your Benefit Date, you will not receive any Benefit even though you have paid for Capital Protector throughout the first 10 full contract years. You should discuss making subsequent Purchase Payments with your financial representative as such activity may reduce or eliminate the value of the Benefit.

We will allocate the Benefit, if any, on the Benefit Date to the Cash Management Variable Portfolio. Any Benefit paid is not considered a Purchase Payment for purposes of calculating other benefits or features of your contract. Other contract benefits based on earnings, will continue to define earnings as the difference between contract value and Purchase Payments adjusted for withdrawals. For information about how the Benefit is treated for income tax purposes, you should consult a qualified tax advisor for information concerning your particular circumstances.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE CAPITAL PROTECTOR AT ANY TIME FOR PROSPECTIVELY ISSUED CONTRACTS.

        ----------------------------------------------------------------
        ----------------------------------------------------------------
                                 DEATH BENEFITS
        ----------------------------------------------------------------
        ----------------------------------------------------------------

If you die during the Accumulation Phase of your contract, we pay a death benefit to your Beneficiary. You must select a death benefit option at the time you purchase your contract. Once selected, you cannot change your death benefit option.

You should discuss the available options with your financial representative to determine which option is best for you.

We do not pay a death benefit if you die after you begin the Income Phase; your Beneficiary would receive any remaining guaranteed annuity income payments in accordance with the annuity income option you selected. SEE INCOME OPTIONS BELOW.


If your contract value is reduced to zero as a result of receiving guaranteed withdrawals under a living benefit feature, no death benefit will be paid. PLEASE SEE MARKETLOCK FOR LIFE PLUS AND MARKETLOCK ABOVE.


You designate your Beneficiary, who will receive any death benefit payments. You may change the Beneficiary at any time, unless you previously made an irrevocable Beneficiary designation. If your contract is jointly owned, the surviving joint owner is the sole beneficiary.


We calculate and pay the death benefit when we receive all required paperwork and satisfactory proof of death at the Annuity Service Center. All death benefit calculations discussed below are made as of the day a death benefit request is received by us in good order at the Annuity Service Center, (including satisfactory proof of death) if the request is received before Market Close. If the death benefit request is received after Market Close, the death benefit calculations will be as of the next business day. We consider the following satisfactory proof of death:


     1. a certified copy of the death certificate; or

     2. a certified copy of a decree of a court of competent jurisdiction as to the finding of death; or

     3. a written statement by a medical doctor who attended the deceased at the time of death; or

     4. any other proof satisfactory to us.

If a Beneficiary does not elect a settlement option, within 60 days of our receipt of all required paperwork and satisfactory proof of death, we pay a lump sum death benefit to the Beneficiary.

The death benefit must be paid within 5 years of the date of death unless the Beneficiary elects to have it payable in the form of an income option. If the Beneficiary elects an annuity income option, it must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. Payments must begin within one year of your death.

If the Beneficiary is the spouse of a deceased owner, he or she can elect to continue the Contract. SEE SPOUSAL CONTINUATION BELOW.

A Beneficiary may also elect to continue the contract and take the death benefit amount in a series of payments based upon the Beneficiary's life expectancy under the Extended Legacy program, if available, described below, subject to the applicable Internal Revenue Code distribution requirements. Payments must begin no later than the first anniversary of death for Non-qualified contracts or December 31st of the year following the year of death for IRAs. Your Beneficiary cannot participate in the Extended Legacy program if he/she has already elected another settlement option. Beneficiaries who do not begin taking payments within these specified time periods will not be eligible to elect an income option or participate in the Extended Legacy program.

EXTENDED LEGACY PROGRAM AND BENEFICIARY CONTINUATION OPTIONS

The Extended Legacy program, if available, can allow a Beneficiary to take the death benefit amount in the form of annuity income payments over a longer period of time with the flexibility to withdraw more than the IRS required minimum distribution. The contract continues in the original owner's name for the benefit of the Beneficiary. The Extended Legacy program allows the Beneficiary to take withdrawals in the form of a series of payments similar to the required minimum distributions under an IRA. Generally, IRS required minimum distributions must be made at least annually over a period not to exceed the Beneficiary's life expectancy as determined in the calendar year after the owner's death.

A Beneficiary may withdraw all or a portion of the contract value at any time, name their own beneficiary to receive any remaining unpaid amount in the contract in the event of their death and make transfers among investment options. Participation in the program may impact certain features of the contract that are detailed in the Death Claim Form. Please see your financial representative for additional information.

If the Beneficiary elects to participate in this program and the contract value is less than the death benefit amount as of the date we receive satisfactory proof of death and all required paperwork, we will increase the contract value by the amount which the death benefit exceeds contract value.

Other Beneficiary Continuation Options

Alternatively to the Extended Legacy program, the Beneficiary may also elect to receive the death benefit under a 5-year settlement option. The Beneficiary may take withdrawals as desired, but the entire contract value must be distributed by the fifth anniversary of death for Non-qualified contracts or by December 31st of the year containing the fifth anniversary of death for IRAs. For IRAs, the 5-year payout option is not available if the date of death is after the required beginning date for distributions (April 1 of the year following the year the original owner reaches the age of 70 1/2).

Please consult a qualified advisor regarding tax implications of these options and your particular circumstances.

DEATH BENEFIT DEFINED TERMS

The term "Net Purchase Payment" is used frequently in describing the death benefit payable. Net Purchase Payment is an on-going calculation. It does not represent a contract value.

We define Net Purchase Payments as Purchase Payments less an adjustment for each withdrawal, including fees and charges applicable to that withdrawal. If you have not taken any withdrawals from your contract, Net Purchase Payments equals total Purchase Payments into your contract. To calculate the adjustment amount for the first withdrawal made under the contract, we determine the percentage by which the withdrawal reduced the contract value. For example, a $10,000 withdrawal from a $100,000 contract is a 10% reduction in value. This percentage is calculated by dividing the amount of each withdrawal by the contract value immediately before taking the withdrawal. The resulting percentage is then multiplied by the amount of the total Purchase Payments and subtracted from the amount of the total Purchase Payments on deposit at the time of the withdrawal. The resulting amount is the initial Net Purchase Payment.

To arrive at the Net Purchase Payment calculation for subsequent withdrawals, we determine the percentage by which the contract value is reduced, by taking the amount of the withdrawal in relation to the contract value immediately before the withdrawal. We then multiply the Net Purchase Payment calculation as determined prior to the withdrawal, by this percentage. We subtract that result from the Net Purchase Payment calculation as determined prior to the withdrawal to arrive at all subsequent Net Purchase Payment calculations.

The term "withdrawals" as used in describing the death benefit options is defined as withdrawals and the fees and charges applicable to those withdrawals.

THE COMPANY DOES NOT ACCEPT PURCHASE PAYMENTS FROM ANYONE AGE 86 OR OLDER. THEREFORE, THE DEATH BENEFIT CALCULATIONS ASSUME THAT NO PURCHASE PAYMENTS ARE RECEIVED ON OR AFTER YOUR 86TH BIRTHDAY.

STANDARD DEATH BENEFIT

The standard death benefit on your contract is the greater of:

     1. Contract value; or

     2. Net Purchase Payments.

OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT


For an additional fee, you may elect the optional Maximum Anniversary Value death benefit described below which can provide greater protection for your beneficiaries. If you elect the optional Maximum Anniversary Value death benefit, you must choose it at the time you purchase your contract and you cannot change your election thereafter at any time. The fee for the optional Maximum Anniversary Value death benefit is 0.25% of the average daily net asset value allocated to the Variable Portfolios. You may pay for the optional death benefit and your Beneficiary may never receive the benefit once you begin the Income Phase on or before the Latest Annuity Date.


The death benefit is the greatest of:

     1. Contract value; or

     2. Net Purchase Payments; or

     3. Maximum anniversary value on any contract anniversary prior to your 83rd birthday. The anniversary values equal the contract value on a contract anniversary, reduced for withdrawals since that contract anniversary in the same proportion that the contract value was reduced on the date of such withdrawal, and adjusted for any Net Purchase Payments since that anniversary.

The Maximum Anniversary Value option can only be elected prior to your 83rd birthday.


For contracts in which the aggregate of all Purchase Payments in contracts issued by AIG SunAmerica Life and/or First SunAmerica to the same owner/annuitant are in excess of $1,500,000, we reserve the right to limit the death benefit amount that is in excess of contract value at the time we receive all paperwork and satisfactory proof of death. Any limit on the maximum death benefit payable would be mutually agreed upon in writing by you and the Company prior to purchasing the contract.


SPOUSAL CONTINUATION

The Continuing Spouse may elect to continue the contract after your death. Generally, the contract, its benefits and elected features, if any, remain the same. The Continuing Spouse is subject to the same fees, charges and expenses applicable to the original owner of the contract. A spousal continuation can only take place once, upon the death of the original owner of the contract. If the Continuing Spouse terminates any optional death benefit or dies after the Latest Annuity Date, no optional death benefit will be payable to the Continuing Spouse's Beneficiary.

To the extent that the Continuing Spouse invests in the Variable Portfolios, they will be subject to investment risk as was the original owner.

Upon a spousal continuation, we will contribute to the contract value an amount by which the death benefit that would have been paid to the Beneficiary upon the death of the original owner, exceeds the contract value ("Continuation Contribution"), if any. We calculate the Continuation Contribution as of the date of the original owner's death. We will add the Continuation Contribution as of the date we receive both the Continuing Spouse's written request to continue the contract and satisfactory proof of death of the original owner ("Continuation Date") at the Annuity Service Center. The Continuation Contribution is not considered a Purchase Payment for the purposes of any other calculations except the death benefit following the Continuing Spouse's death. Generally, the age of the Continuing Spouse on the Continuation Date and on the date of the Continuing Spouse's death will be used in determining any future death benefits under the contract. SEE THE SPOUSAL CONTINUATION APPENDIX FOR A DISCUSSION OF THE DEATH BENEFIT CALCULATIONS AFTER A SPOUSAL CONTINUATION.


WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE SPOUSAL CONTINUATION PROVISION (IN ITS ENTIRETY OR ANY COMPONENT) AT ANY TIME FOR PROSPECTIVELY ISSUED CONTRACTS.

PLEASE SEE OPTIONAL LIVING BENEFITS AND DEATH BENEFITS ABOVE FOR INFORMATION ON THE EFFECT OF SPOUSAL CONTINUATION ON THOSE BENEFITS.

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                                    EXPENSES
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There are fees and expenses associated with your contract which reduce your investment return. We will not increase the contract level fees, such as Separate Account or withdrawal charges for the life of your contract. Underlying Fund fees may increase or decrease.

We intend to profit from the sale of the contracts. Our profit may be derived as a result of a variety of pricing factors including but not limited to the fees and charges assessed under the contract and/or amounts we may receive from an Underlying Fund, its investment adviser and/or subadvisers (or affiliates thereof). PLEASE SEE PAYMENTS IN CONNECTION WITH THE DISTRIBUTION OF THE CONTRACT BELOW. The fees, charges, amounts received from the Underlying Funds (or affiliates thereof) and any resulting profit may be used for any corporate purpose including supporting marketing, distribution and/or administration of the contract and, in its role as an intermediary, the Underlying Funds.

SEPARATE ACCOUNT EXPENSES

The annualized Separate Account expenses is 1.15% of the average daily ending net asset value allocated to the Variable Portfolios. This charge compensates the Company for the mortality and expense risk and the costs of contract distribution assumed by the Company.

Generally, the mortality risks assumed by the Company arise from its contractual obligations to make annuity income payments after the Annuity Date and to provide a death benefit. The expense risk assumed by the Company is that the costs of administering the contracts and the Separate Account will exceed the amount received from the fees and charges assessed under the contract.

If these charges do not cover all of our expenses, we will pay the difference. Likewise, if these charges exceed our expenses, we will keep the difference. The mortality and expense risk charge is expected to result in a profit. Profit may be used for any cost or expense including supporting distribution. SEE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT BELOW.

WITHDRAWAL CHARGES

The contract provides a free withdrawal amount every contract year. SEE ACCESS TO YOUR MONEY ABOVE. You may incur a withdrawal charge if you take a withdrawal in excess of the free withdrawal amount and/or if you fully surrender your contract.

We apply a withdrawal charge schedule to each Purchase Payment you contribute to the contract. A withdrawal charge does not apply to each Purchase Payment after it has been in the contract for four complete years if Early Access is elected, for nine complete years if Polaris Rewards is elected, or seven complete years if neither of these features is elected. The withdrawal charge percentage declines over time for each Purchase Payment in the contract. The withdrawal charge schedules are as follows:

WITHDRAWAL CHARGE WITH ELECTION OF THE EARLY ACCESS FEATURE:

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       YEARS SINCE
    PURCHASE PAYMENT
         RECEIPT             1        2        3        4        5+
----------------------------------------------------------------------
 Withdrawal
 Charge                      7%       6%       6%       5%       0%
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WITHDRAWAL CHARGE WITH ELECTION OF THE POLARIS REWARDS FEATURE:

--------------------------------------------------------------------------------------------------------------
    YEARS SINCE
  PURCHASE PAYMENT
      RECEIPT           1        2        3        4        5        6        7        8        9       10+
--------------------------------------------------------------------------------------------------------------
 Withdrawal
 Charge                 9%       8%       8%       7%       6%       5%       4%       3%       2%       0%
--------------------------------------------------------------------------------------------------------------

WITHDRAWAL CHARGE WITHOUT ELECTION OF EITHER FEATURE:

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     YEARS SINCE
   PURCHASE PAYMENT
       RECEIPT            1        2        3        4        5        6        7        8+
----------------------------------------------------------------------------------------------
 Withdrawal
 Charge                   7%       6%       6%       5%       4%       3%       2%       0%
----------------------------------------------------------------------------------------------

The higher, longer withdrawal charge schedule and the additional fee for the Polaris Rewards feature may compensate us for the expenses associated with the feature.

The Polaris Rewards feature is designed for long term investing. We expect that if you remain committed to this investment over the long term, we may profit as a result of fees charged over the life of your contract.

When calculating the withdrawal charge, we treat withdrawals as coming first from the Purchase Payments that have been in your contract the longest. However, for tax purposes, your withdrawals are considered as coming from earnings first, then Purchase Payments. SEE ACCESS TO YOUR MONEY ABOVE.


Whenever possible, we deduct the withdrawal charge from the money remaining in your contract. If you fully surrender your contract value, we deduct any applicable withdrawal charges from the amount surrendered.

We will not assess a withdrawal charge when we pay a death benefit, assess contract fees and/or when you switch to the Income Phase.

Withdrawals made prior to age 59 1/2 may result in tax penalties. SEE TAXES
BELOW.

UNDERLYING FUND EXPENSES

INVESTMENT MANAGEMENT FEES

Each Variable Portfolio purchases shares of a corresponding Underlying Fund. The Accumulation Unit value for each Variable Portfolio reflects the investment management fees and other expenses of the corresponding Underlying Funds. The Accumulation Unit value for Variable Portfolios that invest in Feeder Funds also will reflect the investment management fee and other expenses of the corresponding Master Fund in which the Feeder Funds invest. These fees may vary. They are not fixed or specified in your annuity contract, rather the Underlying Funds are governed by their own boards of trustees.

12b-1 FEES

Certain Underlying Funds available in this product, including the Feeder Funds, assess a 12b-1 fee of 0.25% of average daily net assets allocated to those Underlying Funds. Over time these fees will increase the cost of your investment.

We receive the 12b-1 fees from the Underlying Funds, more specifically from the Class 3 shares of the Anchor Series Trust and the SunAmerica Series Trust (including the Feeder Funds), Class 2 shares of Franklin Templeton Variable Insurance Products Trust and Class II shares of the Van Kampen Life Investment Trust. The 12b-1 fees compensate us for costs associated with the servicing of these shares, including, but not limited to, reimbursing us for expenditures we make to registered representatives in selling firms for providing services to contract owners who are indirect beneficial owners of these shares and for maintaining contract owner accounts.

For more detailed information on these Underlying Fund fees, refer to the prospectuses for the Trusts.

CONTRACT MAINTENANCE FEE

During the Accumulation Phase, we deduct a contract maintenance fee of $35 from your contract once per year on your contract anniversary. This charge compensates us for the cost of administering your contract. The fee is deducted proportionately from your contract value on your contract anniversary by redeeming the number of Accumulation Units invested in the Variable Portfolios which equals the amount of the fee. If you withdraw your entire contract value, we will deduct the contract maintenance fee from that withdrawal.

If your contract value is $50,000 or more on your contract anniversary date, we currently waive this fee. This waiver is subject to change without notice.

TRANSFER FEE

Generally, we permit 15 free transfers between investment options each contract year. We charge you $25 for each additional transfer that contract year. SEE TRANSFERS DURING THE ACCUMULATION PHASE ABOVE.

OPTIONAL MARKETLOCK FOR LIFE PLUS FEE


The annualized MarketLock For Life Plus fee will be assessed as a percentage of the Benefit Base for all years in which the feature is in effect. The fee for MarketLock For Life Plus depends on whether you elect to cover one life or two lives and whether you elect Option 1 or Option 2. The fee will be calculated and deducted quarterly from your contract value, starting on the first quarter following the Effective Date and ending upon termination of the Benefit.



The fee is deducted proportionately from the portion of your contract value allocated to the Variable Portfolios starting on the first quarter following the contract issue date and ending upon the termination of the feature. The fee is deducted proportionately from your contract value by redeeming the number of Accumulation Units invested in the Variable Portfolios which equal the amount of the fee. If your contract value falls to zero before the feature has been terminated, the fee will no longer be assessed. We will not assess the quarterly fee if you annuitize your contract before the end of a contract quarter. If the feature is still in effect and you surrender your contract, we will assess a pro-rata fee if you surrender your contract before the end of a contract quarter. The pro-rata fee is calculated by multiplying the full quarterly fee by the number of days between the date the fee was last assessed and the date of surrender divided by the number of days in a contract quarter. The fee is as follows:



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                            ALL YEARS IN WHICH THE
                             FEATURE IS IN EFFECT          ANNUALIZED FEE
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 Option 1                           For One                   0.65% of
                                Covered Person              Benefit Base
                               -------------------------------------------
                                    For Two                   0.90% of
                                Covered Persons             Benefit Base
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 Option 2                           For One                   0.70% of
                                Covered Person              Benefit Base
                               -------------------------------------------
                                    For Two                   0.95% of
                                Covered Persons             Benefit Base
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OPTIONAL MARKETLOCK FEE

The annualized MarketLock fee will be assessed as a percentage of the MAV Benefit Base. The fee will be deducted quarterly from the portion of your contract value allocated to the Variable Portfolios starting on the first quarter following the contract issue date and ending upon the termination of the feature. If your contract value and/or MAV Benefit Base falls to zero before the feature has been terminated, the fee will no longer be assessed. However, if the MAV Benefit Base is adjusted upwards at a later date because the current anniversary value is greater than both the current and any previous anniversary values, the calculation and deduction of the fee will resume. We will not assess the quarterly fee if you surrender or annuitize before the end of a quarter. The fee is as follows:

----------------------------------------------------
                                ANNUALIZED FEE
----------------------------------------------------
 All years in which the              0.65%
   feature is in effect
----------------------------------------------------

OPTIONAL CAPITAL PROTECTOR FEE

The annualized Capital Protector fee is calculated as a percentage of the portion of your contract value allocated to the Variable Portfolios minus Purchase Payments received after the 90th day since contract issue date. If you elect the feature, the fee is deducted at the end of the first contract quarter and quarterly thereafter from your contract value. However, upon surrender or annuitization, we reserve the right to deduct the quarterly fee incurred. We will not assess the quarterly fee if you surrender or annuitize before the end of a quarter. The fee is as follows:

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             CONTRACT YEAR                             ANNUALIZED FEE
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                  0-5                                      0.65%
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                  6-10                                     0.45%
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                  11+                                       none
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OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT FEE

The fee for the optional death benefit is 0.25% of the average daily ending net asset value allocated to the Variable Portfolio(s).

OPTIONAL POLARIS REWARDS FEATURE FEE


The annualized fee for the optional Polaris Rewards feature is 0.40% of the average daily ending net asset value allocated to the Variable Portfolios. This fee is no longer assessed after nine contract years.


OPTIONAL EARLY ACCESS FEATURE FEE


The annualized fee for the optional Early Access feature is 0.40% of the average daily ending net asset value allocated to the Variable Portfolios. This fee is no longer assessed after four contract years.


INCOME TAXES

We do not currently deduct income taxes from your contract. We reserve the right to do so in the future.

REDUCTION OR ELIMINATION OF FEES, EXPENSES, AND ADDITIONAL AMOUNTS CREDITED

Sometimes sales of contracts to groups of similarly situated individuals may lower our fees and expenses. We reserve the right to reduce or waive certain fees and expenses when this type of sale occurs. In addition, we may also credit additional amounts to contracts sold to such groups. We determine which groups are eligible for this treatment. Some of the criteria we evaluate to make a determination are size of the group; amount of expected Purchase Payments; relationship existing between us and the prospective purchaser; length of time a group of contracts is expected to remain active; purpose of the purchase and whether that purpose increases the likelihood that our expenses will be reduced; and/or any other factors that we believe indicate that fees and expenses may be reduced.

The Company may make such a determination regarding sales to its employees, it affiliates' employees and employees of currently contracted broker-dealers; its registered representatives; and immediate family members of all of those described.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE ANY SUCH DETERMINATION OR THE TREATMENT APPLIED TO A PARTICULAR GROUP AT ANY TIME.

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                                 INCOME OPTIONS
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ANNUITY DATE


During the Income Phase, we use the money accumulated in your contract to make regular annuity income payments to you. You may begin the Income Phase any time after your second contract anniversary. You must provide us with a written request of the date you want annuity income payments to begin and send your request to the Annuity Service Center. Your annuity date is the first day of the month you select annuity income payments to begin

("Annuity Date"). You may change your Annuity Date by sending a written request to the Annuity Service Center, so long as you do so at least seven days before the annuity income payments are scheduled to begin. Except as indicated under Option 5 below, once you begin receiving annuity income payments, you cannot otherwise access your money through a withdrawal or surrender.


We do not pay a death benefit to your Beneficiary once you begin the Income Phase. SEE DEATH BENEFITS ABOVE.


If your contract value is reduced to zero as a result of receiving guaranteed withdrawals under a living benefit feature, no annuity income payments will be available. PLEASE SEE MARKETLOCK FOR LIFE PLUS AND MARKETLOCK ABOVE.



Annuity income payments must begin on or before your Latest Annuity Date. If you do not choose an Annuity Date, your annuity income payments will begin on the Latest Annuity Date.


If the Annuity Date is past your 85th birthday, your contract could lose its status as an annuity under Federal tax laws. This may cause you to incur adverse tax consequences. In addition, most Qualified contracts require you to take minimum distributions after you reach age 70 1/2. SEE TAXES BELOW.

ANNUITY INCOME OPTIONS


You must contact us to select an annuity income option by sending a written request to our Annuity Service Center. Once you begin receiving annuity income payments, you cannot change your income option before beginning the Income Phase. If you elect to receive annuity income payments but do not select an income option, your annuity income payments shall be in accordance with income Option 4 for a period of 10 years; for annuity income payments based on joint lives, the default is income Option 3 for a period of 10 years.


We base our calculation of annuity income payments on the life expectancy of the Annuitant and the annuity rates set forth in your contract. As the contract owner, you may change the Annuitant at any time prior to the Annuity Date. You must notify us if the Annuitant dies before the Annuity Date and designate a new Annuitant. If we do not receive a new annuitant election, you may not select an annuity income option based on the life of the Annuitant.

Income Option 1 - Life Income Annuity

This option provides annuity income payments for the life of the Annuitant. Annuity income payments end when the Annuitant dies.

Income Option 2 - Joint and Survivor Life Income Annuity

This option provides annuity income payments for the life of the Annuitant and for the life of another designated person. Upon the death of either person, we will continue to make annuity income payments during the lifetime of the survivor. Annuity income payments end when the survivor dies.

Income Option 3 - Joint and Survivor Life Income Annuity with 10 Years
Guaranteed

This option is similar to Option 2 above, with an additional guarantee of payments for at least 10. If the Annuitant and the survivor die before all of the guaranteed annuity income payments have been made, the remaining annuity income payments are made to the Beneficiary under your contract.

Income Option 4 - Life Income Annuity with 10 or 20 Years Guaranteed

This option is similar to income Option 1 above with an additional guarantee of payments for at least 10 or 20 years, depending on the period chosen. If the Annuitant dies before all guaranteed annuity income payments are made, the remaining annuity income payments are made to the Beneficiary under your contract.

Income Option 5 - Income for a Specified Period

This option provides annuity income payments for a guaranteed period ranging from 5 to 30 years, depending on the period chosen. If the Annuitant dies before all the guaranteed annuity income payments are made, the remaining annuity income payments are made to the Beneficiary under your contract. Additionally, if variable annuity income payments are elected under this option, you (or the Beneficiary under the contract if the Annuitant dies prior to all guaranteed annuity income payments being made) may redeem any remaining guaranteed variable annuity income payments after the Annuity Date. The amount available upon such redemption would be the discounted present value of any remaining guaranteed variable annuity income payments.

If provided for in your contract, any applicable withdrawal charge will be deducted from the discounted value as if you fully surrendered your contract.

The value of an Annuity Unit, regardless of the option chosen, takes into account the mortality and expense risk charge. Since income Option 5 does not contain an element of mortality risk, no benefit is derived from this charge.

Please read the Statement of Additional Information for a more detailed discussion of the annuity income options.

FIXED OR VARIABLE INCOME PAYMENTS

You can choose annuity income payments that are fixed, variable or both. Unless otherwise elected, if at the date when annuity income payments begin you are invested in the Variable Portfolios only, your annuity income payments will be variable and if your money is only in Fixed Accounts at that time, your annuity income payments will be fixed in amount. Further, if you are invested in both fixed and variable investment options when annuity income payments begin, your payments will be fixed and variable, unless otherwise elected. If annuity income payments are fixed, the Company guarantees the amount of each payment. If the annuity income payments are variable, the amount is not guaranteed.

ANNUITY INCOME PAYMENTS

We make annuity income payments on a monthly, quarterly, semi-annual or annual basis. You instruct us to send you a check or to have the payments directly deposited into your bank account. If state law allows, we distribute annuities with a contract value of $5,000 or less in a lump sum. Also, if state law allows and the selected annuity income option results in annuity income payments of less than $50 per payment, we may decrease the frequency of payments.

If you are invested in the Variable Portfolios after the Annuity Date, your annuity income payments vary depending on the following:

     - for life options, your age when annuity income payments begin; and

     - the contract value attributable to the Variable Portfolios on the Annuity Date; and

     - the 3.5% assumed investment rate used in the annuity table for the contract; and

     - the performance of the Variable Portfolios in which you are invested during the time you receive annuity income payments.

If you are invested in both the Fixed Accounts and the Variable Portfolios after the Annuity Date, the allocation of funds between the Fixed Accounts and Variable Portfolios also impacts the amount of your annuity income payments.

The value of variable annuity income payments, if elected, is based on an assumed interest rate ("AIR") of 3.5% compounded annually. Variable annuity income payments generally increase or decrease from one annuity income payment date to the next based upon the performance of the applicable Variable Portfolios. If the performance of the Variable Portfolios selected is equal to the AIR, the annuity income payments will remain constant. If performance of Variable Portfolios is greater than the AIR, the annuity income payments will increase and if it is less than the AIR, the annuity income payments will decline.

TRANSFERS DURING THE INCOME PHASE

During the Income Phase, only one transfer per month is permitted between the Variable Portfolios. No other transfers are allowed during the Income Phase. Transfers will be effected for the last NYSE business day of the month in which we receive your request for the transfer.

DEFERMENT OF PAYMENTS

We may defer making fixed payments for up to six months, or less if required by law. Interest is credited to you during the deferral period. SEE ALSO ACCESS TO YOUR MONEY ABOVE FOR A DISCUSSION OF WHEN PAYMENTS FROM A VARIABLE PORTFOLIO MAY BE SUSPENDED OR POSTPONED.

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                                     TAXES
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NOTE: THE BASIC SUMMARY BELOW ADDRESSES BROAD FEDERAL TAXATION MATTERS, AND GENERALLY DOES NOT ADDRESS STATE TAXATION ISSUES OR QUESTIONS. IT IS NOT TAX ADVICE. WE CAUTION YOU TO SEEK COMPETENT TAX ADVICE ABOUT YOUR OWN CIRCUMSTANCES. WE DO NOT GUARANTEE THE TAX STATUS OF YOUR ANNUITY. TAX LAWS CONSTANTLY CHANGE; THEREFORE, WE CANNOT GUARANTEE THAT THE INFORMATION CONTAINED HEREIN IS COMPLETE AND/OR ACCURATE. WE HAVE INCLUDED AN ADDITIONAL DISCUSSION REGARDING TAXES IN THE STATEMENT OF ADDITIONAL INFORMATION.

ANNUITY CONTRACTS IN GENERAL

The Internal Revenue Code ("IRC") provides for special rules regarding the tax treatment of annuity contracts. Generally, taxes on the earnings in your annuity contract are deferred until you take the money out. Qualified retirement investments that satisfy specific tax and ERISA requirements automatically provide tax deferral regardless of whether the underlying contract is an annuity, a trust, or a custodial account. Different rules apply depending on how you take the money out and whether your contract is Qualified or Non-Qualified.

If you do not purchase your contract under a pension plan, a specially sponsored employer program or an individual retirement account, your contract is referred to as a Non-Qualified contract. A Non-qualified contract receives different tax treatment than a Qualified contract. In general, your cost in a Non-qualified contract is equal to the Purchase Payments you put into the contract. You have already been taxed on the cost basis in your contract.

If you purchase your contract under a pension plan, a specially sponsored employer program, as an individual retirement annuity, or under an individual retirement account, your contract is referred to as a Qualified Contract. Examples of qualified plans or arrangements are: Individual Retirement Annuities and Individual Retirement Accounts (IRAs), Roth IRAs, Tax-Sheltered Annuities (also referred to as 403(b) annuities or 403(b) contracts), plans of self-employed individuals (often referred to as H.R. 10 Plans or Keogh Plans), pension and profit sharing plans including 401(k) plans, and governmental 457(b) plans. Typically, for employer plans and tax-deductible IRA contributions, you have not paid any tax on the Purchase Payments used to buy your contract and therefore, you have no cost basis in your contract. However, you normally will have a cost basis in a Roth IRA, a Roth 403(b) or a Roth 401(k) account, and you may have cost basis in a traditional IRA or in another Qualified Contract.

AGGREGATION OF CONTRACTS

All Non-Qualified Contracts that are issued by us (or our affiliates) to you during any calendar year will be treated as one annuity contract for purposes of determining the taxable amount of any distribution.

TAX TREATMENT OF DISTRIBUTIONS - NON-QUALIFIED CONTRACTS

If you make partial or total withdrawals from a Non-qualified contract, the IRC generally treats such withdrawals as coming first from taxable earnings and then coming from your Purchase Payments. Purchase payments made prior to August 14, 1982, however, are an important exception to this general rule, and for tax purposes generally are treated as being distributed first, before either the earnings on those contributions, or other purchase payments and earnings in the contract. If you annuitize your contract, a portion of each income payment will be considered, for tax purposes, to be a return of a portion of your Purchase Payment, generally until you have received all of your Purchase Payment. Any portion of each income payment that is considered a return of your Purchase Payment will not be taxed. Additionally, the taxable portion of any withdrawals, whether annuitized or other withdrawals, generally is subject to applicable state and/or local income taxes, and may be subject to an additional 10% penalty tax unless withdrawn in conjunction with the following circumstances:

     - after attaining age 59 1/2;

     - when paid to your beneficiary after you die;

     - after you become disabled (as defined in the IRC);

     - when paid as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint expectancies) of you and your designated beneficiary for a period of 5 years or attainment of age
       59 1/2, whichever is later;

     - under an immediate annuity contract;

     - which are attributable to Purchase Payments made prior to August 14, 1982.

TAX TREATMENT OF DISTRIBUTIONS - QUALIFIED CONTRACTS (INCLUDING GOVERNMENTAL 457(b) ELIGIBLE DEFERRED COMPENSATION PLANS)

Generally, you have not paid any taxes on the Purchase Payments used to buy a Qualified contract. As a result, most amounts withdrawn from the contract or received as income payments will be taxable income. Exceptions to this general rule include withdrawals attributable to after-tax Roth IRA, Roth 403(b), and Roth 401(k) contributions. Withdrawals from Roth IRAs are generally treated for federal tax purposes as coming first from the Roth contributions that have already been taxed, and as entirely tax free. Withdrawals from Roth 403(b) and Roth 401(k) accounts, and withdrawals generally from Qualified Contracts, are treated generally as coming pro-rata from amounts that already have been taxed and amounts that are taxed upon withdrawal. Withdrawals from Roth IRA, Roth 403(b) and Roth 401(k) accounts which satisfy certain qualification requirements, including at least five years in a Roth account under the plan or IRA and either attainment of age 59 1/2, death or disability (or, if an IRA for the purchase of a first home), will not be subject to federal income taxation.

The taxable portion of any withdrawal or income payment from a Qualified Contract will be subject to an additional 10% penalty tax, under the IRC, except in the following circumstances:

     - after attainment of age 59 1/2;

     - when paid to your beneficiary after you die;

     - after you become disabled (as defined in the IRC);

     - as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint expectancies) of you and your designated beneficiary for a period of 5 years or attainment of age 59 1/2, whichever is later;

     - payments to employees after separation from service after attainment of age 55 (does not apply to IRAs);

     - dividends paid with respect to stock of a corporation described in IRC
       Section 404(k);

     - for payment of medical expenses to the extent such withdrawals do not exceed limitations set by the IRC for deductible amounts paid during the taxable year for medical care;

     - payments to alternate payees pursuant to a qualified domestic relations order (does not apply to IRAs);

     - for payment of health insurance if you are unemployed and meet certain requirements;

     - distributions from IRAs for higher education expenses;

     - distributions from IRAs for first home purchases;

     - amounts distributed from a Code Section 457(b) plan other than to the extent such amounts in a governmental Code Section 457(b) plan represent rollovers from an IRA or employer-sponsored plan to which the 10% penalty would otherwise apply and which are treated as distributed from a Qualified plan for purposes of the premature distribution penalty.

The IRC limits the withdrawal of an employee's voluntary Purchase Payments from a Tax-Sheltered Annuity (TSA). Withdrawals can only be made when an owner: (1) reaches age 59 1/2; (2) severs employment with the employer; (3) dies; (4) becomes disabled (as defined in the IRC); or (5) experiences a financial hardship (as defined in the IRC). In the case of hardship, the owner can only withdraw Purchase Payments. Additional plan limitations may also apply. Amounts held in a TSA annuity contract as of December 31, 1988 are not subject to these restrictions. Qualifying transfers of amounts from one TSA contract to another TSA contract under section 403(b) or to a custodial account under section 403(b)(7), and qualifying transfers to a state defined benefit plan to purchase service credits, are not considered distributions, and thus are not subject to these withdrawal limitations. Transfers among 403(b) annuities and/or 403(b)(7) custodial accounts generally are subject to rules set out in the Code, regulations, IRS pronouncements, and other applicable legal authorities. The Department of the Treasury published proposed 403(b) regulations on November 16, 2004. These Treasury regulations, when issued in final form, could affect or limit contractual rights, including but not limited to the right to transfer amounts to another provider. If amounts are transferred from a custodial account described in Code section 403(b)(7) to this contract the transferred amount will retain the custodial account withdrawal restrictions.

Withdrawals from other Qualified Contracts are often limited by the IRC and by the employer's plan.

If you are purchasing the Contract as an investment vehicle for a trust under a Qualified Plan, you should consider that the Contract does not provide any additional tax-deferral benefits beyond the treatment provided by the trust itself. In addition, if the Contract itself is a qualifying arrangement (as with a 403(b) annuity or Individual Retirement Annuity), the Contract generally does not provide tax deferral benefits beyond the treatment provided to alternative qualifying arrangements such as trusts or custodial accounts. However, in both cases the Contract offers features and benefits that other investments may not offer. You and your financial representative should carefully consider whether the features and benefits, including the investment options, lifetime annuity income options, and protection through living benefits, death benefits and other benefits provided under an annuity contract issued in connection with a Qualified contract are suitable for your needs and objectives and are appropriate in light of the expense.

MINIMUM DISTRIBUTIONS

Generally, the IRC requires that you begin taking annual distributions from Qualified annuity contracts by April 1 of the calendar year following the later of (1) the calendar year in which you attain age 70 1/2 or (2) the calendar year in which you separate from service from the employer sponsoring the plan. If you own an IRA, you must begin taking distributions when you attain age 70 1/2. If you own more than one TSA, you may be permitted to take your annual distributions in any combination from your TSAs. A similar rule applies if you own more than one IRA. However, you cannot satisfy this distribution requirement for your TSA contract by taking a distribution from an IRA, and you cannot satisfy the requirement for your IRA by taking a distribution from a TSA.

You may be subject to a surrender charge on withdrawals taken to meet minimum distribution requirements, if the withdrawals exceed the contract's maximum penalty free amount.

Failure to satisfy the minimum distribution requirements may result in a tax penalty. You should consult your tax advisor for more information.

You may elect to have the required minimum distribution amount on your contract calculated and withdrawn each year under the automatic withdrawal option. You may select monthly, quarterly, semiannual, or annual withdrawals for this purpose. This service is provided as a courtesy and we do not guarantee the accuracy of our calculations. Accordingly, we recommend you consult your tax advisor concerning your required minimum distribution. You may terminate your election for automated minimum distribution at any time by sending a written request to our Annuity Service Center. We reserve the right to change or discontinue this service at any time.

The IRS issued regulations, effective January 1, 2003, regarding required minimum distributions from Qualified annuity contracts. One of the regulations effective January 1, 2006 requires that the annuity contract value used to determine required minimum distributions include the actuarial value of other benefits under the contract, such as optional death benefits and living benefits. This regulation does not apply to required minimum distributions made under an irrevocable annuity income option. You should discuss the effect of these new regulations with your tax advisor.

TAX TREATMENT OF DEATH BENEFITS

Any death benefits paid under the contract are taxable to the Beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply whether the death benefits are paid as lump sum or annuity payments. Estate taxes may also apply.

Certain enhanced death benefits may be purchased under your contract. Although these types of benefits are used as investment protection and should not give rise to any adverse tax effects, the IRS could take the position that some or all of the charges for these death benefits should be treated as a partial withdrawal from the contract. In that case, the amount of the partial withdrawal may be includible in taxable income and subject to the 10% penalty if the owner is under 59 1/2.

If you own a Qualified contract and purchase these enhanced death benefits the IRS may consider these benefits "incidental death benefits" or "life insurance." The IRC imposes limits on the amount of the incidental benefits and/or life insurance allowable for Qualified contracts and the employer-sponsored plans under which they are purchased. If the death benefit(s) selected by you are considered to exceed these limits, the benefit(s) could result in taxable income to the owner of the Qualified contract, and in some cases could adversely impact the qualified status of the Qualified contract or the plan. You should consult your tax advisor regarding these features and benefits prior to purchasing a contract.

TAX TREATMENT OF OPTIONAL LIVING BENEFITS

Generally, we will treat amounts credited to the contract value under the optional living benefit guarantees, for income tax purposes, as earnings in the contract. Payments in accordance with such guarantees after the contract value has been reduced to zero may be treated for tax purposes as amounts received as an annuity, if the other requirements for such treatment are satisfied. All payments or withdrawals after cost basis has been reduced to zero, whether or not under such a guarantee, will be treated as taxable amounts.

If available and you elect an optional living benefit, the application of certain tax rules, including those rules relating to distributions from your contract, are not entirely clear. Such benefits are not intended to adversely affect the tax treatment of distributions or of the contract. However, you should be aware that little such guidance is available. In view of this uncertainty, you should consult a tax advisor before purchasing a guaranteed minimum withdrawal benefit rider and/or other optional living benefit.

CONTRACTS OWNED BY A TRUST OR CORPORATION

A Trust or Corporation ("Non-Natural Owner") that is considering purchasing this contract should consult a tax advisor. Generally, the IRC does not treat a Non-qualified contract owned by a non-natural owner as an annuity contract for Federal income tax purposes. The non-natural owner pays tax currently on the contract's value in excess of the owner's cost basis. However, this treatment is not applied to a contract held by a trust or other entity as an agent for a natural person nor to contracts held by Qualified Plans. See the SAI for a more detailed discussion of the potential adverse tax consequences associated with non-natural ownership of a Non-qualified annuity contract.

GIFTS, PLEDGES AND/OR ASSIGNMENTS OF A CONTRACT

If you transfer ownership of your Non-qualified contract to a person other than your spouse (or former spouse incident to divorce) as a gift you will pay federal income tax on the contract's cash value to the extent it exceeds your cost basis. The recipient's cost basis will be increased by the amount on which you will pay federal taxes. In addition, the IRC treats any assignment or pledge (or agreement to assign or pledge) of any portion of a Non-qualified contract as a withdrawal. See the SAI for a more detailed discussion regarding potential tax consequences of gifting, assigning, or pledging a Non-qualified contract.

The IRC prohibits Qualified annuity contracts including IRAs from being transferred, assigned or pledged as security for a loan. This prohibition, however, generally does not apply to loans under an employer-sponsored plan (including loans from the annuity contract) that satisfy certain requirements, provided that: (a) the plan is not an unfunded deferred compensation plan; and
(b) the plan funding vehicle is not an IRA.

DIVERSIFICATION AND INVESTOR CONTROL

The IRC imposes certain diversification requirements on the underlying investments for a variable annuity. We believe that the manager of the Underlying Funds monitors the Funds so as to comply with these requirements. To be treated as a variable annuity for tax purposes, the underlying investments must meet these requirements.

The diversification regulations do not provide guidance as to the circumstances under which you, and not the Company, would be considered the owner of the shares of the Variable Portfolios under your Non-qualified contract, because of the degree of control you exercise over the underlying investments. This diversification requirement is sometimes referred to as "investor control." The determination of whether you possess sufficient incidents of ownership over Variable Portfolio assets to be deemed the owner of the Underlying Funds depends on all of the relevant facts and circumstances. However, IRS Revenue Ruling 2003-91 provides that an annuity owner's ability to choose among general investment strategies either at the time of the initial purchase or thereafter, does not constitute control sufficient to cause the contract holder to be treated as the owner of the Variable Portfolios. The Revenue Ruling provides that if, based on all the facts and circumstances, you do not have direct or indirect control over the Separate Account or any Variable Portfolio asset, then you do not possess sufficient incidents of ownership over the assets supporting the annuity to be deemed the owner of the assets for federal income tax purposes. If any guidance is provided which is considered a new position, then the guidance should generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the Non-qualified Contract, could be treated as the owner of the Underlying Fund. Due to the uncertainty in this area, we reserve the right to modify the contract in an attempt to maintain favorable tax treatment.

These investor control limitations generally do not apply to Qualified contracts, which are referred to as "Pension Plan Contracts" for purposes of this rule, although the limitations could be applied to Qualified contracts in the future.

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                               OTHER INFORMATION
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FIRST SUNAMERICA LIFE

The Company is a stock life insurance company originally organized under the laws of the state of New York on December 5, 1978. Its principal place of business is 70 Pine Street, New York, New York 10270. The Company conducts life insurance and annuity business in the state of New York. The Company is an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG"), a Delaware corporation.

Circumstances affecting AIG can have an impact on the Company. For example, downgrades or other ratings actions taken by the major rating agencies with respect to AIG can result in corresponding downgrades and ratings actions being taken with respect to the Company's ratings.


THE DISTRIBUTOR



AIG SunAmerica Capital Services, Inc., ("AIG SACS") Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311-4992, distributes the contracts. AIG SACS, an affiliate of the Company, is a registered broker-dealer under the Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") formerly known as the National Association of Securities Dealers, Inc. No underwriting fees are retained by AIG SACS in connection with the distribution of the contracts.


THE SEPARATE ACCOUNT

The Company originally established the Separate Account, FS Variable Separate Account, under New York law on September 9, 1994. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act, as amended.

The Company owns the assets in the Separate Account. However, the assets in the Separate Account are not chargeable with liabilities arising out of any other business conducted by the Company. Income gains and losses (realized and unrealized) resulting from assets in the Separate Account are credited to or charged against the Separate Account without regard to other income gains or losses of the Company.

You benefit from dividends received by the Separate Account through an increase in your unit value. The Company expects to benefit from these benefits through tax credits and corporate dividends received deductions; however, these corporate deductions are not passed back to the Separate Account or to contract owners.

THE GENERAL ACCOUNT

Money allocated to any Fixed Accounts goes into the Company's general account. The general account consists of all of the company's assets other than assets attributable to a Separate Account. All of the assets in the general account are chargeable with the claims of any of the Company's contract holders as well as all of its creditors. The general account funds are invested as permitted under state insurance laws.

The Company has a support agreement in effect between the Company and its ultimate parent company, AIG. See the Statement of Additional Information for more information regarding this arrangement.

PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT

PAYMENTS WE MAKE

We make payments in connection with the distribution of the contracts that generally fall into the three categories below.


COMMISSIONS. Registered representatives of broker-dealers ("selling firms") licensed under federal securities laws and state insurance laws sell the contract to the public. The selling firms have entered into written selling agreements with the Company and AIG SACS. We pay commissions to the selling firms for the sale of your contract. The selling firms are paid commissions for the promotion and sale of the contracts according to one or more schedules. The amount and timing of commissions will vary depending on the selling firm and its selling agreement with us. For example, as one option, we may pay upfront commission only, up to a maximum 7.00% of each Purchase Payment you invest (which may include promotional amounts we may pay periodically as commission specials). Another option may be a lower upfront commission on each Purchase Payment, with a trail commission of up to a maximum 1.00% of contract value annually. The registered representative who sells you the contract typically receives a portion of the compensation we pay to his/her selling firm, depending on the agreement between the selling firms and its registered representative and their internal compensation program.


ADDITIONAL CASH COMPENSATION. We may pay selling firms support fees in the form of additional cash compensation. These payments may be intended to reimburse the selling firms for specific expenses incurred or may be based on sales, certain assets under management, longevity of assets invested with us or a flat fee. These payments may be consideration for, among other things, product placement/preference, greater access to train and educate the selling firm's registered representatives about our products, our participation in sales conferences and educational seminars and for selling firms to perform due diligence on our products. The amount of these fees may be tied to the anticipated level of our access in that selling firm. We enter into such arrangements in our discretion and we may negotiate customized arrangements with selling firms, including affiliated and non-affiliated selling firms based on various factors. These special compensation arrangements are not offered to all selling firms and the terms of such arrangements may differ between selling firms. We do not assess a specific charge directly to you or your separate account assets in order to cover commissions and other sales expenses and incentives we pay. However, we anticipate recovering these amounts from the fees and charges collected under the contract.


NON-CASH COMPENSATION. Some registered representatives may receive various types of non-cash compensation such as gifts and entertainment in connection with our marketing efforts. We may also pay for registered representatives to attend educational and/or business seminars. Any such compensation is paid in accordance with SEC and FINRA rules.


Commissions and other support fees may influence the way that a selling firm and its registered representatives market the contract and service customers who purchase the contract, and may influence the selling firm and its registered representatives to present this contract over others available in the market place. YOU SHOULD DISCUSS WITH YOUR SELLING FIRM AND/OR REGISTERED REPRESENTATIVE HOW THEY ARE COMPENSATED FOR SALES OF A CONTRACT AND/OR ANY RESULTING REAL OR PERCEIVED CONFLICTS OF INTEREST.

PAYMENTS WE RECEIVE

We may directly or indirectly receive payments from the Trusts, their investment advisers, sub-advisers and/or distributors (or affiliates thereof), in connection with certain administrative, marketing and other services we provide and related expenses we incur. We generally receive three kinds of payments.

RULE 12b-1 OR SERVICE FEES. We receive 12b-1 fees of up to 0.25% or service fees of up to 0.50% of the average daily net assets in certain Underlying Funds, including the Feeder Funds. These fees are deducted directly from the assets of the Underlying Funds. Please see EXPENSES above.

ADMINISTRATIVE, MARKETING AND SUPPORT SERVICE FEES. We receive compensation of up to 0.50% annually based on assets under management from certain Trusts' investment advisers, subadvisers and/or distributors (or affiliates thereof). These payments may be derived, in whole or in part, from the investment management fees deducted from assets of the Underlying Funds. Contract owners, through their indirect investment in the Trusts, bear the costs of these investment management fees. These amounts are generally based on assets under management from certain Trusts' investment advisers or their affiliates and vary by Trust. Some investment advisers, subadvisers and/or distributors (or affiliates thereof) pay us more than others. Such amounts received from our affiliate, AIG SAAMCo, are paid pursuant to an administrative services agreement and are not expected to exceed 0.50% annually based on assets under management.

OTHER PAYMENTS. Certain investment advisers, subadvisers and/or distributors (or affiliates thereof) may help offset the costs we incur for training to support sales of the Underlying Funds in the contract. These amounts may provide such advisers and/or subadvisers access to national and regional sales conferences attended by our employees and registered representatives. In addition, we (and our affiliates) may receive occasional gifts, entertainment or other compensation as an incentive to market the Underlying Funds and to cooperate with their marketing efforts. As a result of these payments, the investment advisers, subadvisers and/or distributors (or affiliates thereof) may benefit from increased access to our wholesalers and to our affiliates involved in the distribution of the contract.

ADMINISTRATION

We are responsible for the administrative servicing of your contract. Please contact our Annuity Service Center at (800) 99NY-SUN, if you have any comment, question or service request.

We send out transaction confirmations and quarterly statements. During the Accumulation Phase, you will receive confirmation of transactions within your contract. Transactions made pursuant to contractual or systematic agreements, such as dollar cost averaging, may be confirmed quarterly. Purchase Payments received through the automatic payment plan or a salary reduction arrangement, may also be confirmed quarterly. For all other transactions, we send confirmations immediately. It is your responsibility to review these documents carefully and notify us of any inaccuracies immediately. We investigate all inquiries. To the extent that we believe we made an error, we retroactively adjust your contract, provided you notify us within 30 days of receiving the transaction confirmation or quarterly statement. Any other adjustments we deem warranted are made as of the time we receive notice of the error.

LEGAL PROCEEDINGS


There are no pending legal proceedings affecting the Separate Account. Various lawsuits against the Company have arisen in the ordinary course of business. In addition, various federal, state and other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company, such as through financial examinations, market conduct exams or regulatory inquiries. In management's opinion, except as noted above, these matters are not material in relation to the financial position of the Company.


FINANCIAL STATEMENTS

AIG SUPPORT AGREEMENT

AIG has entered into a support agreement with the Company under which AIG has agreed to cause the Company to maintain a minimum net worth and liquidity to meet its policy obligations. The support agreement requires AIG to make payments solely to the Company and not to the policyholders.

Under no circumstance can a policyholder proceed directly against AIG for payment on its own behalf; all actions under the support agreements must be brought by the Company, or if the Company fails to enforce its rights, by a policyholder on behalf of the Company.

WHERE YOU CAN FIND MORE INFORMATION

The SEC allows us to "incorporate by reference" some of the information the Company and AIG files with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus.

[FINANCIAL STATEMENT INFORMATION TO BE UPDATED BY AMENDMENT]

AIG is subject to the informational requirements of the Exchange Act. AIG files reports and other information with the SEC to meet those requirements. AIG files this information electronically pursuant to EDGAR, and it is available to the public through the SEC's website at http://www.sec.gov. You can also inspect and copy this information at SEC public facilities at the following locations:

WASHINGTON, DISTRICT OF COLUMBIA
100 F. Street, N.E., Room 1580
Washington, DC 20549

CHICAGO, ILLINOIS
175 W. Jackson Boulevard
Chicago, IL 60604

NEW YORK, NEW YORK
3 World Financial, Room 4300
New York, NY 10281

To obtain copies by mail contact the Washington, D.C. location. After you pay the fees as prescribed by the rules and regulations of the SEC, the required documents are mailed. The Company will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of the above documents incorporated by reference. Requests for these documents should be directed to the Company's Annuity Service Center, as follows:

First SunAmerica Life Insurance Company
Annuity Service Center
P.O. Box 54299
Los Angeles, California 90054-0299
Telephone Number: (800) 99NY-SUN

The financial statements of the Company and the Separate Account can be found in the Statement of Additional Information ("SAI"). You may obtain a free copy of this SAI if you contact our Annuity Service Center at (800) 99NY-SUN.

REGISTRATION STATEMENTS

Registration statements under the Securities Act of 1933, as amended, related to the contracts offered by this prospectus are on file with the SEC. This prospectus does not contain all of the information contained in the registration statements and exhibits. For further information regarding the Separate Account, the Company and its general account, the Variable Portfolios and the contract, please refer to the registration statements and exhibits.

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                              TABLE OF CONTENTS OF
                      STATEMENT OF ADDITIONAL INFORMATION
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Additional information concerning the operations of the Separate Account is contained in the Statement of Additional Information, which is available without charge upon written request. Please use the request form at the back of this prospectus and send it to our Annuity Service Center at P.O. Box 54299, Los Angeles, California 90054-0299 or by calling (800) 99NY-SUN. The contents of the SAI are listed below.

Separate Account..............................     3
General Account...............................     3
Support Agreement Between the Company and
  AIG.........................................     4
Master-Feeder Structure.......................     4
Performance Data..............................     5
Annuity Income Payments.......................     9
Annuity Unit Values...........................    10
Taxes.........................................    12
Distribution of Contracts.....................    20
Financial Statements..........................    20

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           APPENDIX A - DEATH BENEFITS FOLLOWING SPOUSAL CONTINUATION
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The following details the death benefit options payable upon the Continuing Spouse's death. The death benefit we will pay to the new Beneficiary chosen by the Continuing Spouse varies depending on the death benefit option elected by the original owner of the contract, the age of the Continuing Spouse as of the Continuation Date and the Continuing Spouse's date of death.

Capitalized terms used in this Appendix have the same meaning as they have in the prospectus.

The term "Continuation Net Purchase Payment" is used frequently in describing the death benefit payable upon a spousal continuation. We define Continuation Net Purchase Payment as Net Purchase Payments made on or after the Continuation Date. For the purpose of calculating Continuation Net Purchase Payments, the amount that equals the contract value on the Continuation Date, including the Continuation Contribution, is considered a Purchase Payment. If the Continuing Spouse makes no additional Purchase Payments or withdrawals, the Continuation Net Purchase Payments equals the contract value on the Continuation Date, including the Continuation Contribution, if any.

The term "withdrawals" as used in describing the death benefits is defined as withdrawals and the fees and charges applicable to those withdrawals.

THE COMPANY WILL NOT ACCEPT PURCHASE PAYMENTS FROM ANYONE AGE 86 OR OLDER. THEREFORE, THE DEATH BENEFIT CALCULATIONS DESCRIBED BELOW ASSUME THAT NO PURCHASE PAYMENTS ARE RECEIVED ON OR AFTER YOUR 86TH BIRTHDAY.

STANDARD DEATH BENEFIT PAYABLE UPON CONTINUING SPOUSE'S DEATH:

     1.  Standard Death Benefit

          If the Continuing Spouse is age 82 or younger on the Continuation Date, the death benefit will be the greater of:

          a. Contract value; or

          b. Continuation Net Purchase Payments.

          If the Continuing Spouse is age 83 or older on the Continuation Date, the death benefit is equal to the contract value.

     Maximum Anniversary Value Death Benefit Payable Upon Continuing Spouse's Death

     If the Enhanced Death Benefit is applicable upon the Continuing Spouse's death, we will pay the Beneficiary this death benefit.

          If the Continuing Spouse is age 82 or younger on the Continuation Date, the death benefit will be the greatest of:

          a. Contract value; or

          b. Continuation Net Purchase Payments; or

          c. Maximum anniversary value on any contract anniversary that occurred after the Continuation Date, but prior to the Continuing Spouse's 83rd birthday. The anniversary value for any year is equal to the contract value on the applicable contract anniversary date after the Continuation Date, reduced for withdrawals since that contract anniversary in the same proportion that the contract value was reduced on the date of such withdrawal, and adjusted for any Continuation Net Purchase Payments received since that anniversary date.

          If the Continuing Spouse is age 83 or older on the Continuation Date, the death benefit is equal to the contract value and the fee for the Maximum Anniversary Value option will no longer be deducted as of the Continuation Date.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE SPOUSAL CONTINUATION PROVISION (IN ITS ENTIRETY OR ANY COMPONENT) AT ANY TIME FOR PROSPECTIVELY ISSUED CONTRACTS.

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                        APPENDIX B - MARKETLOCK EXAMPLES
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The following examples demonstrate the operation of the MarketLock For Life Plus and MarketLock features:

MARKETLOCK FOR LIFE PLUS EXAMPLES

The following examples demonstrate the operation of the MarketLock For Life Plus feature:

EXAMPLE 1:


Assume you elect MarketLock For Life Plus and you invest a single Purchase Payment of $100,000, and you make no additional Purchase Payments, and no withdrawals before the 1st contract anniversary. Assume that on your 1st contract anniversary, your contract value is $103,000.


Your initial Benefit Base and Bonus Base are equal to 100% of your Eligible Purchase Payments, or $100,000. Your Bonus on the first anniversary is calculated as the Bonus Percentage (6%) multiplied by the Bonus Base ($100,000) which equals $6,000. On your first contract anniversary, your Benefit Base is adjusted to $106,000 which equals the greatest of your current Benefit Base ($100,000), your contract value ($103,000), or your Bonus plus your current Benefit Base ($6,000 + $100,000).

Assume your Maximum Annual Withdrawal Percentage is 5%, then your Maximum Annual Withdrawal Amount if you were to start taking withdrawals after the 1st contract anniversary is 5% of the Benefit Base (5% X $106,000 = $5,300). Therefore, as of your 1st contract anniversary, you may take withdrawals of up to $5,300 each year as long as the Covered Person(s) is(are) alive and you do not take any excess withdrawals.

EXAMPLE 2:


Assume you elect MarketLock For Life Plus, you invest an initial Purchase Payment of $100,000, you make subsequent Purchase Payments of $120,000 in year 2, $30,000 in year 5, and $50,000 in year 6, and you take no withdrawals before the 6th contract anniversary. Assume further that on your 1st contract anniversary, your contract value is $103,000. Therefore, your Benefit Base and Bonus Base do not increase due to a maximum Anniversary Value. Your contract values, Benefit Bases, Bonus Bases, and Bonuses are given as follows:


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      CONTRACT         CONTRACT
     ANNIVERSARY         VALUE    BENEFIT BASE BONUS BASE     BONUS
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         1st           $103,000    $106,000     $100,000     $6,000
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         2nd           $223,000    $218,000     $200,000     $12,000
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         3rd           $223,000    $230,000     $200,000     $12,000
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         4th           $223,000    $242,000     $200,000     $12,000
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         5th           $253,000    $285,800     $230,000     $13,800
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         6th           $303,000    $299,600     $230,000     $13,800
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Since the Benefit Base equals the Benefit Base at the beginning of that Benefit Year plus the subsequent Eligible Purchase Payments made in year 2, your new Benefit Base at the time of deposit equals $206,000 ($106,000 + $100,000). $20,000 of the $120,000 Purchase Payment is considered Ineligible Purchase Payments because it exceeds the Eligible Purchase Payment made in the 1st contract year (100% of $100,000). On your 2nd contract anniversary, your Bonus is $12,000 (6% X $200,000) and your Benefit Base equals $218,000 ($206,000 +
$12,000). Assuming your Maximum Annual Withdrawal Percentage at that time is 5%, then your Maximum Annual Withdrawal Amount would be $10,900 if you were to start taking withdrawals after the 2nd contract anniversary (5% of the $218,000 Benefit Base). However, continuing to assume you do not take any withdrawals in years 3 and 4, your Benefit Base will increase by your Bonus and as a result, your Maximum Annual Withdrawal Amount will also increase. After your Purchase Payment of $30,000 in year 5, your new Benefit Base equals $272,000 ($242,000 + $30,000). On your 5th contract anniversary, your Bonus Base is $230,000 and your Bonus equals $13,800 ($230,000 X 6%). Your Benefit Base equals $285,800 ($272,000 + $13,800). Any Purchase Payments made on or after your 5th contract anniversary are considered Ineligible Purchase Payments. Therefore, your $50,000 Purchase Payment in year 6 will not increase the Benefit Base, Bonus Base, or Bonus. A maximum Anniversary Value is not attained on the 6th contract anniversary since the contract value of $303,000 is reduced by Ineligible Purchase Payments of $70,000 ($20,000 + $50,000). Therefore, your Benefit Base is $299,600 ($285,800 + $13,800). If you were to start taking withdrawals after the 6th contract anniversary, and your Maximum Annual Withdrawal Percentage at that time remains at 5%, your Maximum Annual Withdrawal Amount would be $14,980 (5% of the $299,600 Benefit Base). If you do not take any Excess Withdrawals and begin taking withdrawals as of the 6th contract anniversary, you may take up to $14,980 each year as long as the Covered Person(s) is (are) alive.

EXAMPLE 3:


Assume you elect MarketLock For Life Plus and you invest a single Purchase Payment of $100,000, and you make no additional Purchase Payments. Assume that your contract values, Benefit Bases, Bonus Bases, and Bonuses are as follows:


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      CONTRACT         CONTRACT
     ANNIVERSARY         VALUE    BENEFIT BASE BONUS BASE     BONUS
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         1st           $103,000    $106,000     $100,000     $6,000
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         2nd           $115,000    $115,000     $115,000      N/A*
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         3rd           $107,000    $121,900     $115,000     $6,900
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         4th           $110,000    $128,800     $115,000     $6,900
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         5th           $140,000    $140,000     $140,000      N/A*
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         6th           $145,000    $148,400     $140,000     $8,400
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* The Benefit Base calculated based on the maximum anniversary value is greater than the Bonus plus the Benefit Base; therefore, the Bonus Base and Benefit Base are increased to the current anniversary value, and the Benefit Base is not increased by the Bonus.

On your 6th contract anniversary, your contract value is $145,000, and your Benefit Base is stepped-up to $148,400 and Bonus Base remains unchanged. Assume your Maximum Annual Withdrawal Percentage is 5%, then your Maximum Annual Withdrawal Amount if you were to start taking withdrawals would be $7,420 (5% of the $148,400 Benefit Base). Therefore, if you do not take any excess withdrawals and begin taking withdrawals as of the 6th contract anniversary, you may take up to $7,420 each year as long as the Covered Person(s) is (are) alive.

EXAMPLE 4 - IMPACT OF WITHDRAWALS IN EXCESS OF MAXIMUM ANNUAL WITHDRAWAL AMOUNT:


Assume you elect MarketLock For Life Plus, and you invest a single Purchase Payment of $100,000 with no additional Purchase Payments and no withdrawals before the 6th contract anniversary. Contract values, Benefit Base values, Bonus Base values, and Bonus amounts are as described in EXAMPLE 3 above. Also assume that during your 7th contract year, after your 6th contract anniversary, your contract value is $107,920 and you make a withdrawal of $11,440. Because the withdrawal is greater than your Maximum Annual Withdrawal Amount ($7,420), this withdrawal includes an Excess Withdrawal. In this case, the amount of the Excess Withdrawal is the total amount of the withdrawal less your Maximum Annual Withdrawal Amount ($11,440 - $7,420), or $4,020. First, we process the portion of your withdrawal that is not the Excess Withdrawal, which is $7,420. Your contract value after this portion of the withdrawal is $100,500
($107,920 - $7,420), but your Benefit Base and Bonus Base are unchanged. Next, we recalculate your Benefit Base, Bonus Base and Bonus by reducing the Benefit Base and Bonus Base by the proportion by which the contract value was reduced by the Excess Withdrawal ($4,020/$100,500 = 4%). The Benefit Base is adjusted to $142,464($148,400 minus 4% of $148,400 equals $5,936). The Bonus Base is adjusted to $134,400 ($140,000 minus 4% of $140,000 equals $5,600). Your new
Bonus is 6% of your new Bonus Base (6% X $134,400), which equals $8,064. Your new Maximum Annual Withdrawal Amount is your Benefit Base multiplied by your Maximum Annual Withdrawal Percentage ($142,464 X 5%), which equals $7,123.20. Therefore, if you do not take additional excess withdrawals, you may take up to $7,123.20 each year as long as the Covered Person(s) is(are) alive.



EXAMPLE 5 - IF YOU ELECT MARKETLOCK FOR LIFE PLUS OPTION 2:



Assume you elect MarketLock For Life Plus Option 2, and you invest a single Purchase Payment of $100,000. You make no additional Purchase Payments and no withdrawals before the 10th contract anniversary. Assume further that on your 1st contract anniversary, your contract value increases to $103,000, but through each subsequent contract year, there is effectively 0% growth net of fees in your contract value. Therefore, your Benefit Base and Bonus Base do not increase due to a maximum Anniversary Value. Assume that your contract values, Benefit Bases, Bonus Bases, and Bonuses are given as follows:



---------------------------------------------------------------------
                       CONTRACT     BENEFIT      BONUS
     ANNIVERSARY         VALUE       BASE        BASE        BONUS
---------------------------------------------------------------------
         1st           $103,000    $107,000    $100,000     $7,000
---------------------------------------------------------------------
         2nd           $103,000    $114,000    $100,000     $7,000
---------------------------------------------------------------------
         3rd           $103,000    $121,000    $100,000     $7,000
---------------------------------------------------------------------
         4th           $103,000    $128,000    $100,000     $7,000
---------------------------------------------------------------------
         5th           $103,000    $135,000    $100,000     $7,000
---------------------------------------------------------------------
         6th           $103,000    $142,000    $100,000     $7,000
---------------------------------------------------------------------
         7th           $103,000    $149,000    $100,000     $7,000
---------------------------------------------------------------------
         8th           $103,000    $156,000    $100,000     $7,000
---------------------------------------------------------------------
         9th           $103,000    $163,000    $100,000     $7,000
---------------------------------------------------------------------
        10th           $103,000    $200,000    $100,000      N/A*
---------------------------------------------------------------------



* The Benefit Base calculated based on 200% of the Purchase Payments made in the first contract year is greater than both maximum Anniversary Value and the Bonus plus the Benefit Base; therefore, the Benefit Base is increased to $200,000 on the 10th anniversary.



On your 10th anniversary, your Benefit Base is equal to the greatest of your contract value ($103,000), your Bonus plus your current Benefit Base ($170,000 = $163,000 + $7,000), and 200% of the Purchase Payments made in the first contract year ($200,000 = 200% of $100,000). Assume your

Maximum Annual Withdrawal Percentage is 5%, then your Maximum Annual Withdrawal Amount if you were to start taking withdrawals would be $10,000 (5% of the $200,000 Benefit Base). Therefore, if you do not take any excess withdrawals and begin taking withdrawals as of the 10th anniversary, you may take up to $10,000 each year as long as the Covered Person(s) is(are) alive.


MARKETLOCK EXAMPLES

The following examples demonstrate the operation of the MarketLock feature:

EXAMPLE 1:

Assume you elect MarketLock and you invest a single Purchase Payment of $100,000, and that you make no additional Purchase Payments and no withdrawals before the 1st contract anniversary. Assume that on your 1st contract anniversary, your contract value is $105,000.

Your initial MAV Benefit Base is equal to 100% of your Eligible Purchase Payments, or $100,000. On your first contract Anniversary, your MAV Benefit Base is equal to the greater of your current MAV Benefit Base ($100,000), or your contract value ($105,000), which is $105,000. Your Maximum Annual Withdrawal Amount if you were to start taking withdrawals following your first contract anniversary is 5% of the Benefit Base (5% x $105,000 = $5,250). The Minimum Withdrawal Period is equal to the MAV Benefit Base divided by the Maximum Annual Withdrawal Amount, which is 20 years ($105,000/$5,250). Therefore, as of your 1st contract anniversary, you may take up to $105,000 in withdrawals of up to $5,250 annually over a minimum of 20 years. However, if the first withdrawal occurs on or after the older owner's 65th birthday and no withdrawal ever exceeds 5% of each year's MAV Benefit Base, then all such withdrawals are guaranteed for the lifetime of the older owner and the Minimum Withdrawal Period does not apply unless lifetime withdrawals are terminated.

EXAMPLE 2:

Assume you elect MarketLock and you invest a single Purchase Payment of $100,000, and that you make no additional Purchase Payments and no withdrawals before the 5th contract anniversary. Assume that your contract anniversary values and MAV Benefit Base values are as follows:

-----------------------------------------------------------
     ANNIVERSARY        CONTRACT VALUE    MAV BENEFIT BASE
-----------------------------------------------------------
         1st               $105,000           $105,000
-----------------------------------------------------------
         2nd               $115,000           $115,000
-----------------------------------------------------------
         3rd               $107,000           $115,000
-----------------------------------------------------------
         4th               $110,000           $115,000
-----------------------------------------------------------
         5th               $120,000           $120,000
-----------------------------------------------------------

On your 5th anniversary, your contract value is $120,000, and your MAV Benefit Base is stepped-up to $120,000. Your Maximum Annual Withdrawal Amount if you were to start taking withdrawals after your 5th contract anniversary is 7% of the MAV Benefit Base (7% x $120,000 = $8,400). The Minimum Withdrawal Period is equal to the MAV Benefit Base divided by the Maximum Annual Withdrawal Amount, which is 14.28 years ($120,000/$8,400). Therefore, as of your 5th contract anniversary, you may take up to $120,000 in withdrawals of up to $8,400 annually over a minimum of 14 years, plus $2,400 in the last Benefit Year.

EXAMPLE 3 - IMPACT OF WITHDRAWALS LESS THAN OR EQUAL TO MAXIMUM ANNUAL
            WITHDRAWAL AMOUNT:

Assume you elect MarketLock, and you invest a single Purchase Payment of $100,000 with no additional Purchase Payments and no withdrawals before the 5th contract anniversary, and contract values and MAV Benefit Base values as described in EXAMPLE 2 above. During your 6th contract Year, after your 5th contract anniversary, you make a withdrawal of $4,500. Because the withdrawal is less than or equal to your Maximum Annual Withdrawal Amount ($8,400), your MAV Benefit Base ($120,000) is reduced by the total dollar amount of the withdrawal ($4,500). Your new MAV Benefit Base equals $115,500. Your Maximum Annual Withdrawal Amount remains $8,400. Your new Minimum Withdrawal Period following the withdrawal is equal to the new MAV Benefit Base divided by your current Maximum Annual Withdrawal Amount, ($115,500/$8,400). Therefore, following this first withdrawal of $4,500, you may take withdrawals of up to $8,400 annually over the next 13 years, plus $6,300 in the last Benefit Year.

EXAMPLE 4 - IMPACT OF WITHDRAWALS IN EXCESS OF MAXIMUM ANNUAL WITHDRAWAL AMOUNT:

Assume you elect MarketLock and you invest a single Purchase Payment of $100,000, and that you make no additional Purchase Payments and no withdrawals before the 5th contract anniversary. Assume that your contract anniversary values and MAV Benefit Base values are as follows:

-----------------------------------------------------------
     ANNIVERSARY        CONTRACT VALUE    MAV BENEFIT BASE
-----------------------------------------------------------
         1st               $105,000           $105,000
-----------------------------------------------------------
         2nd               $115,000           $115,000
-----------------------------------------------------------
         3rd               $120,000           $120,000
-----------------------------------------------------------
         4th               $110,000           $120,000
-----------------------------------------------------------
         5th               $80,000            $120,000
-----------------------------------------------------------

Your Maximum Annual Withdrawal Amount if you were to start taking withdrawals after your 5th contract anniversary is 7% of the MAV Benefit Base
(7% X $120,000 = $8,400). The Minimum Withdrawal Period is equal to the MAV Benefit Base divided by the Maximum Annual Withdrawal Amount, which is 14.28 years ($120,000/$8,400). Therefore, you may take annual withdrawals of up to $8,400 over the next 14 years, plus $2,400 in the last Benefit Year.

Now assume that during your 6th contract year, after your 5th contract anniversary, your contract value is $80,000 and you make a withdrawal of $11,688. Because the withdrawal is greater than your Maximum Annual Withdrawal Amount ($8,400), this withdrawal includes an Excess Withdrawal. In this case, the amount of the Excess Withdrawal is the total amount of the withdrawal less your Maximum Annual Withdrawal Amount ($11,688 -- $8,400), or $3,288. First, we process the portion of your withdrawal that is not the Excess Withdrawal, which is $8,400 from the contract value and the MAV Benefit Base. Your contract value after this portion of the withdrawal is $71,600 ($80,000 - $8,400). Your MAV Benefit Base after this portion of your withdrawal is $111,600
($120,000 - $8,400). Next, we recalculate your MAV Benefit Base by taking the lesser of two calculations. For the first calculation, we deduct the amount of the Excess Withdrawal from the MAV Benefit Base ($111,600 - $3,288 = $108,312). For the second calculation, we reduce the MAV Benefit Base by the proportion by which the contract value was reduced by the Excess Withdrawal
($68,312/$71,600 = 95.4%), or $111,600 * 95.4% which equals $106,475. Your MAV
Benefit Base is the lesser of these two calculations, or $106,475. The Minimum Withdrawal Period following the excess withdrawal is equal to the Minimum Withdrawal Period at the end of the prior year (14.28 years) reduced by one year (13.28 years). Your new Maximum Annual Withdrawal Amount following the excess withdrawal is your MAV Benefit Base divided by your Minimum Withdrawal Period ($106,475/13.28), which equals $8,017.71. Therefore, you may take annual withdrawals of up to $8,017.71 over the next 13 years, plus $2,244.77 in the last Benefit Year.

--------------------------------------------------------------------------------

   Please forward a copy (without charge) of the Polaris Preferred Solution Variable Annuity Statement of Additional Information to:

             (Please print or type and fill in all information.)

        ----------------------------------------------------------------
        Name

        ----------------------------------------------------------------
        Address

        ----------------------------------------------------------------
        City/State/Zip

Date:                                 Signed:
-----------------------------------   -----------------------------------

   Return to:  First SunAmerica Life Insurance Company, Annuity Service
   Center, P.O. Box 54299, Los Angeles, California 90054-0299
--------------------------------------------------------------------------------

                          PART C -- OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

The following financial statements are included in Part B of the Registration
Statement:

[TO BE UPDATED BY AMENDMENT].

(b) Exhibits


(1)   Resolutions Establishing Separate Account........................  3
(2)   Custody Agreements...............................................  Not
                                                                         Applicable
(3)   (a)  Form of Distribution Contract...............................  1
      (b)  Form of Selling Agreement...................................  1
(4)   (a)  Form of Polaris Preferred Solution Variable Annuity
           Contract....................................................  10
           (1) Form of Polaris Preferred Solution Variable Annuity
           Contract with 4 Year Surrender Charge.......................  10
           (2) Form of Polaris Preferred Solution Variable Annuity
           Contract with Bonus.........................................  10
      (b)  Form of Guaranteed Minimum Account Value Endorsement........  5
      (c)  Form of IRA Endorsement.....................................  4
      (d)  Form of Optional Guaranteed Minimum Withdrawal Benefit
           Endorsement
           (GMWB for Life).............................................  7
      (e)  Form of Nursing Home Rider..................................  8
      (f)  Form of Optional Guaranteed Minimum Withdrawal Benefit
           Endorsement
           (GMWB with Bonus and GMBB for Single Life)..................  10
      (g)  Form of Optional Guaranteed Minimum Withdrawal Benefit
           Endorsement
           (GMWB with Bonus and GMBB for Two Lives)....................  10
(5)   Annuity Application Specimen Contract............................  4
(6)   Corporate Documents of Depositor
      (a)  Certificate of Incorporation................................  1
      (b)  By-Laws.....................................................  1
(7)   Reinsurance Contract.............................................  Not
                                                                         Applicable
(8)   Material Contracts
      (a)  Form of Anchor Series Trust Fund Participation Agreement....  1
      (b)  Form of SunAmerica Series Trust Fund Participation
           Agreement...................................................  1
      (c)  Form of Van Kampen Life Investment Trust Fund Participation
           Agreement...................................................  2
      (d)  Form of Lord Abbett Series Fund, Inc. Fund Participation
           Agreement...................................................  2
      (e)  Form of American Funds Insurance Series and SunAmerica
           Series Trust Master-Feeder Fund Participation Agreement.....  9
      (f)  Form of Franklin Templeton Variable Insurance Products Trust
           Fund Participation Agreement................................  To Be Filed
                                                                         By Amendment
(9)   Opinion of Counsel and Consent of Depositor......................  To Be Filed
                                                                         By Amendment
(10)  Consent of Independent Registered Public Accounting Firm.........  To Be Filed
                                                                         By Amendment
(11)  Financial Statements Omitted from Item 23........................  Not
                                                                         Applicable
(12)  Initial Capitalization Agreement.................................  Not
                                                                         Applicable
(13)  Other
      (a)  Diagram and Listing of All Persons Directly or Indirectly
           Controlled By or Under Common Owner Control with First
           SunAmerica Life Insurance Company, the Depositor of
           Registrant..................................................  9
      (b)  Power of Attorney  -- First SunAmerica Life Insurance
           Company Directors...........................................  10
      (c)  Support Agreement of American International Group, Inc. ....  6

---------------


           1 Incorporated by reference to Post-Effective Amendment No. 5 and Amendment No. 7, File Nos. 033-85014 and 811-08810,
              filed January 30, 1998, Accession No. 0000950148-98-000132.
           2  Incorporated by reference to Post-Effective Amendment No. 18 and Amendment No. 20, File Nos. 033-85014 and 811-08810,
              filed November 27, 2002, Accession No. 0000950148-02-002786.
           3  Incorporated by reference to the Initial Registration
              Statement, File Nos. 333-102137 and 811-08810, filed
              December 23, 2002, Accession No. 0000898430-02-004616.
           4  Incorporated by reference to Pre-Effective Amendment No. 1 and Amendment No. 1, File Nos. 333-102137 and 811-08810,
              filed August 14, 2003 Accession No. 0001193125-03-036541.
           5  Incorporated by reference to Post-Effective Amendment No. 9 and Amendment No. 10, File Nos. 333-65118 and 811-03859,
              filed on September 25, 2003, Accession No.
              0000950148-03-002354.
           6 Incorporated by reference to Post-Effective Amendment No. 4 and Amendment No. 5, File Nos. 333-102137 and 811-08810,
              filed August 12, 2005, Accession No. 0000950129-05-008162.
           7  Incorporated by reference to Post-Effective Amendment No. 8 and Amendment No. 9, File Nos. 333-102137 and 811-08810,
              filed May 1, 2006, Accession No. 0000950129-06-004651.
           8 Incorporated by reference to Post-Effective Amendment No. 10 and Amendment No. 11, File Nos. 333-102137 and 811-08810,
              filed on September 21, 2006, Accession No.
              0000950124-06-005436.
           9 Incorporated by reference to Post-Effective Amendment No. 13 and Amendment No. 14, File Nos. 333-102137 and 811-08810,
              filed April 30, 2007, Accession No. 0000950124-07-002498.
          10  Incorporated by reference to the Initial Registration
              Statement, File Nos. 333-147008 and 811-08810, filed on
              October 30, 2007, Accession No. 0000950148-07-000268.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

(a) The officers and directors of First SunAmerica Life Insurance Company, Depositor, are listed below. Their principal business address is 1 SunAmerica Center, Los Angeles, California 90067-6022, unless otherwise noted.


NAME                                                                         POSITION
----                                                                         --------
Jay S. Wintrob.......................................  Director, Chief Executive Officer and President
Michael J. Akers(2)..................................  Director and Senior Vice President
N. Scott Gillis(1)...................................  Director, Senior Vice President and Chief Financial
                                                       Officer
Jana W. Greer(1).....................................  Director and Executive Vice President
Bruce R. Abrams(2)...................................  Director and Executive Vice President
Christine A. Nixon...................................  Director, Senior Vice President and Secretary
M. Bernard Aidinoff(5)...............................  Director
Patrick J. Foley(6)..................................  Director
Cecil C. Gamwell III(7)..............................  Director
Jack R. Harnes(8)....................................  Director
David L. Herzog(3)...................................  Director
John I. Howell(9)....................................  Director
Christopher J. Swift(3)..............................  Director
Stewart R. Polakov(1)................................  Senior Vice President and Controller
Edwin R. Raquel(1)...................................  Senior Vice President and Chief Actuary
Mallary L. Reznik....................................  Senior Vice President and General Counsel
Timothy W. Still(1)..................................  Senior Vice President
Gavin D. Friedman....................................  Vice President and Deputy General Counsel
Roger E. Hahn(4).....................................  Vice President
Tracey Harris(2).....................................  Vice President
Rodney A. Haviland(1)................................  Vice President
Sharla A. Jackson(10)................................  Vice President
Frank J. Julian(1)...................................  Vice President and Chief Compliance Officer
Michelle H. Powers(2)................................  Vice President
Stephen Stone(1).....................................  Vice President
Monica Suryapranata(1)...............................  Vice President and Variable Annuity Product
                                                       Controller
Edward T. Texeria(1).................................  Vice President
Virginia N. Puzon....................................  Assistant Secretary


---------------

 (1) 21650 Oxnard Street, Woodland Hills, CA 91367

 (2) 2929 Allen Parkway, Houston, TX 77019

 (3) 70 Pine Street, New York, NY 10270

 (4) 2727 Allen Parkway, Houston, TX 77019

 (5) Sullivan & Cromwell, 125 Broad Street, New York, NY 10004

 (6) 130 Water Street, New York, NY 10005

 (7) 419 West Beach Road, Charlestown, RI 02813

 (8) 64 South Quaker Hill Road, Pawling, NY 12564

 (9) 148 Wellington Lane, Springfield Center, NY 13468


(10) 205 East 10th Street, Amarillo, TX 79101


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

The Registrant is a separate account of First SunAmerica Life (Depositor). Depositor is a subsidiary of American International Group, Inc. ("AIG"). For a complete listing and diagram of all persons directly or indirectly controlled by or under common control with the Depositor or Registrant, see Exhibit 13(a). An organizational chart for AIG can be found in Form 10-K, SEC file number 001-08787, Accession Number 0000950123-07-003026, filed March 1, 2007.

ITEM 27.  NUMBER OF CONTRACT OWNERS

SALES OF CONTRACTS HAVE NOT YET BEGUN.

ITEM 28.  INDEMNIFICATION

Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

FIRST SUNAMERICA LIFE INSURANCE COMPANY

Section 719 of the Business Corporation Law of the State of New York permits the indemnification of directors, officers, employees and agents of New York corporations. Section 10 of the Third Article of the Company's Amended and Restated Certificate of Incorporation and Article Fifteen of the Company's parent, AIG Retirement Services, Inc., By-Laws provide for the indemnification of directors and officers to the full extent required or permitted by the law, including the advance of expenses under the procedures set forth herein. In addition, the Company's officers and directors are covered by certain directors' and officers' liability insurance policies maintained by the Company's parent.

Additionally, pursuant to the Distribution Agreement filed as Exhibit 3(a) to this Registration Statement, Depositor has agreed to indemnify and hold harmless AIG SunAmerica Capital Services, Inc. ("Distributor") for damages and expenses arising out of (1) any untrue statement or alleged untrue statement of a material fact contained in materials prepared by Depositor in conjunction with the offer and sale of the contracts, or Depositor's failure to comply with applicable law or other material breach of the Distribution Agreement. Likewise, the Distributor has agreed to indemnify and hold harmless Depositor and its affiliates, including its officers, directors and the separate account, for damages and expenses arising out of any untrue statement or alleged untrue statement of a material fact contained in materials prepared by Distributor in conjunction with the offer and sale of the contracts, or Distributor's failure to comply with applicable law or other material breach of the Distribution Agreement.

Pursuant to the Selling Agreement, a form of which is filed as Exhibit 3(b) to this Registration Statement, Depositor and Distributor are generally indemnified by selling broker/dealers firms from wrongful conduct or omissions in conjunction with the sale of the contracts.

ITEM 29.  PRINCIPAL UNDERWRITER

(a) AIG SunAmerica Capital Services, Inc. acts as distributor for the following investment companies:

    AIG SunAmerica Life Assurance Company -- Variable Separate Account
     AIG SunAmerica Life Assurance Company -- Variable Annuity Account One
     AIG SunAmerica Life Assurance Company -- Variable Annuity Account Two
     AIG SunAmerica Life Assurance Company -- Variable Annuity Account Four
     AIG SunAmerica Life Assurance Company -- Variable Annuity Account Five
     AIG SunAmerica Life Assurance Company -- Variable Annuity Account Seven
     AIG SunAmerica Life Assurance Company -- Variable Annuity Account Nine First SunAmerica Life Insurance Company -- FS Variable Separate Account First SunAmerica Life Insurance Company -- FS Variable Annuity Account One First SunAmerica Life Insurance Company -- FS Variable Annuity Account Two First SunAmerica Life Insurance Company -- FS Variable Annuity Account Five First SunAmerica Life Insurance Company -- FS Variable Annuity Account Nine AIG Series Trust
     SunAmerica Series Trust

        SunAmerica Equity Funds
        SunAmerica Income Funds
SunAmerica Focused Series, Inc.
SunAmerica Money Market Funds, Inc.
SunAmerica Senior Floating Rate Fund, Inc.

(b) Directors, Officers and principal place of business:

OFFICER/DIRECTORS*                                                     POSITION
------------------                                                     --------
Peter A. Harbeck.................................  Director
James T. Nichols.................................  Director, President & Chief Executive Officer
Debbie Potash-Turner.............................  Senior Vice President & Chief Financial Officer
Frank Curran.....................................  Controller
Joseph D. Neary..................................  Chief Compliance Officer
John T. Genoy....................................  Vice President
Mallary L. Reznik**..............................  Vice President
Kathleen S. Stevens..............................  Manager, Compliance
Christine A. Nixon**.............................  Secretary
Virginia N. Puzon**..............................  Assistant Secretary

---------------

 * Unless otherwise indicated, the principal business address of AIG SunAmerica Capital Services, Inc. and of each of the above individuals is Harborside Financial Center, 3200 Plaza 5, Jersey City, New Jersey 07311.

** Principal business address is 1 SunAmerica Center, Los Angeles, California
   90067.

(c) AIG SunAmerica Capital Services, Inc. retains no compensation or commissions from the Registrant.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

All of the accounts, books, records or other documents required to be kept by
Section 31(a) of the Investment Company Act of 1940 and its rules are maintained by Depositor at 21650 Oxnard Ave., Woodland Hills, California 91367.

ITEM 31.  MANAGEMENT SERVICES

Not Applicable.

ITEM 32.  UNDERTAKINGS

GENERAL REPRESENTATIONS

The Registrant hereby represents that it is relying on the No-Action Letter issued by the Division of Investment Management to the American Council of Life Insurance dated November 28, 1988 (Commission Ref. No. IP-6-88). Registrant has complied with conditions one through four on the No-Action Letter.

Depositor represents that the fees and charges to be deducted under the Contracts described in the prospectus contained in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Depositor in accordance with Section 26(f)(2)(A) of the Investment Company Act of 1940.

UNDERTAKINGS OF THE REGISTRANT

Registrant undertakes to: (a) file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted; (b) include either (1) as part of any application to purchase a contract offered by the prospectus forming a part of the Registration Statement, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the Applicant can remove to send for a Statement of Additional Information; and (c) deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, FS Variable Separate Account has caused this Pre-Effective Amendment No. 1 and Amendment No. 1 to its Registration Statement on Form N-4 (File No. 333-147008) to be signed on its behalf by the undersigned, in the City of Los Angeles, and the State of California, on this 19th day of November, 2007.


                                       FS VARIABLE SEPARATE ACCOUNT
                                       (Registrant)

                                       By: FIRST SUNAMERICA LIFE INSURANCE
                                       COMPANY

                                       By:        /s/ JAY S. WINTROB
                                         ---------------------------------------
                                                     JAY S. WINTROB,
                                                 CHIEF EXECUTIVE OFFICER

                                       By: FIRST SUNAMERICA LIFE INSURANCE
                                       COMPANY
                                       (Depositor)

                                       By:        /s/ JAY S. WINTROB
                                         ---------------------------------------
                                                     JAY S. WINTROB,
                                                 CHIEF EXECUTIVE OFFICER

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                    SIGNATURE                                           TITLE                               DATE
                    ---------                                           -----                               ----

JAY S. WINTROB*                                          Chief Executive Officer, President &         November 19, 2007
------------------------------------------------                       Director
JAY S. WINTROB                                              (Principal Executive Officer)


BRUCE R. ABRAMS*                                                       Director                       November 19, 2007
------------------------------------------------
BRUCE R. ABRAMS


M. BERNARD AIDINOFF*                                                   Director                       November 19, 2007
------------------------------------------------
M. BERNARD AIDINOFF


MICHAEL J. AKERS*                                                      Director                       November 19, 2007
------------------------------------------------
MICHAEL J. AKERS


PATRICK J. FOLEY*                                                      Director                       November 19, 2007
------------------------------------------------
PATRICK J. FOLEY


CECIL C. GAMWELL III*                                                  Director                       November 19, 2007
------------------------------------------------
CECIL C. GAMWELL III

                    SIGNATURE                                           TITLE                               DATE
                    ---------                                           -----                               ----


N. SCOTT GILLIS*                                        Senior Vice President, Chief Financial        November 19, 2007
------------------------------------------------       Officer & Director (Principal Financial
N. SCOTT GILLIS                                                        Officer)


JANA W. GREER*                                                         Director                       November 19, 2007
------------------------------------------------
JANA W. GREER


JACK R. HARNES*                                                        Director                       November 19, 2007
------------------------------------------------
JACK R. HARNES


DAVID L. HERZOG*                                                       Director                       November 19, 2007
------------------------------------------------
DAVID L. HERZOG


JOHN I. HOWELL*                                                        Director                       November 19, 2007
------------------------------------------------
JOHN I. HOWELL


CHRISTINE A. NIXON*                                                    Director                       November 19, 2007
------------------------------------------------
CHRISTINE A. NIXON


CHRISTOPHER J. SWIFT*                                                  Director                       November 19, 2007
------------------------------------------------
CHRISTOPHER J. SWIFT


STEWART R. POLAKOV*                                      Senior Vice President and Controller         November 19, 2007
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STEWART R. POLAKOV


/s/ MANDA GHAFERI                                                  Attorney-in-Fact                   November 19, 2007
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*MANDA GHAFERI